As filed with the Securities and Exchange Commission on September 8, 2020

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Yalla Group Limited

(Exact name of Registrant as specified in its charter)

Cayman Islands	7370	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

#238, Building 16, Dubai Internet City

Dubai, United Arab Emirates

+971-4-587-7388

(Address and Telephone Number of Registrant’s Principal Executive Offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, N.Y. 10168

+1 (800) 221-0102

(Name, address and telephone number of agent for service)

Copies to:

Yi Gao, Esq. Simpson Thacher & Bartlett LLP c/o 35th Floor, ICBC Tower 3 Garden Road Central, Hong Kong +852-2514-7600	Shuang Zhao, Esq. Cleary Gottlieb Steen & Hamilton LLP c/o 37th Floor, Hysan Place 500 Hennessy Road Causeway Bay, Hong Kong +852 2521-4122	Gamal M. Abouali, Esq. Cleary Gottlieb Steen & Hamilton LLP Al Sila Tower, 27th floor Abu Dhabi Global Market Square Al Maryah Island, PO Box 29920 Abu Dhabi, United Arab Emirates +971 2-412-1700

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)	Proposed Maximum Aggregate Offering Price(2)(3)	Amount of Registration Fee
Class A ordinary shares, par value US$0.0001 per share	US$100,000,000	US$12,980.00

(1)

American depositary shares, or ADSs, issuable upon deposit of the Class A ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333-            ). Each ADS represents              Class A ordinary shares.

(2)

Includes (a) Class A ordinary shares represented by ADSs that may be purchased by the underwriters pursuant to their over-allotment option and (b) all Class A ordinary shares represented by ADSs initially offered and sold outside the United States that may be resold from time to time in the United States either as part of the distribution or within 40 days after the later of the effective date of this registration statement and the date the securities are first bona fide offered to the public.

(3)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the United States Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated             , 2020.

American Depositary Shares

Yalla Group Limited

Representing                  Class A Ordinary Shares

This is an initial public offering of American depositary shares, or ADSs, representing Class A ordinary shares of Yalla Group Limited.

We are offering                  ADSs, and the selling shareholder named in this prospectus is offering                  ADSs to be sold in this offering. Each ADS represents                  Class A ordinary shares, US$0.0001 par value per share. We anticipate the initial public offering price per ADS will be between US$                 and US$                . We will not receive any proceeds from the sale of ADSs by the selling shareholder.

Prior to this offering, there has been no public market for the ADSs or our shares. We will apply to list the ADSs on the New York Stock Exchange, or the NYSE, under the symbol “YALA.”

We are an “emerging growth company” under applicable United States federal securities laws and are eligible for reduced public company reporting requirements.

See “Risk Factors” on page 13 to read about factors you should consider before buying the ADSs.

PRICE US$             PER ADS

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Us	Proceeds to the Selling Shareholder
Per ADS	US$	US$	US$	US$
Total	US$	US$	US$	US$

(1)	For additional information on underwriting compensation, see “Underwriting.”

To the extent that the underwriters sell more than                 ADSs in this offering, the underwriters have a 30-day option to purchase up to an aggregate of                  additional ADSs from us [and the selling shareholder] at the initial public offering price less the underwriting discounts and commissions.

Upon the completion of this offering,                 Class A ordinary shares and 24,734,013 Class B ordinary shares will be issued and outstanding. Holders of Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Each Class A ordinary share will be entitled to one vote, and each Class B ordinary share will be entitled to 20 votes and will be convertible to one Class A ordinary share. We will be a “controlled company” as defined under the rules of the NYSE because Mr. Tao Yang, our Chairman and Chief Executive Officer, will hold a majority of the aggregate voting power of our company upon the completion of this offering.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs against payment in New York, New York on                , 2020.

MORGAN STANLEY	HAITONG INTERNATIONAL

TIGER BROKERS

Prospectus dated                , 2020

LEADING
VOICE-CENTRIC
SOCIAL NETWORKING
AND ENTERTAINMENT
PLATFORM PRIMARILY IN MENA

OUR MISSION

SOCIAL NETWORKING
SOCIAL ENTERTAINMENT
LEISURELY GATHERING
Yalla Rooms
Many-to-Many Interaction
Self-Expression
Play and Fun
YALLA COMMUNITY
Building Friendships
Moments and Messaging
Casual Games

12.5MM Average MAUs [1]

5.4MM Paying Users [1]

99.6% Revenue Growth [2]

c. 4.5 Hours Average Daily Time Spent on Yalla per Active Users [1]

47.8% Net Margin [3]

1. For the second quarter of 2020
2. From the six months ended June 30, 2019 to the six months ended June 30, 2020
3. For the six months ended June 30, 2020

No dealer, salesperson or other person is authorized to give any information or to represent as to anything not contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell, and we are seeking offers to buy, only the ADSs offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or any sale of the ADSs.

Neither we nor the underwriters have done anything that would permit this offering or the possession or distribution of this prospectus or any filed free writing prospectus in any jurisdiction where other action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus or any free writing prospectus filed with the United States Securities and Exchange Commission, or SEC, must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus or any filed free writing prospectus outside of the United States.

Until                 , 2020 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in the ADSs. You should carefully read the entire prospectus, including “Risk Factors” and the financial statements, before making an investment decision. This prospectus contains information from an industry report commissioned by us and prepared by Frost & Sullivan, an independent market research firm, to provide information regarding our industry and our market position in MENA. We refer to this report as the Frost & Sullivan Report.

Mission

We aspire to build the most popular destination for online social networking and entertainment activities in MENA.

Overview

A Community Built on Voice

Voice connects us to our fellow humans.

Voice is unique, like a person’s signature, instantly recognizable by friends.

Voice is fun, stories, songs, jokes and gossips are among the oldest, as well as the most popular, forms of entertainment.

Voice is spontaneous, no need to look for a pen or a keyboard, just open the mouth.

Voice is powerful, it is an effective medium to convey ideas and emotions.

Voice is charming, few things are as beautiful as a loved one’s voice.

Social gatherings for group chatting and other casual entertainment have been a long-standing tradition in MENA. A common example is majlis, a gathering event of friends and neighbors to socialize, exchange gifts and play casual games. Majlis is deeply ingrained in the cultures of many countries in MENA and has remained popular for centuries. Since the founding of our business, we have been helping the local people in MENA to bring their traditions online and continue their social enjoyment in the mobile Internet era. Our products mirror what people enjoy doing in majlis, cafes and other offline leisure and entertainment settings and make social interactions more convenient. Leveraging our cultural insights, we identified voice chats to be uniquely suitable for online social networking and entertainment in MENA and pioneered the development of a voice-centric mobile social networking and entertainment platform in the region.

Today, we are the largest voice-centric social networking and entertainment platform in MENA as measured by revenue in 2019, according to the Frost & Sullivan Report. We have built a large and vibrant Yalla community. In the second quarter of 2020, approximately 12.5 million users visited our platform on average each month; they spent a total of 309.5 million hours in our live voice chat rooms, or Yalla rooms, and played a total of 407.2 million rounds of casual games on Yalla Ludo. The number of paying users on our platform was 5.4 million in the second quarter of 2020. On average, active users of Yalla and Yalla Ludo spent approximately 4.5 hours and 1.4 hours on our platform every day in the second quarter of 2020, respectively.

A Market Full of Opportunities

Comprised of 10 countries and with a total population of 247.0 million as of December 31, 2019, MENA is a predominantly Arabic-speaking region with a very unique culture. The region encompasses some of the more affluent countries in the world in terms of nominal GDP per capita, including Qatar, the UAE, Kuwait and Saudi Arabia, with nominal GDP per capita in 2019 at US$66,060, US$39,806, US$28,664 and US$23,187, respectively, compared to the global average at US$11,319 in 2019, according to the Frost & Sullivan Report. Given MENA’s stable economic development with relatively high nominal GDP per capita, high mobile Internet penetration rate and high standard of social welfare, especially in the Gulf countries, people in MENA generally favor a more balanced lifestyle, thus creating a positive environment for online social networking and entertainment market.

The MENA online social networking and entertainment landscape is characterized by favorable macroeconomic and demographic conditions, as illustrated by the following figures:

Stable Economic Development	Young Population	Stable Population Growth	High Mobile Internet Penetration
3.3% Expected Nominal GDP CAGR from 2019 to 2024	29.8 Median Age (years) in 2019	2.0% Expected Population CAGR from 2019 to 2024	104.8%(1) Mobile Internet Penetration Rate Expected by 2024

Source:	the Frost & Sullivan Report
(1)	Mobile Internet penetrate rate in MENA was 83.6% in 2019.

There also exists a significant imbalance between the supply of, and demand for, online social networking and entertainment options in MENA. In 2019, there were 137.0 million active online social networking and entertainment users in MENA with an average daily time spent of 230 minutes per user, substantially longer than many other countries and regions. However, the availability of Arabic online social networking and entertainment applications is limited, according to the Frost & Sullivan Report. In addition, very few online social networking and entertainment platforms have localized their Arabic user interfaces based on MENA culture. As such, the demand for online social networking and entertainment services from MENA is significantly underserved. Active online social networking and entertainment users in MENA only downloaded social networking and entertainment applications 3.4 times in 2019, below the numbers in the United States, Europe, Southeast Asia and China at 6.2, 4.0, 4.3 and 13.8 times, respectively. There is significant growth potential for the online social networking and entertainment market in MENA, as more online social networking and entertainment applications become available to users in the region.

The opportunity in online social networking and entertainment is further amplified by the relatively limited offline social networking and entertainment options in MENA as a result of local cultures and customs. Leisurely social gatherings among family members and friends are the main traditional social networking and entertainment activities in this region. By bringing such offline social interactions online, social networking and entertainment applications have made it easier for users to continue their social networking and entertainment activities anywhere and anytime.

As MENA becomes more affluent and experiences further mobile Internet penetration, and the size of the tech-savvy young generation grows, we believe the demand for online social networking and entertainment will continue to increase in this region. Moreover, as options for both online and offline social networking and entertainment are limited in MENA, its mobile users’ desire for online social networking and entertainment is still relatively overlooked compared to other countries and regions. As a result, we believe MENA is an attractive market for online social networking and entertainment, as the market is currently underserved and has not reached its full potential.

Why Users Love Us

We believe “Yalla” has become synonymous with fun and enjoyable mobile social experience in MENA. Users love our platform for the following reasons:

•	Superior Social Experience

We provide a mobile platform for users to enjoy superior social experience online. Our mobile applications were inspired by offline social leisure activities in MENA. We bring such activities to the mobile Internet to make them more convenient. Our flagship mobile application, Yalla, primarily features Yalla rooms, which may be viewed as the online version of majlis or cafés, where people spend their leisure time in casual chats. On the other hand, Yalla Ludo resembles a family living room where family members and friends play simple board games that are highly popular in MENA, such as Ludo and Domino. We carefully preserve the traditional features and tastes of these popular games so that our users can easily apply their offline experience to our mobile platform.

Leisure is a mentally beneficial experience, and we believe that leisure activities should be done for their own sake. Our users gather on our platform for a relaxing social leisure experience. Whether their time is spent on an hour of casual chatting or a few rounds of casual games, social interactions and companionships are what our users cherish. We aim to provide our users with a pure social leisure experience. While our users may receive virtual gifts and accumulate virtual currencies on our platform, none of the virtual gifts and virtual currencies are convertible into real money under any circumstance and our users are unable to sell such virtual items to other users through our platform. Instead, users send virtual gifts to express their appreciation of contributions by other users or gain recognition within the community.

•	Localized Appeal

We have developed the leading social networking and entertainment platform tailored for the local cultures of our target markets, particularly MENA. We believe localizing is much more than using the local language in user interfaces. Leveraging our insights into MENA culture and local user preferences, we infuse our user interfaces with local cultural elements. For non-English versions of Yalla, we update the user interface with color themes and logos related to specific local holidays to celebrate with our users, and virtual gifts are typically designed based on local customs. As a result of our close attention to detail, our mobile applications deliver a seamless user experience and foster a strong sense of belonging among users. Such localized appeal resonates with users and allows us to build a highly loyal and engaging user community. Our ability to faithfully preserve the traditional flavors of local offline social life also differentiates us from other platforms.

•	Voice-Centric Interaction Preferred by Users

Our users mainly interact through real-time voice chats on our platform. Compared to other forms of online communication such as texts, graphics or video, users are able to communicate more comfortably and effortlessly by voice. Moreover, voice chats are more suitable to the cultural norms in MENA compared to video chats. We believe our voice-centric approach has been one of the key reasons for our success in MENA.

•	Highly Interactive User Community

Our platform is designed to maintain users’ equal status, thereby encouraging all of them to freely communicate and interact with each other. There are no differences of influencers and followers, or gurus and newbies. Instead of passively consuming content, users come to our platform in order to actively participate in the social leisure activities we offer. We believe these social interactions foster a sense of community among users and enable our platform to attract and retain users more effectively compared to other platforms.

Our Financial Performance

We have experienced strong revenue growth in recent years. We primarily generate our revenues from users’ consumptions of virtual items and upgrade services. Virtual items primarily consist of various virtual gifts. Upgrade services primarily consist of VIP rights or premium membership on our platform. Our revenues increased by 49.8% from US$42.4 million in 2018 to US$63.5 million in 2019. Our revenues increased by 99.6% from US$26.4 million in the six months ended June 30, 2019 to US$52.8 million in the six months ended June 30, 2020.

Our innovative business model focuses on users’ interactions and social networking experience on our platform. Therefore, we do not incur significant content acquisition cost, such as incentive fees to key users or costs for acquiring media content. Our user acquisition channels have been cost-effective. As a result, we are able to achieve high profitability. Our net income was US$20.2 million and US$28.9 million in 2018 and 2019, respectively, and our net margin was 47.8% and 45.6% in 2018 and 2019, respectively. Our net income was US$11.4 million and US$25.2 million in the six months ended June 30, 2019 and 2020, respectively, and our net margin was 43.3% and 47.8% in the six months ended June 30, 2019 and 2020, respectively.

Our Strengths

We believe the following competitive strengths contribute to our continued success and will help us fulfill our mission:

•	leading position based on an innovative business model;

•	highly engaged and interactive user community;

•	superior user experience;

•	strong monetization capabilities to capitalize on strong market opportunities;

•	“glocalized” and experienced management; and

•	proven track record in expanding product offerings and geographic coverage.

Our Strategies

To fulfill our mission, we plan to pursue the following strategies to grow our business:

•	expand user base;

•	enhance user experience;

•	enrich our platform with new products;

•	invest in technology; and

•	explore strategic partnerships.

Our Challenges

Our business and the successful execution of our strategies are subject to certain challenges, risks and uncertainties including:

•	our ability to retain our users, keep them engaged and further grow our user base;

•	risks and uncertainties regarding the growth of the voice-centric social networking and entertainment industry;

•	our ability to effectively manage our growth and control our spending;

•	uncertainties regarding the implementation of our monetization strategies;

•	our ability to maintain and enhance our brand;

•	our limited operating experience in new markets and limited operating history;

•	our ability to maintain our community culture;

•	our dependence on the proper functioning and improvement of our information technology systems and infrastructure;

•	our dependence on third-party services and technologies;

•	risks related to health epidemics, natural disasters and other outbreaks; and

•	risks related to global political and economic conditions.

In addition, we face risks and uncertainties related to the regulatory environment in MENA and other regions in which we operate. We also face other risks and uncertainties that may materially affect our business, financial conditions, results of operations and prospects. You should consider the risks discussed in “Risk Factors” and elsewhere in this prospectus before investing in our ADSs.

Our Corporate Structure

We are a Cayman Islands holding company and conduct our operations through our operating subsidiaries in the United Arab Emirates and China. We currently operate our business through Yalla UAE, Hangzhou Yale and Shenzhen Moov. Yalla UAE functions as our primary business operation center and engages in sales, marketing, customer service and other business operations. Hangzhou Yale performs technology and product development functions. Shenzhen Moov primarily performs marketing and financial reporting functions.

The following diagram illustrates our corporate structure as of the date of this prospectus. Equity interests depicted in this diagram are held as to 100%.

Our Corporate Information

Our principal executive offices are located at #238, Building 16, Dubai Internet City, Dubai, United Arab Emirates. Our telephone number at this address is +971-4-587-7388. Our registered office in the Cayman Islands is located at the offices of Vistra (Cayman) Limited, P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KYl -1205 Cayman Islands. Investors should submit any inquiries to the address and telephone number of our principal executive offices set forth above.

Our main website is yallatech.ae, and the information contained on this website is not a part of this prospectus. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, N.Y. 10168.

Implications of Being an Emerging Growth Company

As a company with less than US$1,070,000,000 in revenue for the last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, related to the assessment of the effectiveness of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We will take advantage of the extended transition period. As a result of this election, our financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

We will remain an emerging growth company until the earliest of (a) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the previous three year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of the ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Implications of Being a Foreign Private Issuer and a Controlled Company

We are a foreign private issuer within the meaning of the rules under the Exchange Act and, as such, we are permitted to follow the corporate governance practices of our home country, the Cayman Islands, in lieu of the corporate governance standards of the NYSE applicable to U.S. domestic companies. For example, we are not required to have a majority of the board consisting of independent directors nor have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors. We intend to continue to follow our home country’s corporate governance practices as long as we remain a foreign private issuer. As a result, you may not have the same protection afforded to shareholders of U.S. domestic companies that are subject to the NYSE corporate governance requirements. As a foreign private issuer, we are also subject to reduced disclosure requirements and are exempt from certain provisions of the U.S. securities rules and regulations applicable to U.S. domestic issuers such as the rules regulating solicitation of proxies and certain insider reporting and short-swing profit rules.

Upon the completion of this offering, we will be a “controlled company” as defined under the rules of the NYSE, because Mr. Tao Yang, our Chairman and Chief Executive Officer, will be able to exercise             % of the aggregate voting power of our total issued and outstanding shares, assuming the underwriters do not exercise their option to purchase additional ADSs. Under the rules of the NYSE, a “controlled company” may elect not to comply with certain corporate governance requirements. Currently, we do not plan to utilize the “controlled company” exemptions with respect to our corporate governance practice after we complete this offering.

Conventions That Apply to This Prospectus

Unless we indicate otherwise, references in this prospectus to:

•	“active users” are to registered users who accessed any of our mobile applications at least once during a given period;

•	“ADSs” are to American depositary shares, each of which represents Class A ordinary shares;

•	“AED” are to the United Arab Emirates dirham, the legal currency of the United Arab Emirates;

•	“ARPPU” are to average revenues per paying user in a given period, which is calculated by dividing (i) revenues for such period, by (ii) the number of paying users for such period;

•	“average MAUs” are to the average monthly active users in a given period calculated by dividing (i) the sum of active users for each month of such period, by (ii) the number of months in such period;

•	“CAGR” are to compound annual growth rate;

•

“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this prospectus only, Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region;

•

“MENA” are to the Middle East and North Africa region, including, for the purposes of this prospectus only, Algeria, Bahrain, Egypt, Jordan, Kuwait, Morocco, Oman, Qatar, Saudi Arabia and the United Arab Emirates;

•	“Net margin” are to net income as a percentage of revenues;

•

“paying users” are to registered users who purchased our virtual items or upgrade services using virtual currencies on our platform at least once in a given period, except for users who receive all of their virtual currencies directly or indirectly from us for free;

•

“registered users” are to users who have registered accounts on our platform as of a given time; a registered user is not necessarily a unique user, however, as an individual may register multiple accounts on our platform, and consequently, the number of registered users we present in this prospectus may not equal the number of unique users who have registered on our platform as of a given time;

•	“UAE” are to the United Arab Emirates;

•	“US$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States; and

•	“we,” “us,” “our company” and “our” are to Yalla Group Limited (formerly known as FYXTECH CORPORATION) and its subsidiaries, as the context requires.

Unless specifically indicated otherwise or unless the context otherwise requires, all references to our ordinary shares exclude (i) ordinary shares issuable upon the exercise of outstanding options with respect to our ordinary shares under the share incentive plan we adopted on June 22, 2018, which was amended and restated on November 19, 2019 and was further amended in June 2020, or the 2018 Plan, and (ii) assumes that the underwriters will not exercise their over-allotment option to purchase additional ADSs.

The translations from AED to U.S. dollars in this prospectus were made at a rate of AED3.6725 to US$1.00, the exchange rate at which AED has been pegged to U.S. dollars since November 1997. We make no representation that AED amounts referred to in this prospectus could have been or could be converted into U.S. dollars at any particular rate or at all.

The Offering

Price per ADS	We currently estimate that the initial public offering price will be between US$ and US$ per ADS.

ADSs Offered by Us	ADSs

ADSs Offered by the Selling Shareholder, Mr. Jianfeng Xu, our Director and Chief Operating Officer	ADSs

ADSs Outstanding Immediately After This Offering	ADSs (or ADSs if the underwriters exercise in full the over-allotment option).

Ordinary Shares Outstanding Immediately After This Offering	Class A ordinary shares and 24,734,013 Class B ordinary shares (or Class A ordinary shares and 24,734,013 Class B ordinary shares if the underwriters exercise in full the over-allotment option).

The ADSs	Each ADS represents Class A ordinary shares.

The depositary will be the holder of the Class A ordinary shares underlying the ADSs and you will have the rights of an ADS holder as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.

You may surrender your ADSs to the depositary to withdraw the Class A ordinary shares underlying your ADSs. The depositary will charge you a fee for such an exchange.

We and the depositary may amend or terminate the deposit agreement for any reason without your consent. Any amendment that imposes or increases fees or charges or which materially prejudices any substantial existing right you have as an ADS holder will not become effective as to outstanding ADSs until 30 days after notice of the amendment is given to ADS holders. If an amendment becomes effective, you will be bound by the deposit agreement as amended if you continue to hold your ADSs.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Ordinary Shares

Our ordinary shares will be divided into Class A ordinary shares and Class B ordinary shares upon the completion of this offering. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Upon any transfer of Class B ordinary shares by a holder to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equivalent number of Class A ordinary shares. See “Description of Share Capital” for more information.

Over-Allotment Option	We [and the selling shareholder] have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of additional ADSs at the initial public offering price, less underwriting discounts and commissions, solely for the purpose of covering over-allotments.

Use of Proceeds	We estimate that we will receive net proceeds of approximately US$ million from this offering, assuming an initial public offering price of US$ per ADS, the mid-point of the estimated range of the initial public offering price, after deducting estimated underwriter discounts, commissions and estimated offering expenses payable by us.

We anticipate using the net proceeds of this offering for (i) marketing activities, (ii) technology infrastructure and (iii) general corporate purposes.

We will not receive any of the proceeds from the sale of the ADSs by the selling shareholder.

See “Use of Proceeds” for more information.

Lock-up	[We, our officers and directors and our existing shareholders] have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus, subject to certain exceptions. See “Shares Eligible for Future Sale” and “Underwriting.”

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of the risks relating to investing in the ADSs. You should carefully consider these risks before deciding to invest in the ADSs.

Directed ADS Program	At our request, the underwriters have reserved up to % of the ADSs being offered by this prospectus for sale at the initial public offering price to our directors, officers, employees, business associates and related persons. The sales will be made by , an underwriter of this offering, through a directed ADS program. We do not know if these persons will choose to purchase all or any portion of these reserved ADSs, but any purchases they do make will reduce the number of ADSs available to the general public. Any reserved ADSs not so purchased will be offered by the underwriters to the general public on the same basis as the other ADSs. Certain participants may be subject to the lock-up agreements as described in “Underwriting—Directed ADS Program” elsewhere in this prospectus.

Listing	We have applied to list the ADSs on the NYSE. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system.

Proposed NYSE Trading Symbol	YALA

Payment and settlement	The underwriters expect to deliver the ADSs against payment on , 2020, through the facilities of The Depository Trust Company, or DTC.

Depositary	The Bank of New York Mellon

The total number of ordinary shares that will be outstanding immediately after this offering will be             Class A ordinary shares and 24,734,013 Class B ordinary shares, which is based upon (i) the designation of 24,734,013 ordinary shares beneficially owned by Mr. Tao Yang into 24,734,013 Class B ordinary shares on a one-for-one-basis upon the completion of this offering; (ii) the designation of all of the remaining outstanding ordinary shares and the automatic conversion of all our outstanding convertible redeemable preferred shares into 99,896,117 Class A ordinary shares on a one-for-one-basis upon the completion of this offering; and (iii)            Class A ordinary shares issued in connection with this offering (assuming the underwriters do not exercise their option to purchase additional ADSs), but exclude:

•	41,733,506 ordinary shares issuable upon the exercise of outstanding share options under the 2018 Plan; and

•	2,492,603 ordinary shares initially reserved for future issuance under the 2020 equity incentive plan we adopted on August 31, 2020, or the 2020 Plan.

Summary Consolidated Financial and Operating Data

The following summary consolidated statements of operations data and summary consolidated statements of cash flows data for the years ended December 31, 2018 and 2019 and summary consolidated balance sheets data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated statements of operations data and summary consolidated statements of cash flows data for the six months ended June 30, 2019 and 2020 and summary consolidated balance sheet data as of June 30, 2020 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus.

Our consolidated financial statements are prepared and presented in accordance with the generally accepted accounting principles in the United States, or the U.S. GAAP. Our historical results are not necessarily indicative of results to be expected for any future period. The following summary consolidated financial data for the periods and as of the dates indicated are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” both of which are included elsewhere in this prospectus.

Summary Consolidated Statements of Operations Data

	For the Year Ended December 31,		For the Six Months Ended June 30,
	2018	2019	2019	2020
	(US$ in thousands, except share and per share data)
Revenues	42,371	63,465	26,430	52,758
Costs and expenses:
Cost of revenues	(13,848)	(20,553)	(9,277)	(17,233)
Selling and marketing expenses	(5,686)	(8,250)	(3,420)	(5,547)
General and administrative expenses	(1,630)	(4,121)	(1,563)	(2,734)
Technology and product development expenses	(853)	(1,598)	(722)	(1,888)

Total costs and expenses	(22,017)	(34,522)	(14,982)	(27,402)

Operating income	20,354	28,943	11,448	25,356

Interest income	145	390	170	167
Government grant	—	—	—	85
Investment income	6	28	6	8

Income before income taxes	20,505	29,361	11,624	25,616
Income tax expense	(263)	(436)	(183)	(421)

Net income	20,242	28,925	11,441	25,195

Earnings (loss) per ordinary share
—Basic and diluted	(0.12)	0.22	0.08	0.19
Weighted average number of shares outstanding used in computing earnings (loss) per ordinary share
—Basic and diluted	73,393,941	73,393,941	73,393,941	73,393,941

Summary Consolidated Balance Sheets Data

	As of December 31,		As of June 30,
	2018	2019	2020
	(US$ in thousands)
Cash and cash equivalents	17,017	45,303	58,540
Term deposits	1,311	2,723	—
Short-term investments	494	1,507	547
Prepayments and other current assets	2,295	3,930	15,303
Total current assets	21,117	53,463	74,390
Total assets	21,318	54,117	76,089
Accounts payable	433	724	731
Deferred revenue	3,439	6,011	8,986
Accrued expenses and other current liabilities	601	1,577	4,404
Total current liabilities	4,473	8,312	14,121
Total liabilities	4,473	8,312	14,121
Total mezzanine equity	23,963	25,903	26,938
Total shareholders’ equity (deficit)	(7,118)	19,902	35,030

Summary Consolidated Statements of Cash Flows Data

	For the Year Ended December 31,		For the Six Months Ended June 30,
	2018	2019	2019	2020
	(US$ in thousands)
Net cash provided by operating activities	23,378	31,281	13,483	19,701
Net cash provided by/(used in) investing activities	(1,905)	(2,833)	25	3,363
Net cash used in financing activities	(6,369)	(200)	—	(9,831)
Effect of foreign currency exchange rate changes on cash and cash equivalents	8	38	44	4

Net increase in cash and cash equivalents	15,112	28,286	13,552	13,237

Cash and cash equivalents at the beginning of the period	1,905	17,017	17,017	45,303

Cash and cash equivalents at the end of the period	17,017	45,303	30,569	58,540

Key Operating Metrics

We regularly review a number of operating metrics to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions.

The following table sets forth our average MAUs, paying users and ARPPU for the periods indicated:

	Three Months Ended
	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020
Average MAUs (in thousands)	2,046	2,174	2,272	2,557	3,109	4,151	6,127	12,460
Yalla (in thousands)	2,046	2,173	2,250	2,428	2,716	3,286	4,016	4,835
Yalla Ludo (in thousands)	—	1	22	129	393	865	2,111	7,625
Paying users (in thousands)	417	451	547	790	510	723	1,620	5,360
Yalla (in thousands)	417	451	547	789	493	549	759	1,080
Yalla Ludo (in thousands)	—	—	0.1	1	17	174	861	4,280
ARPPU (US$)	33.4	27.8	22.2	18.0	34.8	26.6	13.0	5.9
Yalla (US$)	33.4	27.8	22.3	18.1	36.1	35.0	27.6	26.9
Yalla Ludo (US$)	—	—	0.2	0.5	0.1	0.1	0.1	0.6

For further information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metrics.”

RISK FACTORS

An investment in the ADSs involves significant risks. You should carefully consider all the information in this prospectus, including the risks and uncertainties described below, before making an investment in the ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of the ADSs could decline, and you may lose all or part of your investment.

Risks Relating to Our Business and Industry

If we fail to retain our existing users, keep them engaged or further grow our user base, our business, operation, profitability and prospects may be materially and adversely affected.

The size of our user base and the level of our user engagement are critical to our success. Our voice-centric social networking and entertainment platform depends on our ability to maintain and increase the size of our user base and user engagement level. We may be unable to attract and retain users or convert non-paying users into paying users. A decline in our user base may also adversely affect the engagement level of our users and vibrancy of the Yalla community, which may in turn reduce attractiveness of our platform and reduce our monetization opportunities. Any of these factors could have a material and adverse effect on our business, financial condition and results of operations.

Maintaining and improving the size of our user base and level of user engagement is critical to our continued success. To maintain and improve the size of our user base and high level of user engagement, we would have to ensure that we adequately and timely respond to changes in user preferences, adapt to cultural differences in our target markets, and offer new features that may attract new users, among others. There is no guarantee that we could meet any or all of these goals. A number of factors could negatively affect user retention, growth and engagement, including if:

•

we suffer from negative publicity, fail to maintain our brand or if our reputation is damaged because we are unable to combat inappropriate, illegal or abusive use of our platform, or because we fail to comply with regulatory requirements on user privacy and data collection, or due to other reasons;

•	technical or other problems prevent us from delivering our services in a rapid and reliable manner or otherwise adversely affect the user experience;

•	we fail to innovate the features, virtual gifts and functions of our mobile applications that keep our users interested and eager to return to our platform on a regular basis;

•	we fail to adapt to the local cultures and regulatory environment of existing or new markets that we enter into;

•	we fail to address user concerns related to privacy and communication, safety, security or other factors;

•	we fail to continuously develop and offer attractive products and services to users;

•	users change their social networking habits or spending patterns; or

•	there are adverse changes in our services that are mandated by, or that we elect to make to address concerns about, legislation, regulations or government policies.

If we cannot retain our existing users and expand our user base, the network effect provided by the social nature of our platform will diminish and the popularity of our platform and its profitability may be materially and adversely affected. As a result, our results of operations and financial conditions may be material and adversely affected.

We face risks and uncertainties regarding the growth of the voice-centric social networking and entertainment industry and market acceptance of our platform and services.

The voice-centric social networking and entertainment industry is a relatively new and evolving industry. The growth of the voice-centric social networking and entertainment industry and the level of demand and market acceptance of our platform and services are subject to a high degree of uncertainty. Our future operating results will depend on a number of factors, some of which are beyond our control. These factors include:

•	the growth of Internet and mobile Internet user base in our target markets;

•	whether the voice-centric social networking and entertainment industry in our target markets continues to grow;

•	user consumption behavior in the voice-centric social networking and entertainment industry;

•	user acceptance of the “many-to-many” mobile voice-based interaction model, as compared to other forms of online interaction;

•	general economic conditions, which would affect discretionary spending on entertainment;

•	our ability to timely update our platform and services and introduce other new online entertainment products to attract existing and new users;

•	the availability and popularity of other forms of online and mobile entertainment which may compete with us; and

•	the growth of other markets that we may enter into from time to time.

If we fail to anticipate and effectively manage these risks and uncertainties, our market share may decrease, and our business, financial condition and results of operations may be materially and adversely affected.

If we fail to effectively manage our growth and control our spending to maintain such growth, our brand, business and results of operations may be materially and adversely affected.

We have experienced a period of rapid growth and expansion that has placed, and continues to place, significant strain on our management and resources. However, given our limited operating history and the rapidly evolving markets in which we compete, we may encounter difficulties as we expand our operations, technology and product development, selling and marketing, and general and administrative capabilities. We cannot assure you that this level of growth will be sustainable in the future. We believe that our continued growth will depend on our ability to attract and retain users, develop an infrastructure to serve and support an expanding user base, increase user engagement levels, explore new monetization avenues, and convert non-paying users to paying users, among others. We cannot assure you that we will be successful with any of the above.

To manage our growth and maintain profitability, we expect our costs and expenses to continue to increase in the future as we anticipate that we will need to continue to implement, from time to time, a variety of new and upgraded operational and technology systems. We will also need to expand, train, manage and motivate our workforce and manage our relationships with users. All of these endeavors involve risks and will require substantial management efforts, skills and significant additional expenditures. We expect to continue to invest in our infrastructure in order to enable us to provide our services rapidly and reliably to users. Continued growth would put strains on our ability to maintain reliable service levels for all of our users. Managing our growth will require significant expenditures and involve the allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as we grow, our business, operating results and financial condition could be harmed.

Our revenue model for voice-centric social networking and entertainment community may not remain effective and we cannot guarantee that our future monetization strategies will be successfully implemented or generate sustainable revenues and profit.

We operate our voice-centric social networking and entertainment platform using a revenue model whereby users can get free access to the basic functions on our platform but have the options to purchase virtual currencies. Users can spend virtual currencies to purchase virtual items or upgrade services, on our platform. We have generated, and expect to continue to generate, our revenues primarily from users’ consumptions of virtual items and upgrade services on our platform. Although our voice-centric social networking and entertainment business has experienced significant growth in recent years, we may not achieve a similar growth rate in the future, as the user demand for this service may change, decrease substantially or dissipate, or we may fail to anticipate and serve user demands effectively.

Although we design the virtual currency systems on our platform based on our knowledge about users’ preferences and behavior, there can be no assurance that users will continue to purchase and spend our virtual currencies. If users’ spending habits change and they choose to only access our platform for free without additional purchases, we may not be able to continue to successfully implement the virtual currency-based revenue model for our platform, in which case we may have to develop other value-added services or products to monetize our user base. We cannot guarantee that our attempts to monetize our user base will continue to be successful, profitable or widely accepted, and therefore the future revenue and income potential of our business are difficult to evaluate.

If we fail to maintain and enhance our brand or if we incur excessive expenses in this effort, our business, results of operations and prospects may be materially and adversely affected.

We believe that maintaining and enhancing our brand is of significant importance to the success of our business. A well-recognized brand is important to increasing the number of users and the level of engagement of our users. Since we operate in a highly competitive market, brand maintenance and enhancement directly affect our ability to maintain our market position.

We have developed our Yalla brand mostly through word of mouth referrals and advertisement on search engines, app stores and other social media platforms. As we expand, we may conduct various additional marketing and brand promotion activities using more methods and channels to continue promoting our brand. We cannot assure you, however, that these activities will be successful or that we will be able to achieve the brand promotion effect we expect.

In addition, any negative publicity in relation to our platform, services or operations, regardless of its veracity, could harm our brands and reputation. We have sometimes received, and expect to continue to receive, complaints from users regarding the quality of the services we offer. Negative publicity or public complaints may harm our reputation, and if complaints against us are not addressed to users’ satisfaction, our reputation and our market position could be significantly harmed, which may materially and adversely affect our business, results of operations and prospects.

We plan to continue expanding into additional markets where we have limited operating experience and may be subject to increased business, economic and other risks that could affect our operating results.

We are headquartered in the UAE, and MENA is our key market. As of June 30, 2020, our mobile platform was available in over 100 countries, with Yalla in eight languages and Yalla Ludo in three languages. We believe the sustainable growth of our business depends on our ability to increase the penetration of our products in both our existing and new markets. Our continued international operations and global expansion may result in increased costs and expose us to a number of challenges and risks, including:

•	challenges in developing successful products and implementing effective marketing strategies that respectively target users from various countries and with a diverse range of preferences and demands;

•	difficulties in managing and overseeing global operations and in affording increased costs associated with doing business in multiple international locations;

•	challenges in tailoring our interfaces to our users’ diverse cultural backgrounds;

•	competition from global and local online social networking and entertainment industry players;

•

risks related to the regulatory environment in various jurisdictions in which our mobile applications are available, uncertainties and unexpected changes in applicable laws, regulations and enforcement;

•

burdens of complying with local laws and regulations, including in respect of Internet content control, social media content, virtual currencies and other virtual items, cyber security and data privacy, anti-corruption, payment and anti-money laundering, minors protection, licensing, approval or filing requirements, intellectual property protection, taxation, exchange controls, and economic sanctions;

•	political, social or economic instability in the relevant countries;

•	fluctuations in currency exchange rates; and

•	difficulties in integrating and managing potential acquisitions or investments.

In particular, we face significant challenges to ensure the content presented on our platform is in compliance with the different regulatory frameworks in the jurisdictions in which our platform is available. These jurisdictions may impose stringent restrictions on the content generated by users and onerous requirements for online platforms to monitor content, and our expansion into new markets could cause substantial increases in our compliance costs. Our experience in existing markets may be of limited value in new markets. The different and potentially more stringent regulatory environments in the new markets may increase our risk exposure in our operations. Any incidents related to our failure to comply with applicable laws and regulations or remove inappropriate content could materially and adversely affect our business operations and our reputation.

Our business, financial condition and results of operations may be materially and adversely affected by these challenges and risks associated with our global operations.

We face competition in several major aspects of our business. If we fail to compete effectively, we may lose users, which could in turn materially and adversely affect our business, financial condition and results of operations.

We face competition in several major aspects of our business. We directly compete with other voice-centric social networking and entertainment platforms for users. In addition, we compete with other social networking and entertainment platforms. Some of our competitors may have longer operating histories and significantly greater financial, technical and marketing resources than we do, and in turn may have an advantage in attracting and retaining users and potential business partners. In addition, our competitors may have significantly larger user bases and more established brand names and user stickiness than we do and therefore are able to more effectively leverage their user bases and brand names to provide online social network and other products and services, and thereby increase their respective market shares. In addition, as user preferences evolve, new forms of mobile entertainment may emerge in the future and compete with our platform.

If we are not able to compete effectively, our overall user base and level of user engagement may decrease, which could reduce the number of our paying users or make us less attractive to potential users and potential business partners. We may be required to devote additional resources to further increasing our brand recognition and promoting our platform and services, and such additional spending may adversely affect our profitability and may not generate the expected results cost-effectively, or at all. Furthermore, if we are involved in disputes with any of our competitors that result in negative publicity to us, such disputes, regardless of their veracity or outcome, may harm our reputation or brand image and in turn lead to a reduced number of users for our platform. Any legal proceedings or measures we take in response to such disputes may be expensive, time-consuming and disruptive to our operations and divert our management’s attention.

Our limited operating history with a relatively new business model in a relatively new market makes it difficult to evaluate our business and growth prospects.

Our business operations commenced in April 2016, with commercialization beginning in the same year. We have experienced growth in the number of active users and total revenues in recent years. Our average MAUs increased from 2.2 million in the three months ended December 31, 2018 to 4.2 million in the same period of 2019, and further increased to 12.5 million in the second quarter of 2020. Our paying users experienced similar rapid growth during the period. Our revenues increased by 49.8% from US$42.4 million in 2018 to US$63.5 million in 2019, and increased by 99.6% from US$26.4 million in the six months ended June 30, 2019 to US$52.8 million in the same period in 2020. Our net income more than doubled from US$11.4 million in the six months ended June 30, 2019 to US$25.2 million in the six months ended June 30, 2020, representing net margins of 43.3% and 47.8%, respectively. However, our operational and financial growth in 2018, 2019 and the six months ended June 30, 2020 may not be indicative of our future performance, as our operating results represent a limited history and sample size and may be hard to repeat in the future. For example, since the COVID-19 outbreak, people in impacted regions, including MENA, have generally spent more time online and engaged in more online social networking and entertainment activities, which contributed to the significant increase in our MAU, paying users, revenues and net income in the six months ended June 30, 2020. We cannot assure you that we will be able to maintain such growth after quarantine measures and other restrictions due to COVID-19 pandemic are lifted and more offline activities are resumed in our target markets. Moreover, the PRC government exempted or reduced certain enterprises’ contributions to basic pension insurance, unemployment insurance, and work injury insurance due to the COVID-19 outbreak in 2020, and our PRC subsidiaries were exempted from contributions to certain social insurance between February 2020 and June 2020. Our costs and expenses will likely increase after these exemptions are removed.

Many elements of our business are evolving. The markets for our voice-centric social networking and entertainment platform and the related services are relatively new and rapidly developing and are subject to significant challenges, especially in terms of converting non-paying users to paying users, maintaining a stable paying user base and attracting new paying users. Our business plan relies heavily upon an expanding user base and the resulting increased revenues from users’ consumptions of virtual items and upgrade services, as well as our ability to capitalize on growth opportunities in the social networking and entertainment industry and explore other monetization avenues. We may not succeed in any of these aspects.

As the voice-centric social networking and entertainment industry in our target markets is relatively young, there are few proven methods of projecting user demand or available industry standards on which we can rely. Our current monetization method is also at a relatively preliminary stage. For example, if we fail to properly manage the volume and price of our virtual items or upgrade services, our users may be less likely to purchase them. We cannot assure you that our monetization attempts will be successful, profitable or accepted by users, and therefore it may be difficult to gauge the income potential of our business.

Addressing these risks and uncertainties will require significant capital expenditures and allocation of valuable management and employee resources. If we fail to successfully address any of the above risks and uncertainties, the size of our user base, our revenues and our operating margin may decline.

Our community culture is vital to our success. Our operations may be materially and adversely affected if we fail to maintain the culture of the Yalla community.

We have cultivated an interactive and vibrant online community centered on our voice-centric social networking and entertainment platform. We strive to provide premium user experience by continuously improving user interfaces and features of our platform to adapt to the relevant local cultures and by encouraging social interactions among users. We believe that maintaining and promoting such a vibrant community culture is critical to retaining and expanding our user base. We have taken multiple initiatives to preserve our community culture and values. Leveraging our insights into MENA culture and local user preferences, we infuse our user interfaces with local cultural elements. For non-English versions of Yalla, we update the user interface with color themes and logos related to specific local holidays to celebrate with our users, and virtual gifts are typically designed based on local customs. However, there can be no assurance that we will be able to maintain our community culture and remain as the preferred platform for our target users. For example, frictions among our users and inflammatory comments posted by Internet trolls and any inappropriate handling of these frictions may damage our community culture and brand image. Any failure to timely screen out and remove illegal or inappropriate content posted on our platform or to identify and close fake accounts of Internet trolls could also adversely affect users’ perception of and experience on our platform. Any damage to our community culture could materially and adversely affect our business prospects and results of operations.

Our business is highly dependent on the proper functioning and improvement of our information technology systems and infrastructure. Our business and operating results may be harmed by service disruptions, or by our failure to timely and effectively scale up and adjust our existing technology and infrastructure.

The popularity of our platform and services and our ability to further monetize our user base depend on our ability to adapt to rapidly changing technologies as well as our ability to continually innovate in response to evolving consumer demands and expectations and market competition. Our ability to provide a superior user experience on our platform depends on the continuous and reliable operation of our IT systems.

We may not be able to procure sufficient bandwidth in a timely manner or on acceptable terms or at all. Failure to do so may significantly impair user experience on our platform and decrease the overall effectiveness of our platform to users. Our IT systems are vulnerable to damage or interruption as a result of fires, floods, earthquakes, power losses, telecommunications failures, undetected errors in software, computer viruses, hacking and other attempts to harm our IT systems. Disruptions, failures, unscheduled service interruptions or a decrease in connection speeds could damage our reputation and cause our users to migrate to our competitors’ platforms. If we experience frequent or constant service disruptions, whether caused by failures of our own IT systems or those of third-party service providers, our user experience may be negatively affected, which in turn may have a material and adverse effect on our reputation and business. We may not be successful in minimizing the frequency or duration of service interruptions. As the number of our users increases and our users generate more content on our platform, we may be required to expand and adjust our technology and infrastructure to continue to reliably store and monitor content generated by users on our platform. It may become increasingly difficult to maintain and improve the performance of our platform, particularly during peak usage times, as our services become more complex and as our user base increases.

We use third-party services and technologies in connection with our business, and any disruption to the provision of these services and technologies to us could result in negative publicity and a slowdown in the growth of our user base, which could materially and adversely affect our business, financial condition and results of operations.

Our business partially depends on services provided by, and relationships with, various third parties. For example, we source audio processing and multi-party real-time communication solutions from third parties to support all of our Yalla rooms and we use servers of a third party for data storage and processing. We also rely on third parties to provide software and other IT services to us. If such third parties terminate their services to us or if they encounter technological or other difficulties, we may not be able to find alternative solutions in a timely manner or on terms satisfactory to us. In particular, there are only a limited number of providers of high quality audio processing solutions in the market. In addition, certain third-party software we use in our operations is currently publicly available free of charge. If the provider of any such software decides to charge users or no longer makes the software publicly available, we may need to incur significant costs to obtain licensing, find replacement software or develop it on our own. If we are unable to obtain licensing, find or develop replacement software at a reasonable cost, or at all, our business and operations may be adversely affected.

In addition, we process purchases of our virtual currencies through third-party payment platforms. If any of these third-party payment platforms suffer from security breaches or leakage of user information, users may lose confidence in such payment systems or channels and refrain from purchasing our virtual currencies, in which case our results of operations would be negatively impacted. See “—The security of operations of, and fees charged by, third-party payment platforms may have a material adverse effect on our business and results of operations.”

Certain of our customer service staff are employees of third-party service providers incorporated in Egypt and the UAE. If the third parties’ employees fail to provide satisfactory services to our users, we may not be able to rectify the deficiency in a timely manner, and our business could be adversely affected. Labor or contractual disputes could also arise among us, the third-party service providers and/or the relevant customer service staff, which could cause disturbance of services to our users.

We exercise no control over the third parties with whom we have business arrangements. If such third parties increase their prices, fail to provide their services effectively, terminate their services or agreements or discontinue their relationships with us, we could suffer service interruptions, reduced revenues or increased costs, any of which may have a material adverse effect on our business, financial condition and results of operations.

We face risks related to health epidemics, pandemics, natural disasters and other outbreaks, which could significantly disrupt our operations.

Our business could be adversely affected by the effects of epidemics or pandemics. In recent years, there have been outbreaks of epidemics in MENA, China and globally. Our business operations could be disrupted if any of our employees are suspected of having COVID-19, H1N1 flu, avian flu or another epidemic or pandemic, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the economy in our target markets in general and the mobile Internet industry in particular. In particular, COVID-19 has spread globally in the first quarter of 2020, including several countries in MENA. Government measures designed to control the spread of the virus, such as restrictions on travel and the closing-down of businesses to the public, may result in a decline of economic activities in our target markets. Such decline may have a material and adverse impact on our business, results of operations and financial condition. The extent of such impact will depend largely on future developments, which are highly uncertain, including the severity of the outbreak in our target markets and future government measures in response to the outbreak, among other things. In addition, we have implemented working-from-home arrangements for our employees as a result of the outbreak. While we have not experienced any disruption in our operations, such arrangements may adversely affect the efficiency of our workforce.

To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, such as those relating to our ability to grow our user base and implement our monetization strategies.

We are also vulnerable to natural disasters and other calamities. It is possible that we may be unable to recover certain data in the event of a server failure. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to server interruptions, breakdowns, system failures, technology platform failures or Internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide services on our platform.

Our business is sensitive to global political and economic conditions. A severe or prolonged downturn in the global economy could materially and adversely affect our business, financial condition and results of operations.

The global macroeconomic environment is facing challenges. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States. There have been concerns over unrest and terrorist threats in MENA, Europe and Africa, which have resulted in volatility in oil and other markets, and concerns over the conflicts involving Ukraine, Syria and North Korea.

We are headquartered in the UAE. MENA is our key market. While the UAE is seen to have a relatively stable political environment, certain other jurisdictions in MENA are not. In particular, since early 2011 there have been increased political risks in several countries in the region, including Algeria, Bahrain, Egypt, Libya, Morocco, Oman, Saudi Arabia, Tunisia and Syria. These risks have ranged from public demonstrations to, in extreme cases, armed conflicts and civil war and have given rise to a number of regime changes and increased political uncertainty across the region. In particular, the armed conflicts in Syria, Iraq and Yemen have the potential to further destabilize the region, further increase uncertainty and have a material negative impact on the regional economy. In mid-2017, Bahrain, Saudi Arabia, the UAE and certain other countries imposed sanctions on Qatar, which remain in place. In January 2020, the United States conducted a drone strike that killed the Iranian general Qasem Soleimani, which escalated tensions between the United States and Iran and heightened the risk for a military conflict between the two countries. The fluctuations in oil price and the outbreak of COVID-19 in the first quarter of 2020 may materially and adversely affect the economic conditions in MENA. The financial, political and general economic conditions prevailing from time to time across MENA may affect mobile users’ willingness and ability to spend on the mobile Internet and have a material adverse impact on our performance and operating results. It is not possible to predict the occurrence of events or circumstances such as war or hostilities, or the impact of such occurrences, and no assurance can be given that we would be able to sustain our current profit levels if adverse political events or circumstances were to occur, particularly in MENA. A general downturn or instability in certain sectors of MENA’s economies could have an adverse effect on our business. In addition, we may be affected by unexpected changes in regulations and enforcement, nationalization of assets and other governmental actions by the host countries, government regulations that favor local competitors, changing taxation policies, restrictions on converting foreign currencies into U.S. dollars, most of which are beyond our control. Investors should also note that our business could be adversely affected by political, economic or related developments both within and outside MENA because of inter-relationships within the global financial markets.

Significant political, social and economic instability in one or more of our markets could have a material adverse effect on our business, financial condition and results of operations. Any severe or prolonged slowdown in the global economy may also materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

We have not recognized any share-based compensation expense in the past but will recognize a substantial amount of share-based compensation expense upon the completion of this offering, which will have a significant impact on our results of operations.

On June 22, 2018, we adopted the 2018 Plan, which was amended and restated on November 19, 2019 and was further amended in June 2020. See “Management—Share Incentive Plans” for a detailed discussion. As of the date of this prospectus, we are authorized to grant share awards for issuance of up to a maximum of 41,733,506 ordinary shares under the 2018 Plan, and options to purchase 41,733,506 ordinary shares under the 2018 Plan have been granted and outstanding. We are required to recognize compensation expense for an equity award over the period in which the recipient is required to provide service in exchange for the equity award. Because the share options granted by us can only be exercised upon completion of this offering, we have not recognized share-based compensation expense relating to these share options granted by us yet. We will recognize compensation expenses relating to options vested cumulatively upon the completion of this offering. As of June 30, 2020, the total unrecognized compensation expense associated with share options amounted to US$137.5 million, of which US$32.2 million was based on the degree of service period that had been completed as of June 30, 2020. Assuming that this offering is completed prior to October 31, 2020, we would recognize share-based compensation expenses in the amount of US$60.9 million for the options outstanding as of the date of this prospectus in the three months ending December 31, 2020. On August 31, 2020, we adopted the 2020 Plan. See “Management—Share Incentive Plans” for a detailed discussion. As of the date of this prospectus, we are authorized to grant share awards for issuance of up to a maximum of 2,492,603 ordinary shares under the 2020 Plan, and no share awards have been granted under the 2020 Plan. If additional share options or other equity incentives are granted to our employees, directors or consultants in the future, we will incur additional share-based compensation expense and our results of operations will be further adversely affected.

User growth and engagement depend upon effective interoperation with mobile operating systems, networks, devices and standards that we do not control.

We make our mobile applications available across a variety of mobile operating systems and devices. We are dependent on the effective interoperation of our mobile applications with mobile operating systems, such as Android and iOS, networks, devices and standards, which we do not control. Any changes in such mobile operating systems, networks, devices or standards that degrade the functionality of our mobile applications or give preferential treatment to competitive products could adversely affect usage of our mobile applications and our ability to deliver high quality user experience. We may not be successful in developing relationships with key participants in the mobile industry or in developing mobile applications that operate effectively with these mobile operating systems, networks, devices and standards. In the event that it is difficult for our users to access and use our mobile applications, particularly on their mobile devices, our user growth and user engagement could be harmed, and our business and operating results could be adversely affected.

User misconduct and misuse of our platform may adversely impact our brand image, and we may be held liable for information or content displayed on, retrieved from or linked to our platform, or distributed to our users, and the relevant local authorities may impose restrictions on access to our platform.

Our voice-centric social networking and entertainment platform enables users to chat, play games and engage in various forms of other online communications in real time. We also allow users to share texts, images and other content with each other through our platform. However, our platform does not require real-name registration and identity verification of our users. In addition, because all of the audio and text communications on our platform are conducted in real time, we are unable to examine the content generated by our users on air before they are streamed on our platform. We require all users to agree to our terms of service upon account registration. Our terms of service set out types of content strictly prohibited on our platform, and we have also developed a content monitoring system that utilizes primarily automation, as well as manual screening, to filter inappropriate content. We also encourage users to report any noncompliance of our terms of service. However, due to the immense quantity of user-generated content on our platform, we may not be able to detect all violations of our terms of service or inappropriate or illegal content streamed, displayed or exchanged over our platform, or determine the type of content or actions that may result in liability to us. Our automated screening system may fail to timely screen out and remove inappropriate or illegal content. As such, relevant government authorities could identify inappropriate or illegal content on our platform, which could lead to restrictions on access to our platform in the relevant jurisdictions. Even if we manage to identify and remove offensive content, we may still be held liable. Negative publicity of incidents related to inappropriate or illegal content on our platform or any misuse of our platform by users could also adversely affect our brand image. As a result, our ability to retain or increase our user base and user engagement may be adversely affected, we may not be able to maintain or grow our revenues as anticipated, and our business prospects and financial results could be adversely affected.

Additionally, it is possible that our users may engage in illegal, obscene or incendiary conversations or activities on or through our platform that may be deemed illegal under the relevant local laws and regulations or inappropriate under local cultures or customs, for which we may be subject to potential liability. Content generated, including text and images posted, by our users may infringe on rights of others. In addition, because we offer our mobile applications in a large number of jurisdictions, and we have not implemented any user screening procedures, we cannot ensure that our provision of online social networking and entertainment services to all users is in compliance with all applicable laws. The jurisdictions in which our mobile applications are available may have regulations governing the distribution of information over the Internet. These regulations may prohibit the display of content that, among other things, impairs the public interest, or is obscene, superstitious, fraudulent or defamatory. For example, the regulations in some countries in MENA and Southeast Asia prohibit online social networking platforms from being used for dating, pornographic or gambling purposes. While we do not believe our mobile applications are provided to users for any of these purposes, we cannot control how users interact online or offline other than through content monitoring on our mobile applications. We may be subject to fines or other disciplinary actions as prescribed under the relevant local laws and regulations. We may also face claims for defamation, libel, negligence, aiding-and-abetting liability, infringement of copyright, patent, trademark or other intellectual property or third-party rights, other unlawful activities or other theories and claims based on the nature and content of the information delivered on or otherwise accessed through our platform. For example, if any of our users suffers or alleges to have suffered physical, financial or emotional harm as a result of content posted on or conduct initiated from our platform, we may face legal actions initiated by the affected user. In response to such lawsuits, government authorities may take regulatory actions against us based on alleged non-compliance with applicable laws and regulations, such as prohibitions of illegal or inappropriate content on mobile platforms. Defending any such actions could be costly and involve significant time and attention of our management and other resources, which would materially and adversely affect our business and operations. Moreover, the costs of compliance with these regulations may increase as a result of the expansion of our platform, which may adversely affect our results of operations. We may also be required to restrict, discontinue or make other changes to certain features and services provided on our mobile applications, and we may even be prohibited from providing our mobile applications to users in certain jurisdictions. As a result, our business may suffer, our user base, revenue growth and profitability may be materially and adversely affected, and the price of our ADSs may decline.

Malicious software and applications may affect user experience, which could reduce our ability to attract users and materially and adversely affect our business, financial condition and results of operations.

Malicious software and applications may interrupt the operations of our platform and pass on such malware to our users which could adversely hinder user experience. We cannot guarantee that we will be able to successfully block these attacks. If users experience a malware attack by using our platform, our users may associate the malware with our platform. As a result, our reputation, business, and results of operations could be materially and adversely affected.

The security of operations of, and fees charged by, third-party payment platforms may have a material adverse effect on our business and results of operations.

Currently, we process purchases of our virtual currencies through third-party payment platforms. In all of these payment transactions, secured transmission of confidential information such as the users’ credit card numbers and personal information over public networks and through the payment platforms is essential to maintaining consumer confidence.

We do not have control over the security measures of our third-party payment platforms. Any security breaches of a payment platform that we use could expose us to litigation and possible liability for failing to secure confidential customer information and could, among other things, damage our reputation and the perceived security of the other payment platforms that we use. If a well-publicized Internet or mobile network security breach were to occur, users may become reluctant to purchase our virtual currencies, even if such breach did not involve payment systems or methods used by us. In addition, there may be billing software errors that would damage customer confidence in these payment platforms. If any of the above were to occur and damage our reputation or the perceived security of the payment platforms we use, we may lose paying users and users may be discouraged from spending on our platform, which may have a material adverse effect on our business.

In addition, there are currently only a limited number of reputable third-party payment systems in our target markets. If any of these major payment systems decides to cease to provide services to us, or significantly increases the fee rates it charges us for using its payment systems for our virtual currencies, our results of operations may be materially and adversely affected.

Users’ payments to purchase and use of virtual currencies on our mobile applications could expose us to additional regulatory requirements and other risks that could be costly or difficult to comply with.

We may be subject to a variety of laws and regulations in the various jurisdictions where our users are located in respect of the users’ payments to purchase virtual currencies on our applications through third-party payment platforms, including those governing money transmission, gift cards and other prepaid access instruments, electronic funds transfers, anti-money laundering, counter-terrorist financing, gambling, banking and lending. In some jurisdictions, the application or interpretation of these laws and regulations may be unclear. Our efforts to comply with these laws and regulations could be costly and result in diversion of management time and effort and may still not guarantee compliance. In the event that we are found to be in violation of any such legal or regulatory requirements, we may be subject to monetary fines or other penalties, or we may be required to make product or marketing practice changes, any of which could have an adverse effect on our business and financial results. In addition, we may be subject to a variety of additional risks as a result of these payments by users, including potential fraudulent or otherwise illegal activity by users, employees, or third parties.

Changes in laws and regulations related to the Internet and mobile Internet, perceptions toward the use of social media and changes in Internet infrastructure itself may diminish the demand for our platform or products and could adversely affect our business and results of operations.

The success of our business depends upon the continued use of the Internet or mobile Internet and social media. Relevant government regulatory authorities, including those in MENA, may adopt laws or regulations that restrict the use of the Internet, mobile Internet or social media in the future. In addition, government agencies or private organizations may impose additional taxes, fees or other charges for accessing the Internet. These laws, taxes, fees or charges could limit the use of the Internet or mobile Internet or decrease the demand for online social media.

In addition, the performance of our platform could be adversely affected due to delays in the development or adoption of new standards and protocols to handle increased demands of Internet activity, security, reliability, cost, ease-of-use, accessibility and quality of services. The performance of the Internet and mobile Internet has been adversely affected by “viruses,” “worms” and similar malicious programs, as well as the risks associated with other types of security breaches. If the use of the Internet or mobile Internet is reduced as a result of these or other issues, then demand for our platform could decline, which could adversely affect our revenue, business, results of operations and financial condition.

Concerns about collection, use, retention, transfer, disclosure, processing and security of personal data could damage our reputation and deter current and potential users from using our platform and services, or subject us to significant compliance costs or penalties, which could materially and adversely affect our business, financial condition and results of operations.

Concerns about our practices with regard to the collection, use, retention, transfer, disclosure, processing and security of personal information or other privacy-related matters, such as cybersecurity breaches, misuse of personal data and data sharing without necessary safeguards, even if unfounded, could damage our reputation and operating results. MENA is our key market, and the two data centers with servers that collect and process our user data are located in Germany and Hong Kong. As of June 30, 2020, our platform was available in over 100 countries. The regulatory frameworks regarding privacy issues in many jurisdictions are constantly evolving and can be subject to significant changes from time to time, and therefore we may not be able to comprehensively assess the scope and extent of our compliance responsibility at a global level. Furthermore, the developing requirements relating to clear and prominent privacy notices (including in the context of obtaining informed and specific consents to the collection and processing of personal data, where applicable) may potentially deter users from consenting to certain uses of their personal information. In general, negative publicity of us or our industry regarding actual or perceived violations of our users’ privacy-related rights, including fines and enforcement actions against us or other similarly placed businesses, may also impair users’ trust in our privacy practices and make them reluctant to give their consent to share their data with us.

This risk is enhanced in certain jurisdictions with stringent, extra-territorial data protection laws, and the two regulations that have significant impacts on our industry are the General Data Protection Regulation (EU) 2016/679 that became applicable on May 25, 2018, or the GDPR, and the California Consumer Privacy Act that became effective on January 1, 2020, or the CCPA. The GDPR places stringent obligations and operational requirements on processors and controllers of personal data, including, for example, requiring expanded disclosures to data subjects about how their personal data is to be used, limitations on retention of information, mandatory data breach notification requirements, and higher standards for data controllers to demonstrate that they have obtained either valid consent or have another legal basis in place to justify their data processing activities. The GDPR also enhances the rights of data subjects, who may, for example, request access to their personal data, the deletion and amendment of their personal data, or to have their personal data transferred to another service provider. Data subjects also have the right to be compensated for any material or non-material damage suffered as a result of a controller or processor’s non-compliance with the GDPR. Under the GDPR, data protection supervisory authorities are also given various enforcement powers, including that they can levy fines of up to Euro 20 million or up to 4% of an organization’s total worldwide annual turnover for the preceding financial year, whichever is higher, for non-compliance, which significantly increases our potential financial exposure for non-compliance. While the GDPR provides a more harmonized approach to data protection regulation across the EU member states, it also gives EU member states certain areas of discretion and therefore laws and regulations in relation to certain data processing activities may differ on a member state by member state basis, which could further limit our ability to use and share personal data and could require localized changes to our operating model. The EU has also released a proposed Regulation on Privacy and Electronic Communications 2002, or the ePrivacy Regulation, to replace the EU’s current Privacy and Electronic Communications Directive, or the ePrivacy Directive, to, among other things, achieve a greater harmonization among EU member states and better align the rules governing online tracking technologies and electronic communications (for example, in relation to the use of cookies and similar technologies and protection against email spam) with the requirements of the GDPR. While the ePrivacy Regulation was originally intended to be adopted on May 25, 2018 (alongside the GDPR), it is currently going through the European legislative process, and commentators now expect it to be adopted by the end of 2020. The current draft of the ePrivacy Regulation significantly increases fining powers to the same levels as GDPR and may lead to broader restrictions on our online activities, including efforts to understand followers’ Internet usage and promote ourselves to them. Outside of the EU, many jurisdictions have adopted or are adopting new data privacy and data protection laws, which may result in additional expenses to us and increase the risk of non-compliance. For example, the CCPA creates new data privacy rights for users and new operational requirements for businesses. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing (and sales of personal data) and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. Furthermore, we may need to comply with regulations in other territories that may impose further onerous compliance requirements, such as data localization, which prohibits companies from storing data relating to resident individuals in data centers outside the jurisdiction. The proliferation of such laws within jurisdictions and countries in which we operate may result in conflicting and contradictory requirements.

While we strive to comply with our data privacy guidelines as well as all applicable data protection laws and regulations or contract obligations, any failure or perceived failure to comply, including in relation to lawful basis of data processing and providing users with sufficient information with respect to our use of their personal data, may result in proceedings or actions against us, including fines and penalties on us, by government entities or proceedings or actions against us by our business partners or others (including enforcement orders requiring us to cease collecting or processing data in a certain way), and could damage our reputation and discourage current and future users from using our mobile applications. In addition, compliance with applicable laws on data privacy requires substantial expenditure and resources, including to continually evaluate our policies and processes and adapt to new requirements that are or become applicable to us on a jurisdiction-by-jurisdiction basis, which would impose significant burdens and costs on our operations or may require us to alter our business practices. Concerns about the security of personal data could also lead to a decline in general Internet usage, which could lead to lower registered, active or paying user numbers on our platform. Furthermore, if the local government authorities in our target markets require real-name registration for users of our platform, the growth of our user numbers may slow down and our business, financial condition and results of operations may be adversely affected. A significant reduction in registered, active or paying user numbers could lead to lower revenues, which could have a material and adverse effect on our business, financial condition and results of operations.

If we fail to prevent security breaches, cyber-attacks or other unauthorized access to our systems or our users’ data, we may be exposed to significant consequences, including legal and financial exposure and loss of users, and our reputation, business and operating results may be materially and adversely affected.

We collect, store, transmit and process personal and other sensitive data generated by our users through their interactions with our apps. We may be exposed to risks of security breaches or unauthorized access to or cyber-attacks on our systems or the data we store. Our efforts to protect our data may be unsuccessful due to software “bugs,” system errors or other technical deficiencies, mistakes or malfeasance of our employees or contractors, vulnerabilities of our vendors and service providers, or other cybersecurity-related vulnerabilities. Although we have developed systems and processes that are designed to prevent and detect security breaches and protect our users’ data, we cannot guarantee that such measures will be sufficient defenses against the evolving techniques used to obtain unauthorized access, disable or degrade services or sabotage systems. Any failure to prevent, detect, or mitigate security breaches, cyber-attacks or other unauthorized access to our systems, theft of users’ accounts or disclosure of our users’ data, including personal information, could result in loss or misuse of such data, interruptions to the services we provide, diminished user experience, loss of user confidence and trust in our products, impairment of our network and technological infrastructure, and harm to our reputation and business, significant legal and financial exposure and potential lawsuits brought by private individuals or regulators. In addition, as we have servers in data centers in Hong Kong and Germany, we may incur significant costs in protecting them against, or remediating, security breaches and cyber-attacks.

We may be required to obtain and maintain licenses and approvals relating to Internet or telecommunications services in certain jurisdictions.

Our platform is available in over 100 countries, and some of these countries may require us to obtain certain licenses, permits or approvals or conduct certain registrations or filings with local authorities in relation to our mobile applications. Considerable uncertainties exist in the interpretation and implementation of laws and regulations governing our business activities in certain jurisdictions, including MENA.

Our mobile applications enable voice-based, real time communications on the Internet. As a result, we may be deemed to offer regulated Internet or telecommunications services that require licenses in certain jurisdictions. For example, the law of Saudi Arabia is unclear about whether we are required or eligible to obtain licenses for our provision of audio social media services, including the Voice Over Internet Protocol, or VoIP, license. It is also unclear whether our mobile applications fall into regulated telecommunications services or violate any other local telecommunication requirements in the jurisdictions in which our mobile applications are available.

In addition, we may be found by regulators and/or licensed telecommunications service providers in the UAE to be providing VoIP services without the requisite licenses. VoIP services are specifically regulated under

Voice over Internet Protocol Policy, or VoIP Policy, issued by the UAE Telecommunications Regulatory Authority, or the TRA, on December 30, 2009. “VoIP Services” are defined for the purposes of the VoIP Policy as “all of the services and technologies that allow transmitting, receiving, delivering and routing of voice telecommunications by means of Internet Protocol (IP).” Yalla apps’ free voice chat function may be deemed VoIP services, as such chat function delivers voice communications and multimedia content over the Internet.

Based on a strict interpretation of laws and regulations, VoIP services can only be used in the UAE in limited circumstances where:

•	the VoIP service is provided between users of a “Closed Group Network” where the relevant calls originate and terminate in the UAE in accordance with the TRA’s VoIP Policy; or

•

the VoIP service is a paid service provided through the local public telecommunications service providers licensed by the TRA under Federal Law No 3 of 2003 Regarding The Organization of The Telecommunications Sector, as amended, or the Telecoms Law.

Under the Telecoms Law, it is a criminal offense that may be penalized by a fine between AED50,000 (US$13,615) and AED1,000,000 (US$272,294) and/or imprisonment of up to two years to provide regulated telecommunication services without being licensed to do so. It is the supplier, rather than the user, that commits this offense. In practice, the main enforcement action taken against unlicensed VoIP service providers is for the licensed service providers to block the VoIP service in the UAE. To our knowledge, the TRA is not expected to issue any further licenses that would allow the holders of such licenses to provide VoIP services.

There are uncertainties in the UAE market regarding the use of VoIP services, as despite the apparently strict legal position concerning the use of VoIP services and the blocking of certain well-known international VoIP service brands in the UAE, many users in the UAE can in fact use various other VoIP applications, such as certain online gaming platforms. Due to such uncertainties around the use of VoIP, there is no guarantee that the chat room features of our platform will remain available in the UAE in the future.

As of the date of this prospectus, we have not obtained any VoIP or other telecommunications license and we have not received any notification from regulators or licensed telecommunications service providers alleging that we provide unlicensed VoIP or telecommunications services. We are nonetheless subject to uncertainties in laws and regulations, including those in MENA. We cannot assure you that we are exempt from the licensing requirements relating to Internet or telecommunications services in the relevant jurisdictions. If our mobile applications were found by a regulatory authority to be in violation of any applicable laws or regulations, such as the lack of requisite approvals or licenses, we may no longer be able to offer our mobile applications in the relevant jurisdiction, and we may also be subject to other penalties. Any such penalties or enforcement actions may disrupt our business operations and materially and adversely affect our business, financial condition and results of operations.

Third parties may register trademarks or domain names or purchase Internet search engine keywords that are similar to our trademarks, brands or mobile applications, or misappropriate our data and copy our platform, all of which could cause confusion to our users, divert users away from our platform and services or harm our reputation.

Competitors and other third parties may (i) register trademarks or domain names or (ii) in Internet search engine advertising programs and in the header and text of the resulting sponsored links or advertisements, purchase keywords, which are confusingly similar to our trademarks, brands or mobile applications in order to divert potential customers from us to their websites or mobile applications. Preventing such infringing, inappropriate or damaging practices is inherently difficult. If we are unable to prevent such practices, competitors and other third parties may continue to drive potential online customers away from our platform to competing, irrelevant or potentially offensive platforms, which could harm our reputation and cause us to lose revenue.

Third parties may attempt to misappropriate our data through scraping our platform, robots or other means and aggregate this data on their platforms with data from other companies. In addition, “copycat” platforms or applications may attempt to misappropriate data on our platform and imitate our brand or the functionality of our platform. We may not be able to detect all such platforms in a timely manner and, even if we could, technological and legal measures may be insufficient to stop their operations. In those cases, our available remedies may not be adequate to protect us against such platforms. Regardless of whether we can successfully enforce our rights against these platforms, any measures that we may take could require significant financial or other resources from us. Those platforms may also lure away some of our users or reduce our market share, causing material and adverse effects to our business operations.

We may be subject to intellectual property or other third-party rights infringement claims, which could be time-consuming and costly to defend and may result in diversion of our financial and management resources.

We may be subject to intellectual property or other third-party rights infringement claims, particularly in relation to content generated by our users on our mobile applications. We seek to ensure that our audio streaming and other technologies, as well as the design of our platform and other intellectual properties, are original and do not infringe upon patents, trademarks, copyrights or other intellectual property or other rights held by third parties. However, companies in the Internet, technology and media industries are frequently involved in litigations based on allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation or violations of other rights. There is no guarantee that third-party right holders will not assert intellectual property infringement or other claims against us in the future for our own intellectual property rights or intellectual property or other rights of third parties. Furthermore, content generated by our users through our platform, including real-time content such as text and images, may potentially infringe on copyrights, images or other intellectual property or other rights of third parties, which could adversely affect our business operations or reputation. Users who generate content that may infringe on copyrights or other rights of third parties may not be easily identifiable, if at all, by a plaintiff, who may then choose to file a claim against us, and these users may not have resources to fully indemnify us, if at all, for any such claims.

If we are found to have violated the intellectual property or other rights of third parties, including failure to remove or block or disconnect links to any infringing content upon receipt of the copyright holder’s notice, we may be enjoined from using such intellectual properties and be forced to pay fines and damages. In addition, we may incur substantial expenses and diversion of our financial and management resources in defending against these third-party infringement claims. Successful infringement or other intellectual property or other third-party rights claims against us may result in substantial monetary liabilities, which may disrupt our operations and materially adversely affect our business, results of operations, financial condition and growth prospects. Any infringement claim, whether with merits or not, generates negative publicity which could harm our brand reputation.

Our intellectual property may not provide adequate protection to us, and we may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, patents, software copyrights, copyrights, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success. We rely on a combination of patent, software copyright, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We have invested significant resources to develop our own intellectual property. Failure to maintain or protect these rights could harm our business. For example, we have not registered our “Yalla” or “Yalla Ludo” words or logos as trademarks in certain jurisdictions in which our mobile applications are available. In certain other jurisdictions, our trademark registrations did not cover our main activities such as software and entertainment services. While we are in the process of applying for relevant trademark registrations in the UAE and certain other jurisdictions in MENA, we cannot guarantee that the trademark offices in these jurisdictions will grant our trademark applications or that third parties will not oppose our trademark applications. If our trademarks are not granted or successfully challenged, we could be forced to rebrand our products and services, which could result in loss of brand recognition and require us to devote resources to advertising and marketing new brands. In addition, any unauthorized use of our intellectual property by third parties may adversely affect our current and future revenues and our reputation.

Implementation and enforcement of intellectual property-related laws in certain jurisdictions, including those in MENA and the PRC, is still evolving. We have registered software copyrights, patents and trademarks in certain jurisdictions, including in MENA and the PRC. Protection of intellectual property rights in such jurisdictions may not be as effective as in the United States or other developed countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive. Despite our efforts to protect our proprietary rights, third parties may attempt to copy or otherwise obtain and use our intellectual property or seek court declarations that they do not infringe upon our intellectual property rights. Monitoring unauthorized use of our intellectual property is difficult and costly, and we cannot assure you that the steps we have taken will prevent misappropriation of our intellectual property. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.

Our platform contains open source software, which may pose particular risk to our proprietary software and services in a manner that negatively affects our business.

We use open source software on our platform and will continue to use open source software in the future. There is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our services. Additionally, we may face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that we developed using such software. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license or cease offering the implicated services unless and until we can re-engineer them to avoid infringement. This re-engineering process could require significant additional technology and product development resources, and we may not be able to complete it successfully.

Our business depends substantially on the continuing efforts of our executive officers, key employees and qualified personnel, and our business operations may be severely disrupted if we lose their services or if they are subject to litigation or regulatory investigations and proceedings.

Our future success depends substantially on the continued efforts of our executive officers and key employees. If one or more of our executive officers or key employees were unable or unwilling to continue their services with us, we might not be able to replace them easily, in a timely manner, or at all. Since the Internet industry is characterized by high demand and intense competition for talents, we cannot assure you that we will be able to attract or retain qualified staff or other highly skilled employees. In addition, as our company is relatively young, our ability to train and integrate new employees into our operations may not meet the growing demands of our business which may materially and adversely affect our ability to grow our business and hence our results of operations.

If any of our executive officers and key employees terminates their services with us, our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected and we may incur additional expenses to recruit, train and retain qualified personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose know-how and key professionals and staff members. Each of our executive officers and key employees has entered into a non-compete agreement with us. However, we cannot assure you that we would be able to enforce these non-compete agreements.

In addition, our executive officers and key employees may from time to time be subject to litigations and regulatory investigations and proceedings or otherwise face potential civil, criminal or other liabilities in relation to commercial, labor, securities or other matters due to past or future conduct of themselves or third parties, which could adversely affect our reputation and these personnel’s ability to continue contributing to our success. These events could also divert management time and attention away from our business and force us to find appropriate replacements for these personnel, which may not be readily available. As a result, our business, reputation, financial condition and results of operations could be materially and adversely affected.

Our results of operations are subject to substantial quarterly and annual fluctuations due to a number of factors that could adversely affect our business and the trading price of the ADSs.

We experience seasonality in our business, reflecting seasonal fluctuations in Internet usage. As a result, comparing our operating results on a period-to-period basis may not be meaningful. In particular, we may experience a decrease in active users during Ramadan, the Islamic holy month of fasting. The Islamic calendar is a lunar calendar, and the month of Ramadan migrates throughout the seasons. For example, while Ramadan falls within the second quarter of each year from 2018 to 2022, it will start in the first quarter and end in the second quarter of 2023. Due to the foregoing factors, our operating results in one or more future quarters or years may fluctuate. In such event, the trading price of the ADSs would likely be materially and adversely affected.

If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.

Prior to this offering, we are a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of preparing the consolidated financial statements for the years ended December 31, 2018 and 2019, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2019, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States, or the PCAOB.

The material weakness that has been identified relates to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues, and related presentation and disclosure in accordance with U.S. GAAP and SEC financial reporting requirements. We are in the process of implementing a number of measures to address the material weakness that have been identified. For details, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting.” However, we cannot assure you that we will be able to continue implementing these measures in the future, or that we will not identify additional material weaknesses or significant deficiencies in the future. The audit of our financial statements performed by our independent registered public accounting firm was not designed to provide assurance on internal control over financial reporting or to identify internal control deficiencies, and therefore, we may have other material weaknesses or significant deficiencies that are not yet identified.

Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2021. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

Generally, if we fail to achieve and maintain an effective internal control environment, such failure could result in material misstatements in our financial statements and compromise our ability to meet our reporting obligations, which would cause investors to lose confidence in our reported financial information. Any such material misstatement could in turn limit our access to capital markets and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations, civil or criminal sanctions and lawsuits. In addition, our internal controls over financial reporting will not prevent or detect all errors or fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of the ADSs could decline and we could be subject to sanctions or investigations by the NYSE, SEC or other regulatory authorities.

We may need additional capital, and we may be unable to obtain such capital in a timely manner or on acceptable terms, or at all. Furthermore, our future capital needs may require us to sell additional equity or debt securities that may dilute our shareholders or introduce covenants that may restrict our operations or our ability to pay dividends.

To grow our business and remain competitive, we may require additional capital from time to time. Our ability to obtain additional capital is subject to a variety of uncertainties, including:

•	our market position and competitiveness in the social networking and entertainment industry, in particular, the voice-centric social networking and entertainment segment;

•	our ability to expand our user base, increase our paying users, develop and maintain products and services appealing to users, penetrate into additional markets, and monetize our user base;

•	our future profitability, overall financial condition, results of operations and cash flows;

•	general market conditions for capital raising activities by social networking and entertainment platforms and other Internet companies; and

•	economic, political, regulatory and other conditions internationally and in our target markets, particularly MENA.

We may be unable to obtain additional capital in a timely manner or on acceptable terms or at all. In addition, we may sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could dilute our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends to our shareholders.

We have limited business insurance coverage, so that any uninsured occurrence of business disruption may result in substantial costs to us and the diversion of our resources, which could have an adverse effect on our results of operations and financial condition.

Insurance companies in the UAE and China currently do not offer as extensive an array of insurance products as insurance companies do in more developed economies. We do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured occurrence may disrupt our business operations, require us to incur substantial costs and divert our resources, which could have an adverse effect on our results of operations and financial condition.

Future strategic alliances or acquisitions may have a material and adverse effect on our business, reputation and results of operations.

We may enter into strategic alliances, including joint ventures or equity investments, with various third parties to further our business purpose from time to time. These alliances could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the third parties, increased expenses in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have limited ability to monitor or control the actions of these third parties and, to the extent any of these strategic third parties suffers negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party.

In addition, when appropriate opportunities arise, we may acquire additional technologies, businesses or assets that are complementary to our existing business. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from relevant government authorities for the acquisitions and to comply with any applicable laws and regulations in the relevant jurisdictions, which could result in increased delay and costs, and may derail our business strategy if we fail to do so. Furthermore, past and future acquisitions and the subsequent integration of new assets and businesses into our own require significant attention from our management and could result in a diversion of resources from our existing business and subject us to additional costs and business uncertainties, which in turn could have an adverse effect on our business operations. Acquired assets or businesses may not generate the financial results we expect. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant.

Risks Relating to Doing Business in Certain Countries and Regions

Investments in emerging markets are subject to greater risks than those in more developed markets.

You should also be aware that investments in emerging markets, such as MENA, are subject to greater risks than those in more developed markets, including risks such as:

•	political, social and economic instability;

•	exposure to local economic and social conditions, including cultural and communication challenges;

•

exposure to local political conditions, including political disputes, requirements to expend a portion of funds locally, and government-imposed industrial cooperation requirements, as well as increased risks of fraud and political corruption;

•

exposure to potentially undeveloped legal systems which make it difficult to enforce contractual rights and to potentially adverse changes in laws and regulatory practices, including licensing, approvals, grants, adjudications, and concessions, among others;

•	war, terrorism, rebellion, coup, revolution or similar events;

•	drought, famine, epidemics, pandemics and other complications due to natural or manmade disasters;

•	governments’ actions or interventions, including tariffs, protectionism, subsidies, various forms of exchange controls, expropriation of assets and cancellation of contractual rights;

•	boycotts and embargoes that may be imposed by the international community on countries in which we offer our mobile applications;

•	ambiguities, uncertainties and changes in taxation, licensing and other laws and regulations;

•	arbitrary or inconsistent government action, including capricious application of tax laws and selective tax audits;

•	controls on the repatriation of profits and/or dividends, including the imposition or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries;

•	difficulties and delays in obtaining new permits, licenses and consents for business operations or renewing existing ones;

•	difficulties or an inability to obtain legal remedies in a timely manner;

•

compliance with a variety of US and other foreign laws, including (i) compliance (historical and future) with the requirements of applicable anti-bribery laws, including the UK Bribery Act 2010 and the US Foreign Corrupt Practices Act of 1977; and (ii) compliance (historical and future) with sanctions and export control provisions (including the US Export Administration Regulations) in several jurisdictions, including the European Union, the United Kingdom and the United States; and

•	potential lack of reliability as to title to real property in certain jurisdictions.

Although MENA has enjoyed significant economic growth over the last several years, there can be no assurance that such growth will continue. Moreover, while certain governments’ policies have generally resulted in improved economic performance, there can be no assurance that such level of performance can be sustained.

Accordingly, you should exercise particular care in evaluating the risks involved and must decide whether, in the light of those risks, your investment is appropriate. Generally, investment in emerging markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved.

The economies of a number of our markets in MENA are highly dependent upon the oil and gas industry.

The UAE’s economy as well as a number of other economies within MENA are highly dependent upon the oil and gas industry. Oil and gas prices fluctuate in response to changes in many factors, including, but not limited to:

•	economic and political developments in oil producing regions;

•	global and regional supply and demand, and expectations regarding future supply and demand, for oil and gas products;

•	the ability of members of OPEC and other crude oil producing nations to agree upon and maintain specified global production levels and prices;

•	the impact of international environmental regulations designed to reduce carbon emissions;

•	actions taken by major crude oil and gas producing or consuming countries;

•	prices and availability of alternative fuels;

•	global economic and political conditions;

•	development of new technologies; and

•	global weather and environmental conditions.

Oil prices declined significantly beginning in June 2014, and although prices have recovered in 2018, they have remained volatile with periodic declines since October 2018, including during the first quarter of 2020. If oil prices decline again, this is likely to have an adverse effect on the GDP and other economic indicators of oil producing markets, such as the UAE and Saudi Arabia, and may also negatively impact consumer confidence and purchasing power, resulting in lower overall expenditure by mobile users, which could have a material adverse effect on our business, financial condition and results of operations.

Our business may be adversely affected by changes in government policies, laws and regulations in the UAE.

Our operating subsidiary in the UAE, Yalla Technology FZ-LLC, functions as our primary business operation center and engages in sales, customer service and other business operations. As such, our business may be adversely affected by changes in government policies, laws and regulations in the UAE. For example, although the UAE currently does not have any corporate tax, there have been periodic discussions about the introduction of corporate tax in the UAE. Moreover, value added tax, or VAT, was introduced in the UAE on January 1, 2018 at a rate of 5%. The relevant legislation provides that electronic services that are automatically delivered over the Internet, over an electronic network or over an electronic marketplace are not subject to VAT in the UAE, if such electronic services are used or enjoyed outside of the UAE. The introduction of VAT in the UAE has not had a material impact on our business. However, any further change in VAT in the UAE could increase the costs for users to purchase our virtual currencies and may reduce user spending as a result, which could adversely affect our revenues.

In addition, the AED, which is the legal currency of the UAE, has been pegged to the US dollar at 3.6725 AEDs per U.S. dollar since November 1997. However, there can be no assurance that the AED will not be de-pegged in the future or that the existing peg will not be adjusted in a manner that negatively impacts the level of economic activities in the UAE or negatively impacts the attractiveness of the UAE as a tourist destination, both of which are important factors that drive the level of payments by users from the UAE. Any such de-pegging or adjustment could have a material adverse effect on our business, financial condition and results of operations.

The economic, political and social conditions in MENA and China, as well as government policies, laws and regulations, could affect our business, financial condition and results of operations.

We are headquartered in the UAE. MENA is our key market, and we must comply with the applicable laws and regulations in the jurisdictions of MENA. The regulatory bodies in MENA may not be as fully matured and as established as those of Western Europe and the United States. Existing laws and regulations may be applied inconsistently with anomalies in their interpretation or implementation. Inconsistent interpretation or implementation in relation to existing laws and regulations could restrict our ability to offer our mobile platform in the relevant jurisdictions, which could materially and adversely affect our business, financial condition and results of operations.

Our technology and product development team and certain members of our management are located in the PRC, and two of our operating subsidiaries are incorporated under and governed by the laws of the PRC. Accordingly, our results of operations and prospects are, to a certain degree, subject to economic, political and legal developments in China. The economy of China differs from the economies of most developed countries in many respects, including the extent of government involvement, its level of development, its growth rate and its control over foreign exchange. The PRC government plays a significant role in regulating industrial development. It also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policies and providing preferential treatments to particular industries or companies. All of these factors could affect the economic conditions in China and, in turn, our business.

Since the PRC legal system continues to evolve rapidly, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. For example, we have been subject to stricter regulatory requirements in terms of our labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance for the benefit of our employees. We cannot assure you that our employment practices have complied or will be able to comply with all labor-related laws and regulations in the PRC. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. In addition, we cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

Our failure to obtain, maintain or renew licenses, approvals, permits, registrations or filings necessary to conduct our operations could have a material adverse impact on our business, financial condition and results of operations.

Regulatory authorities in various jurisdictions oversee different aspects of our business operations. We are required to obtain a number of licenses, approvals, permits, registrations and filings and are subject to certain reporting obligations required for maintaining our subsidiaries and personnel in such jurisdictions. We cannot assure you that we have obtained all of these licenses, approvals, permits, registrations and filings or will continue to maintain or renew all of them or that we have complied with these requirements in full. If we fail to obtain necessary authorizations, we may be subject to various penalties, such as confiscation of illegal revenues, fines and discontinuation or restriction of business operations, which may materially and adversely affect our business, financial condition and results of operations. In addition, there can be no assurance that we will be able to maintain our existing licenses, approvals, registrations or permits in the relevant jurisdictions, renew any of them when their current term expires, or update existing licenses or obtain additional licenses, approvals, permits, registrations or filings necessary for our business expansion from time to time. If we fail to do so, our business, financial conditions and operational results may be materially and adversely affected.

PRC regulations relating to offshore investment activities by PRC residents and entities may limit our overseas investments or otherwise expose us to liability and penalties under PRC law.

PRC enterprises’ overseas direct investment is under the supervision of the Ministry of Commerce, or the MOFCOM, the National Development and Reform Commission, or the NDRC and the State Administration of Foreign Exchange, or the SAFE, and shall be subject to relevant governing rules. Where PRC enterprises make overseas direct investment, they shall file with or obtain the approval from the MOFCOM and NDRC, or their local counterparts, and register with the banks as well.

The SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

Certain of our directors and officers have completed initial SAFE registration in connection with our financings in accordance with SAFE under SAFE Circular 37. However, we cannot assure you that they will continue to make required filings or updates upon any subsequent change in a timely manner, or at all. Moreover, we may not at all times be fully aware or informed of the identities of all our shareholders or beneficial owners that are required to make or update such registrations, and we cannot compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations and outbound investment related regulations, and there is no assurance that such registration, approval, and any subsequent amendment will be completed in a timely manner, or will be completed at all. Certain of our beneficial shareholders who are PRC residents and hold an insignificant number of our shares have not completed their SAFE Circular 37 registration. Failure by these and other shareholders or beneficial owners to comply with SAFE regulations or outbound investment related regulations, could subject such shareholders or beneficial owners to fines or legal sanctions from the relevant PRC authorities, and may result in adverse impact on us, such as restrictions on our overseas or cross-border investment activities or our ability to distribute dividends, or influence on our ownership structure.

Furthermore, as these foreign exchange and outbound investment related regulations are relatively new and their interpretation and implementation have been constantly evolving, it is uncertain how these regulations, and any future regulations concerning offshore or cross-border investments and transactions, will be interpreted, amended and implemented by the relevant government authorities. We cannot assure you that we have complied or will be able to comply with all applicable foreign exchange and outbound investment related regulations.

We may be classified as a “resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders.

The Enterprise Income Tax Law, or EIT Law, provides that enterprises established outside of the PRC whose “de facto management bodies” are located in the PRC are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. In addition, a circular issued by the State Administration of Taxation, or the SAT, on April 22, 2009, and amended on January 29, 2014 clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC-source income, subject to PRC withholding tax, currently at a rate of 10%, when recognized by non-PRC enterprise shareholders. This circular also subjects such “resident enterprises” to various reporting requirements with PRC tax authorities. However, it remains unclear how the tax authorities will determine the location of “de facto management bodies” of overseas incorporated enterprises that are controlled by foreign enterprises or individuals. Therefore, although several members of our management are currently located in the PRC, it remains unclear whether the PRC tax authorities would require or permit our overseas registered entities to be treated as PRC resident enterprises. We do not consider our company to be a PRC resident enterprise. However, if PRC tax authorities disagree with our assessment and determine that we are a “resident enterprise,” we may be subject to enterprise income tax at a rate of 25% on our worldwide income and dividends paid by us to our non-PRC shareholders as well as capital gains recognized by them with respect to the sale of our shares or ADSs may be subject to a PRC withholding tax. A determination that we are a PRC resident enterprise would have an impact on our effective tax rate, a material adverse effect on our net income and results of operations, and may require us to withhold tax on dividends to our non-PRC shareholders.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the SAT in 2009, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the competent tax authority of the PRC resident enterprise this Indirect Transfer.

In February 2015, the SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Circular 7. SAT Circular 7 provides clearer criteria than SAT Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is the transferor in such transactions, and may be subject to withholding obligations if our company is the transferee or payer in such transactions. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under the SAT circulars. As a result, we may be required to expend valuable resources to comply with the SAT circulars, to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, any of which may have a material adverse effect on our financial condition and results of operations.

It may be difficult to effect service of process upon us or our directors or executive officers who reside in China, to enforce against them in China any judgments obtained from non-PRC courts or to bring actions in China against us or our management.

Certain of our directors and executive officers reside within China, and a portion of our assets and the assets of those persons are located within China. It may not be possible for investors to effect service of process upon us or those persons inside China or to enforce against us or them in China any judgments obtained from non-PRC courts. China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts in the United States, the United Kingdom, Japan or most other western countries. However, judgments rendered by Hong Kong courts may be recognized and enforced in China if the requirements set forth by the Arrangement on Mutual Recognition and Enforcement of Judgments in Civil and Commercial Matters by Courts of Mainland and of the Hong Kong Special Administrative Region Pursuant to Agreed Jurisdiction by Parties Concerned are met. Therefore, recognition and enforcement in China of judgments of a court in any of these jurisdictions other than Hong Kong in relation to any matter not subject to binding arbitration provisions may be difficult or impossible.

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of other country or region to implement cross-border oversight and regulation, such regulatory cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC and no entities or individuals may provide documents or materials in connection with its securities activities to the overseas without proper authorization. While detailed interpretation of or implementation rules under Article 177 have yet to be available, the inability for overseas securities regulators to directly conduct investigation or collect evidence within China may further increase difficulties faced by investors in protecting your interests.

The audit report included in this prospectus is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit report included in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditors’ audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditors’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

In May 2020, the U.S. senate passed the Holding Foreign Companies Accountable Act, or the Kennedy Bill. If passed by the U.S. House of Representatives and signed by the U.S. President, the Kennedy Bill would require the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate because of restrictions imposed by non-U.S. authorities. The Kennedy Bill would also require the SEC to prohibit securities of any U.S. listed companies from being traded on any of the U.S. national securities exchanges, such as the NYSE, or in the U.S. “over-the-counter” markets, if the auditor of the U.S. listed companies’ financial statements is not subject to PCAOB inspections for three consecutive years after the law becomes effective. Furthermore, in August 2020, the President’s Working Group on Financial Markets, or the PWG, released the Report on Protecting United States Investors from Significant Risks from Chinese Companies. The PWG recommends that the SEC take steps to implement the recommendations outlined in the report. In particular, to address companies from non-cooperating jurisdictions, or NCJs, such as China, that do not provide the PCAOB with sufficient access to fulfill its statutory mandate, the PWG recommends enhanced listing standards on U.S. securities exchanges. This would require, as a condition to initial and continued exchange listing, PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in NCJs may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. To reduce market disruption, the new listing standards could provide for a transition period until January 1, 2022 for currently listed companies. The other recommendations in the report include, among other things, requiring enhanced and prominent issuer disclosures of the risks of investing in certain NCJs such as China.

Enactment of any of such legislation or other efforts to increase the U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. In addition, enactment of these legislations may result in prohibitions on the trading of the ADSs on the NYSE, if our auditors fail to meet the PCAOB inspection requirement in time. It is unclear if and when any of the proposed legislation and regulation will be enacted.

Proceedings instituted by the SEC against Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Starting in 2011, the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that, under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the China Securities Regulatory Commission, or the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms. If additional remedial measures are imposed on the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our common stock may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Failure to comply with PRC regulations regarding the registration requirements for employee share ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed

Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC residents who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures.

In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees granted options who are PRC residents will be subject to these regulations when our company becomes an overseas-listed company upon the completion of this offering. We will make efforts to comply with these requirements upon completion of our initial public offering. However, there can be no assurance that they can successfully register with SAFE in full compliance with the rules. Failure to complete SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to make payment under our equity incentive plans or receive dividends or sales proceeds related thereto, to contribute additional capital into our PRC subsidiaries or to conduct other foreign exchange activities, and may further limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

Risks Relating to This Offering and the American Depositary Shares

There has been no public market for our shares or the ADSs prior to this offering, and you may not be able to resell the ADSs at or above the price you paid, or at all.

Prior to this offering, there has been no public market for our shares or the ADSs. We will apply for approval of the ADSs representing Class A ordinary shares for listing on the NYSE. Our Class A ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for the ADSs does not develop after this offering, the market price and liquidity of the ADSs will be materially and adversely affected.

Negotiations with the underwriters will determine the initial public offering price for the ADSs which may bear no relationship to their market price after the initial public offering. An active trading market for the ADSs may not develop and the market price of the ADSs may decline below the initial public offering price.

The trading price of the ADSs may be volatile, which could result in substantial losses to you.

The trading prices of the ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies from emerging markets. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of the securities of other companies from emerging markets after their offerings, including technology companies and transaction service platforms, may affect the attitudes of investors toward companies from emerging markets listed in the U.S., which consequently may impact the trading performance of the ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other companies from emerging markets may also negatively affect the attitudes of investors towards companies from emerging markets in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the U.S., China and other jurisdictions in late 2008, early 2009, the second half of 2011, 2015 and the first quarter of 2020, which may have a material and adverse effect on the trading price of the ADSs. In particular, concerns about the economic impact of the COVID-19 pandemic have triggered significant price fluctuations in the U.S. stock market.

In addition to the above factors, the price and trading volume of the ADSs may be highly volatile due to multiple factors, including the following:

•	regulatory developments affecting us or our industry;

•	announcements of studies and reports relating to the quality of our platform or those of our competitors;

•	changes in the economic performance or market valuations of other social networking and entertainment platforms;

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	negative publicity about us or our industry;

•	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

•	additions to or departures of our senior management;

•	release or expiry of lock-up or other transfer restrictions on our outstanding shares or ADSs; and

•	sales or perceived potential sales of additional Class A ordinary shares or ADSs.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades the ADSs or publishes inaccurate or unfavorable research about our business, the market price for the ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.

As our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$                per ADS (assuming no exercise of outstanding options to acquire ordinary shares and no exercise of the underwriters’ option to purchase additional ADSs), representing the difference between our pro forma net tangible book value per ADS of US$                , as of                , 2019, after giving effect to this offering, and the assumed initial public offering price of US$                per ADS. In addition, you will experience further dilution to the extent that our Class A ordinary shares are issued upon the exercise of share options under our share incentive plans. Class A ordinary shares issuable under our share incentive plans may be issued at a purchase price on a per ADS basis that is less than the public offering price per ADS in this offering. See “Dilution” for a more complete description of how the value of your investment in the ADSs will be diluted upon completion of this offering.

Because we do not expect to pay cash dividends in the foreseeable future after this offering, you may not receive any return on your investment unless you sell your Class A ordinary shares or ADSs for a price greater than that which you paid for them.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. See “Dividend Policy.” Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.

Subject to compliance with the applicable Cayman Islands legal requirements, our board of directors has discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

Substantial future sales or perceived potential sales of the ADSs in the public market could cause the price of the ADSs to decline.

Sales of the ADSs in the public market after this offering, or the perception that these sales could occur, could cause the market price of the ADSs to decline significantly. Upon completion of this offering, we will have                  Class A ordinary shares and 24,734,013 Class B ordinary shares outstanding, including                  Class A ordinary shares represented by ADSs newly issued in connection with this offering, assuming the underwriters do not exercise their option to purchase additional ADSs. We, our directors, executive officers and all of our existing shareholders have agreed not to sell any Class A ordinary shares or ADSs for 180 days after the date of this prospectus without the prior written consent of the representatives on behalf of the underwriters, subject to certain exceptions. All ADSs representing our Class A ordinary shares sold in this offering are expected to be freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of the other ordinary shares outstanding after this offering will be available for sale, upon the expiration of the lock-up periods described above, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. Any or all of these ordinary shares may be released prior to the expiration of the applicable lock-up period at the discretion of the designated representatives. To the extent shares are released before the expiration of the applicable lock-up period and sold into the market, the market price of the ADSs could decline significantly. See “Shares Eligible for Future Sale—Lock-up Agreements.”

Certain major holders of our ordinary shares after completion of this offering will have the right to cause us to register under the Securities Act the sale of their shares, subject to the applicable lock-up periods in connection with this offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of ADSs representing these registered shares in the public market could cause the price of the ADSs to decline significantly.

You, as holders of ADSs, may have fewer rights than holders of our Class A ordinary shares and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights as our shareholders and may only exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement. Under our third amended and restated articles of association, the minimum notice period required to convene a general meeting will be ten clear days. Pursuant to such requirement, there needs to be at least 10 days between the notice of a general meeting being given and the general meeting, with neither the date on which the notice is, or is deemed to be, given nor the date of the general meeting being counted towards such 10-day notice period. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your Class A ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting materials to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but there can be no assurance that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

The deposit agreement, which defines your rights as an ADS holder, may be amended or terminated without your consent.

We and the depositary may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended. See “Description of American Depositary Shares” for more information.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the U.S. unless we register both the distribution and sale of the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the distribution and sale of the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings in the future and may experience dilution in your holdings.

You may not receive cash dividends or other distributions if the depositary determines it is illegal or impractical to make them available to you.

The depositary will pay cash distributions on the ADSs only to the extent that we decide to distribute dividends on our Class A ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends in the foreseeable future. See “Dividend Policy.” To the extent that there is a distribution, the depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our Class A ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is illegal or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company, which could lower our profits or make it more difficult to run our business.

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and NYSE, impose various requirements on the corporate governance practices of public companies.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

As a company with less than US$1.07 billion in net revenues for our last financial year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. Once we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

In the past, shareholders of a public company often brought securities class action suits against companies following periods of instability in the market price of those companies’ securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Our third amended and restated memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including ordinary shares represented by the ADSs, at a premium.

We have adopted the third amended and restated articles of association to be effective immediately prior to the completion of this offering that contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or other rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of ADSs or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs may be materially and adversely affected. In addition, our third amended and restated memorandum and articles of association contain other provisions that could limit the ability of third parties to acquire control of our company or cause us to engage in a transaction resulting in a change of control, including a provision that entitles each Class B ordinary share to 20 votes in respect of all matters subject to a shareholders’ vote.

Our third amended and restated articles of association provide that the courts of the Cayman Islands and the U.S. federal courts will be the exclusive forums for substantially all disputes between us and our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for complaints against us or our directors, officers or employees.

Our third amended and restated articles of association that will become effective immediately prior to the completion of this offering provide that, unless otherwise agreed by us, (i) the federal courts of the United States shall have exclusive jurisdiction to hear, settle and/or determine any proceeding, action, complaint, dispute, controversy or claim arising under the provisions of the Securities Act or the Exchange Act, which are referred to as the “US Actions;” and (ii) save for such US Actions, the courts of the Cayman Islands shall have exclusive jurisdiction to hear, settle and/or determine any dispute, controversy or claim whether arising out of or in connection with our articles of association or otherwise, including without limitation:

•	any derivative action or proceeding brought on behalf of our company,

•	any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to our company or our shareholders,

•	any action asserting a claim under any provision of the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands or our articles of association, or

•

any action asserting a claim against our company which if brought in the United States would be a claim arising under the internal affairs doctrine (as such concept is recognized under the laws of the United States).

These exclusive-forum provisions may increase a shareholder’s cost and limit the shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. Any person or entity purchasing or otherwise acquiring any of our shares or other security, such as the ADSs, whether by transfer, sale, operation of law or otherwise, shall be deemed to have notice of and have irrevocably agreed and consented to these provisions. There is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings. It is possible that a court could find this type of provisions to be inapplicable or unenforceable, and if a court were to find this provision in our third amended and restated articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could have an adverse effect on our business and financial performance.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that holders and beneficial owners of ADSs irrevocably waive the right to a trial by jury in any legal proceeding arising out of or relating to the deposit agreement or the ADSs, including claims under federal securities laws, against us or the depositary to the fullest extent permitted by applicable law. The waiver continues to apply to claims that arise during the period when a holder holds the ADSs, even if the ADS holder subsequently withdraws the underlying ordinary shares. If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a jury trial waiver provision, New York courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim, none of which we believe are applicable in the case of the deposit agreement or the ADSs. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any provision of the federal securities laws. If you or any other holder or beneficial owner of ADSs brings a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and / or the depositary. If a lawsuit is brought against us and / or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims and the venue of the hearing.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company incorporated under the laws of the Cayman Islands. Substantially all of our assets are located outside the United States. In addition, substantially all of our directors and executive officers and the experts named in this prospectus reside outside the United States, and most of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against them in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, the UAE, China or other relevant jurisdiction may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands, the UAE and China, see “Enforcement of Civil Liabilities.”

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands and the common law of the Cayman Islands.

The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the U.S. In particular, the Cayman Islands have a less developed body of securities laws than the U.S. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Under Cayman Islands law, a list of the names of the current directors and alternate directors (if applicable) of Cayman Islands exempted companies is made available by the Cayman Islands Registrar of Companies for inspection by any person on payment of a fee. The register of mortgages of such companies is open to inspection by creditors and members.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors will have discretion under the third amended and restated memorandum and articles of association expected to be effective immediately prior to completion of this offering, to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the U.S. For a discussion of significant differences between the provisions of the Companies Law, Cap 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the U.S. that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We are an emerging growth company and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We will take advantage of the extended transition period. As a result of this election, our financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

We may be or may become a passive foreign investment company, or PFIC, which could result in adverse United States tax consequences to United States investors.

Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (a “PFIC”) for our most recent taxable year, and we do not expect to become a PFIC in the current taxable year or the foreseeable future, although there can be no assurance in this regard.

In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income, or

•

at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income, which include cash, such as cash raised in this offering.

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we have calculated the value of our goodwill by taking into account the expected market value of our ADSs, a decrease in the price of our ADSs may also result in our becoming a PFIC.

If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares, our PFIC status could result in adverse United States federal income tax consequences to you if you are a United States Holder, as defined under “Taxation—Certain United States Federal Income Tax Considerations.” For example, if we are or become a PFIC, you may become subject to increased tax liabilities in respect of our ADSs or Class A ordinary shares under United States federal income tax laws and regulations, and will become subject to burdensome reporting requirements. See “Taxation—Certain United States Federal Income Tax Considerations—Passive Foreign Investment Company.” There can be no assurance that we will not be a PFIC for the current or any future taxable year.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.

We are a company incorporated in the Cayman Islands, and we have applied for listing of the ADSs on the NYSE. The NYSE market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards.

Among others, we are not required to: (i) have a majority of the board be independent; (ii) have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors; (iii) have a minimum of three members on the audit committee; (iv) obtain shareholders’ approval for issuance of securities in certain situations; or (v) have regularly scheduled executive sessions with only independent directors each year.

We intend to rely on the exemptions described above. As a result, you may not be provided with the benefits of certain corporate governance requirements of the NYSE.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates and projections about us and our industry. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry Overview” and “Business.” These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The forward-looking statements included in this prospectus relate to, among others:

•	our goal and strategies;

•	our ability to maintain and strengthen our position as a leader among voice-centric social networking and entertainment platforms in MENA;

•	our expansion plans;

•	our future business development, financial condition and results of operations;

•	our expectations regarding demand for, and market acceptance of, our services;

•	our expectation regarding the use of proceeds from this offering;

•	laws, regulations and policies relating to voice-centric social networking and entertainment platforms;

•	general economic and business conditions; and

•	assumptions underlying or related to any of the foregoing.

This prospectus also contains market data relating to the global voice-centric social network industry, including market position, market size, and growth rates of the markets in which we participate, that are based on industry publications and reports. This prospectus contains statistical data and estimates published by Frost & Sullivan, including a report which we commissioned Frost & Sullivan to prepare and for which we paid a fee. This information involves a number of assumptions, estimates and limitations. These industry publications, surveys and forecasts generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. Nothing in such data should be construed as advice. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The global voice-centric social network industry may not grow at the rates projected by market data, or at all. The failure of these markets to grow at the projected rates may have a material adverse effect on our business and the market price of the ADSs. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we have referred to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$                 million, or approximately US$                 million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us and based upon an assumed initial offering price of US$                per ADS (the mid-point of the estimated public offering price range shown on the front cover of this prospectus). A US$1.00 increase (decrease) in the assumed initial public offering price of US$                per ADS would increase (decrease) the net proceeds to us from this offering by US$                 million, after deducting the estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus.

We will not receive any proceeds from the sale of ADSs by the selling shareholder.

The primary purposes of this offering are to create a public market for our ordinary shares represented by ADSs, retain talented employees by providing them with equity incentives and obtain additional equity capital. We plan to use the net proceeds of this offering for the following purposes:

•	up to approximately US$ million for marketing activities to promote our brand and increase our user base;

•	up to approximately US$ million for technology infrastructure to enhance user experience and operational efficiency; and

•	the balance for general corporate purposes, including working capital needs and potential acquisitions (although we are not currently negotiating any such acquisitions).

The foregoing represents our intentions as of the date of this prospectus with respect of the use and allocation of the net proceeds of this offering based upon our present plans and business conditions, but our management will have significant flexibility and discretion in applying the net proceeds of the offering. The occurrence of unforeseen events or changed business conditions may result in application of the proceeds of this offering in a manner other than as described in this prospectus.

To the extent that the net proceeds we receive from this offering are not immediately applied for the above purposes, we intend to invest our net proceeds in short-term, interest bearing, debt instruments or bank deposits.

DIVIDEND POLICY

In May 2020, we declared and paid an aggregate of US$9.0 million, or US$0.07 per share, of cash dividend to holders of our ordinary shares and preferred shares. In addition, we distributed certain assets to shareholders of FYXTech Limited and Shenzhen Yale Technology Co., Ltd. in connection with our reorganization in 2018. For further information, see note 1 to our audited financial statements included elsewhere in this prospectus. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Any other future determination to pay dividends will be subject to certain requirements of Cayman Islands law and made at the discretion of our board of directors and may be based on a number of factors, including our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. If we pay any dividends, we will pay the depositary to the same extent as other holders of our Class A ordinary shares. See “Description of American Depositary Shares.” Cash dividends on our Class A ordinary shares, if any, will be paid in U.S. dollars.

We are an exempted company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders, we may rely on dividends distributed by our operating subsidiary in the United Arab Emirates. As a matter of the laws regulating the subsidiary in the UAE, the subsidiary can pay dividends only to the extent it has profits available for the purpose. A company’s profits available for distribution are its accumulated, realized profits, so far as not previously utilized by distribution or capitalization, less its accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital duly made. Our ability to pay dividends to shareholders therefore depends on our future profitability, the ability to distribute or dividend profits from the operating subsidiaries up the structure to us, general economic conditions and other factors the directors deem significant.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2020 presented on:

•	an actual basis;

•

a pro forma basis to reflect (i) the designation of 24,734,013 ordinary shares beneficially owned by Mr. Tao Yang into 24,734,013 Class B ordinary shares on a one-for-one-basis upon the completion of this offering; (ii) the designation of all of the remaining outstanding ordinary shares and the automatic conversion of all our outstanding convertible redeemable preferred shares into 99,896,117 Class A ordinary shares on a one-for-one-basis upon the completion of this offering; and

•

a pro forma as adjusted basis to give effect to (i) the designation of 24,734,013 ordinary shares beneficially owned by Mr. Tao Yang into 24,734,013 Class B ordinary shares on a one-for-one-basis upon the completion of this offering; (ii) the designation of all of the remaining outstanding ordinary shares and the automatic conversion of all our outstanding convertible redeemable preferred shares into 99,896,117 Class A ordinary shares on a one-for-one-basis upon the completion of this offering; (iii) the issuance and sale of the Class A ordinary shares in the form of ADSs offered hereby at an assumed initial public offering price of US$            per ADS, the mid-point of the estimated public offering price range shown on the front cover of this prospectus, after deducting underwriting discounts, commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters’ option to purchase additional ADSs.

The pro forma and pro forma as adjusted information below is illustrative only and our capitalization following the closing of this offering is subject to adjustment based on the initial public offering price of the ADSs and other terms of this offering determined at pricing. You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2020
	Actual	Pro Forma	Pro Forma as Adjusted
	(US$ in thousands)
Total mezzanine equity	26,938	—
Shareholders’ equity:
Ordinary shares (US$0.0001 par value, 73,393,941 shares issued and outstanding on an actual basis, and none issued and outstanding on a pro forma basis or a pro forma as adjusted basis)	7	—
Class A ordinary shares (par value of US$0.0001; none authorized, issued and outstanding on an actual basis, 400,000,000 shares authorized, 99,896,117 shares issued and outstanding on a pro forma basis; 400,000,000 shares authorized, shares issued and outstanding on a pro forma as adjusted basis)	—	10
Class B ordinary shares (par value of US$0.0001; none authorized, issued and outstanding on an actual basis, 100,000,000 shares authorized, 24,734,013 shares issued and outstanding on a pro forma basis; 100,000,000 shares authorized, shares issued and outstanding on a pro forma as adjusted basis)	—	2
Additional paid-in capital	—	26,933
Subscription receivable	(7)	(7)
Accumulated other comprehensive loss	(16)	(16)
Retained earnings	35,046	35,046

Total shareholders’ equity	35,030	61,968

Total capitalization(1)	61,968	61,968

(1)	Total capitalization equals total mezzanine equity plus total shareholders’ equity.

DILUTION

If you invest in ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per Class A ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares and holders of our convertible redeemable preferred shares which will automatically convert into our Class A ordinary shares upon the completion of this offering.

Our net tangible book value as of June 30, 2020 was US$62.0 million, or US$0.84 per ordinary share as of that date, and US$                 per ADS. Net tangible book value represents the amount of our total consolidated assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share from our consolidated total assets, after giving effect to (i) the automatic conversion of all of our outstanding convertible redeemable preferred shares into Class A ordinary shares immediately upon the completion of this offering and (ii) the issuance and sale by us of shares represented by ADSs in this offering at an assumed initial public offering price of US$                per ADS (the mid-point of the estimated initial public offering price range shown on the front cover page of this prospectus) after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after June 30, 2020, other than to give effect to (i) the automatic conversion of all of our outstanding convertible redeemable preferred shares into Class A ordinary shares immediately upon the completion of this offering and (ii) the issuance and sale by us of                Class A ordinary shares in the form of ADSs in this offering at an assumed initial public offering price of US$                per ADS (the mid-point of the estimated initial public offering price range shown on the front cover page of this prospectus) after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2020 would have been US$                million, or US$                per outstanding ordinary share and US$                per ADS. This represents an immediate increase in net tangible book value of US$                per ordinary share and US$                per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$                per ordinary share and US$                per ADS to investors purchasing ADSs in this offering.

The following table illustrates such dilution:

	Per Ordinary Share		Per ADS
Actual net tangible book value per share as of June 30, 2020	US$	0.84	US$
Pro forma net tangible book value per share after giving effect to the automatic conversion of all of our outstanding convertible redeemable preferred shares into Class A ordinary shares	US$	0.50

Pro forma as adjusted net tangible book value per share after giving effect to (i) the automatic conversion of all of our outstanding convertible redeemable preferred shares into Class A ordinary shares and (ii) this offering

Assumed initial public offering price
Dilution in net tangible book value per share to new investors in the offering

The following table summarizes, on a pro forma basis as of June 30, 2020, the differences between existing shareholders, including holders of our convertible redeemable preferred shares, and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of Class A ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriters.

	Ordinary Shares Total			Total Consideration			US$ Average Price per Ordinary Share Equivalent	Average Price per ADS Equivalent
	Number	Percent		Amount	Percent
Existing shareholders			%	US$		%	US$	US$
New investors			%	US$		%	US$	US$

Total			%	US$		%

A US$1.00 increase (decrease) in the assumed public offering price of US$            per ADS (the mid-point of the estimated initial public offering price range shown on the front cover page of this prospectus) would increase (decrease) our pro forma net tangible book value after giving effect to the offering by US$            million, the pro forma net tangible book value per ordinary share and per ADS after giving effect to this offering by US$            per ordinary share and US$            per ADS and the dilution in pro forma net tangible book value per ordinary share and per ADS to new investors in this offering by US$            per ordinary share and US$            per ADS, assuming no change to the number of ADS offered by us as set forth on the front cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of the ADSs and other terms of this offering determined at pricing.

The discussion and tables above take into consideration the automatic conversions of all of our outstanding convertible redeemable preferred shares immediately upon the completion of this offering, and they do not take into consideration of any outstanding share options. As of the date of this prospectus, there are also (i) 41,733,506 Class A ordinary shares issuable upon exercise of outstanding share options under the 2018 Plan and (ii) 2,492,603 Class A ordinary shares initially reserved for future issuance upon the exercise of future grants under the 2020 Plan. If any of these options are exercised, there will be further dilution to new investors.

ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a lesser extent. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Substantially all of our operations are conducted the United Arab Emirates and the PRC, and substantially all of our assets are located in these two jurisdictions. In addition, most of our directors and officers are residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce in United States courts judgments obtained in United States courts based on the civil liability provisions of the United States federal securities laws against us and our officers and directors.

We have appointed Cogency Global Inc. as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Conyers Dill & Pearman, our counsel as to Cayman Islands law, Al Tamimi & Company, our counsel as to United Arab Emirates law and JunHe LLP, our counsel as to PRC law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands, the United Arab Emirates or the PRC would, respectively, (1) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States and (2) entertain original actions brought in the Cayman Islands, the United Arab Emirates or the PRC against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Conyers Dill & Pearman has informed us that the uncertainty with regard to Cayman Islands law relates to whether a judgment obtained from the United States courts under the civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the Cayman Islands. Conyers Dill & Pearman has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation.

In addition, Conyers Dill & Pearman has advised us that there is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the Cayman Islands will generally recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the United States against us under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (i) such courts had proper jurisdiction over the parties subject to such judgment; (ii) such courts did not contravene the rules of natural justice of the Cayman Islands; (iii) such judgment was not obtained by fraud; (iv) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (vi) there is due compliance with the correct procedures under the laws of the Cayman Islands.

Al Tamimi & Company has advised us that the Dubai Courts will not enforce a foreign judgment where they would have had exclusive original jurisdiction to hear the underlying dispute. If the Dubai Courts did not have jurisdiction or had concurrent jurisdiction with a foreign court, the Dubai Courts would enforce the judgment under the same conditions a UAE judgment would be enforced in the country which issued the judgment if: i) the parties were served with the proceedings; ii) the judgment has res judicata effect; iii) the judgement does not conflict with a judgment previously issued in the UAE and does not violate public policy or morals. Additionally, a money judgment may be enforced in Dubai through the Dubai International Financial Centre Courts if the judgment is final and conclusive, the court issuing the judgment had jurisdiction to determine the dispute, and the judgment does not relate to payment of taxes, fines or penalties.

JunHe LLP has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. JunHe LLP has advised us further that under PRC law, courts in China will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As there existed no treaty or other form of reciprocity between China and the United States governing the recognition and enforcement of judgments as of the date of this prospectus, including those predicated upon the liability provisions of the United States federal securities laws, there is uncertainty whether and on what basis a PRC court would enforce judgments rendered by United States courts.

OUR HISTORY AND CORPORATE STRUCTURE

We are a Cayman Islands holding company and conduct our operations through our operating subsidiaries in the United Arab Emirates and China. We commenced our business and launched our Yalla mobile application in April 2016 through FYXTech Limited, or FYXTech BVI, which was established under the laws of the British Virgin Islands, and Shenzhen Yale Technology Co., Ltd, or Shenzhen Yale, which was established under the laws of the PRC.

We undertook a reorganization in 2018, or the Reorganization, to streamline our organizational structure. We established FYXTECH CORPORATION, or FYXTech Cayman, under the laws of the Cayman Islands in February 2018 as our current ultimate holding company and changed its name to Yalla Group Limited in November 2019. After the establishment of the ultimate holding company, we established FYXTECH Group Limited in the British Virgin Islands in March 2018 to hold FYXTech HK Limited, our Hong Kong subsidiary established in March 2018. FYXTech HK Limited in turn became the holding company of our operating subsidiaries in the PRC, namely Hangzhou Yale Technology Co., Ltd., or Hangzhou Yale, and Shenzhen Moov Technology Co., Ltd, or Shenzhen Moov, which were established in June 2018 and October 2019, respectively. We also established FYXTECH YALLA LIMITED in the British Virgin Islands in June 2018 to hold our operating subsidiary in the UAE, Yalla Technology FZ-LLC, or Yalla UAE, which was established in July 2018.

As part of the Reorganization, FYXTech Cayman issued shares to the co-founders of FYXTech BVI and Shenzhen Yale. Upon the issuance of such shares, the equity structure of FYXTech Cayman was substantially identical to that of FYXTech BVI and Shenzhen Yale on a fully-diluted basis. In addition, from May 2018 to December 2018, FYXTech BVI and Shenzhen Yale transferred their business operations, including assets and employees, to Yalla UAE and Hangzhou Yale, respectively. Upon the completion of the Reorganization in December 2018, FYXTech BVI and Shenzhen Yale ceased to be consolidated within our group.

We currently operate our business through Yalla UAE, Hangzhou Yale and Shenzhen Moov. Yalla UAE functions as our primary business operation center and engages in sales, marketing, customer service and other business operations. Hangzhou Yale performs technology and product development functions. Shenzhen Moov primarily performs marketing and financial reporting functions.

The following diagram illustrates our corporate structure as of the date of this prospectus. Equity interests depicted in this diagram are held as to 100%.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following selected consolidated statements of operations data and selected consolidated statements of cash flows data for the years ended December 31, 2018 and 2019 and selected consolidated balance sheets data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following selected consolidated statements of operations data and selected consolidated statements of cash flows data for the six months ended June 30, 2019 and 2020 and selected consolidated balance sheet data as of June 30, 2020 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus.

Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results to be expected for any future period. The following selected consolidated financial data for the periods and as of the dates indicated are qualified by reference to, and should be read in conjunction with, our consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” both of which are included elsewhere in this prospectus.

Selected Consolidated Statements of Operations Data

	For the Year Ended December 31,		For the Six Months Ended June 30,
	2018	2019	2019	2020
	(US$ in thousands, except share and per share data)
Revenues	42,371	63,465	26,430	52,758
Costs and expenses:
Cost of revenues	(13,848)	(20,553)	(9,277)	(17,233)
Selling and marketing expenses	(5,686)	(8,250)	(3,420)	(5,547)
General and administrative expenses	(1,630)	(4,121)	(1,563)	(2,734)
Technology and product development expenses	(853)	(1,598)	(722)	(1,888)

Total costs and expenses	(22,017)	(34,522)	(14,982)	(27,402)

Operating income	20,354	28,943	11,448	25,356

Interest income	145	390	170	167
Government grant	—	—	—	85
Investment income	6	28	6	8

Income before income taxes	20,505	29,361	11,624	25,616
Income tax expense	(263)	(436)	(183)	(421)

Net income	20,242	28,925	11,441	25,195

Earnings (loss) per ordinary share
—Basic and diluted	(0.12)	0.22	0.08	0.19
Weighted average number of shares outstanding used in computing earnings (loss) per ordinary share
—Basic and diluted	73,393,941	73,393,941	73,393,941	73,393,941

Selected Consolidated Balance Sheets Data

	As of December 31,		As of June 30,
	2018	2019	2020
	(US$ in thousands)
Cash and cash equivalents	17,017	45,303	58,540
Term deposits	1,311	2,723	—
Short-term investments	494	1,507	547
Prepayments and other current assets	2,295	3,930	15,303
Total current assets	21,117	53,463	74,390
Total assets	21,318	54,117	76,089
Accounts payable	433	724	731
Deferred revenue	3,439	6,011	8,986
Accrued expenses and other current liabilities	601	1,577	4,404
Total current liabilities	4,473	8,312	14,121
Total liabilities	4,473	8,312	14,121
Total mezzanine equity	23,963	25,903	26,938
Total shareholders’ equity (deficit)	(7,118)	19,902	35,030

Selected Consolidated Statements of Cash Flows Data

	For the Year Ended December 31,		For the Six Months Ended June 30,
	2018	2019	2019	2020
	(US$ in thousands)
Net cash provided by operating activities	23,378	31,281	13,483	19,701
Net cash provided by/(used in) investing activities	(1,905)	(2,833)	25	3,363
Net cash used in financing activities	(6,369)	(200)	—	(9,831)
Effect of foreign currency exchange rate changes on cash and cash equivalents	8	38	44	4

Net increase in cash and cash equivalents	15,112	28,286	13,552	13,237

Cash and cash equivalents at the beginning of the period	1,905	17,017	17,017	45,303

Cash and cash equivalents at the end of the period	17,017	45,303	30,569	58,540

Key Operating Metrics

We regularly review a number of operating metrics to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions.

The following table sets forth our average MAUs, paying users and ARPPU for the periods indicated:

	Three Months Ended
	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020
Average MAUs (in thousands)	2,046	2,174	2,272	2,557	3,109	4,151	6,127	12,460
Yalla (in thousands)	2,046	2,173	2,250	2,428	2,716	3,286	4,016	4,835
Yalla Ludo (in thousands)	—	1	22	129	393	865	2,111	7,625
Paying users (in thousands)	417	451	547	790	510	723	1,620	5,360
Yalla (in thousands)	417	451	547	789	493	549	759	1,080
Yalla Ludo (in thousands)	—	—	0.1	1	17	174	861	4,280
ARPPU (US$)	33.4	27.8	22.2	18.0	34.8	26.6	13.0	5.9
Yalla (US$)	33.4	27.8	22.3	18.1	36.1	35.0	27.6	26.9
Yalla Ludo (US$)	—	—	0.2	0.5	0.1	0.1	0.1	0.6

For further information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metrics.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes that appear in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and in this prospectus, particularly in the section titled “Risk Factors.”

Overview

We are the largest voice-centric social networking and entertainment platform in MENA as measured by revenue in 2019, according to the Frost & Sullivan Report. We have built a large and vibrant Yalla community. In the second quarter of 2020, approximately 12.5 million users visited our platform on average each month; they spent a total of 309.5 million hours in Yalla rooms and played a total of 407.2 million rounds of casual games on Yalla Ludo. The number of paying users on our platform was 5.4 million in the second quarter of 2020. On average, active users of Yalla and Yalla Ludo spent approximately 4.5 hours and 1.4 hours on our platform every day in the second quarter of 2020, respectively.

We have experienced strong revenue growth in recent years. We primarily generate our revenues from users’ consumptions of virtual items and upgrade services. Virtual items primarily consist of various virtual gifts. Upgrade services primarily consist of VIP rights or premium membership on our platform. Our revenues increased by 49.8% from US$42.4 million in 2018 to US$63.5 million in 2019. Our revenues increased by 99.6% from US$26.4 million in the six months ended June 30, 2019 to US$52.8 million in the six months ended June 30, 2020.

Our innovative business model focuses on users’ interactions and social networking experience on our platform. Therefore, we do not incur significant content acquisition cost, such as incentive fees to key users or costs for acquiring media content. Our user acquisition channels have been cost-effective. As a result, we are able to achieve high profitability. Our net income was US$20.2 million and US$28.9 million in 2018 and 2019, respectively, and our net margin was 47.8% and 45.6% in 2018 and 2019, respectively. Our net income more than doubled from US$11.4 million in the six months ended June 30, 2019 to US$25.2 million in the six months ended June 30, 2020, representing net margins of 43.3% and 47.8%, respectively.

General Factors Affecting Our Results of Operations

Our business and operating results are affected by general factors affecting the voice-centric social networking and entertainment industry in our target markets, particularly MENA. Such general factors include:

•	overall political, economic and social environment in MENA;

•	growth of mobile Internet usage and penetration rate in MENA;

•	changes in user preferences and mobile-based consumption, as well as our ability to adapt to such changes;

•	social networking and entertainment habits and trends in MENA, including competition among different forms of entertainment; and

•	growth and competitive landscape of the social networking and entertainment industry in MENA.

Changes in any of these general industry conditions could affect demand for our services, as well as our results of operations.

Specific Factors Affecting Our Results of Operations

While our business is influenced by general factors affecting the voice-centric social networking and entertainment industry in our target markets, particularly MENA, we believe our results of operations are more directly affected by company specific factors, including the following major factors:

Our ability to expand user base

We primarily generate revenues from users’ consumptions of virtual items and upgrade services. Our ability to expand our user base will affect the growth of our business and revenues going forward. Our average MAUs increased by 90.9% from 2.2 million in the three months ended December 31, 2018 to 4.2 million in the three months ended December 31, 2019, and increased by 387.3% from 2.6 million in the three months ended June 30, 2019 to 12.5 million in the three months ended June 30, 2020. We seek to further expand our user base by penetrating our existing markets and expanding into other underserved markets. Our ability to expand user base depends on our abilities to, among other things, deliver superior user experience, raise brand recognition, utilize cost-effective user acquisition channels and increase attractiveness and breadth of content offerings.

Our ability to offer superior user experience to enhance user engagement

User experience on our platform is critical to our ability to enhance user engagement. As a testament to users’ enjoyment of our platform, our active users on average spent approximately 4.5 hours in Yalla rooms and 1.4 hours playing casual games on Yalla Ludo every day in the second quarter of 2020, making Yalla a substantial part of their social life. We actively manage our platform to make the Yalla community more vibrant and interactive. For example, we organize online events on Yalla based on the holidays of the relevant cultures, and we organize tournaments on Yalla Ludo. We believe such online events enable us to foster a sense of community and enhance user engagement, which in turn drives users’ willingness to spend on our platform.

Our ability to monetize

Our results of operations mainly depend on our ability to monetize our user base by converting non-paying users into paying users and keeping them active. Our revenues are primarily affected by the number of paying users. We have experienced significant growth in the number of paying users from 450.9 thousand in the three months ended December 31, 2018 to 723.5 thousand in the three months ended December 31, 2019, and to 5.4 million in the three months ended June 30, 2020. Such growth was primarily due to the expansion of our user base, the superior user experience we offer, diversification of transaction scenarios on our platform and our expansion into new geographic markets.

We incentivize user spending by recognizing their generosity in the Yalla community. We have created rankings to honor users who have sent the most gifts. We will also continue to introduce new virtual items and upgrade services on our platform. We believe our massive and highly engaged user base and our leading position in the voice-centric social networking and entertainment industry in MENA will allow us to continue to strengthen our monetization capabilities.

Our ability to manage our costs and expenses

Due to our innovative business model, we have enjoyed strong unit economics and return for our shareholders. As our platform promotes users’ interactions, we do not incur significant content acquisition cost, such as incentive fees to key users or costs for acquiring media content. Our profitability will depend on our ability to continually improve cost efficiency. Selling and marketing expenses represent a significant component of our costs and expenses. We benefit from organic user acquisition through word-of-mouth referrals, and we will also continue to focus on cost-effective user acquisition channels to manage selling and marketing expenses.

Key Operating Metrics

We regularly review a number of operating metrics, including the following key operating metrics, to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions. We believe that these key operating metrics are useful to investors because they are frequently used by analysts, investors and other interested parties to evaluate companies in our industry.

The following table sets forth our average MAUs, paying users and ARPPU:

	Three Months Ended
	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020
Average MAUs (in thousands)	2,046	2,174	2,272	2,557	3,109	4,151	6,127	12,460
Yalla (in thousands)	2,046	2,173	2,250	2,428	2,716	3,286	4,016	4,835
Yalla Ludo (in thousands)	—	1	22	129	393	865	2,111	7,625
Paying users (in thousands)	417	451	547	790	510	723	1,620	5,360
Yalla (in thousands)	417	451	547	789	493	549	759	1,080
Yalla Ludo (in thousands)	—	—	0.1	1	17	174	861	4,280
ARPPU (US$)	33.4	27.8	22.2	18.0	34.8	26.6	13.0	5.9
Yalla (US$)	33.4	27.8	22.3	18.1	36.1	35.0	27.6	26.9
Yalla Ludo (US$)	—	—	0.2	0.5	0.1	0.1	0.1	0.6

Average MAUs

Average MAUs allows us to evaluate the size of user base and the level of user engagement on our platform. We calculate average MAUs in a given period by dividing (i) the sum of active users for each month of such period, by (ii) the number of months in such period. We define active users as registered users who accessed any of our mobile applications at least once during a given period.

Average MAUs of Yalla and Yalla Ludo have grown significantly since the third quarter of 2019 primarily due to our interactive community culture and large user base that have led to a strong word-of-mouth effect as well as our online marketing efforts. In particular, the increasing popularity of Yalla Ludo in our community not only contributed to the growth in Yalla Ludo’s average MAU directly but also led to its high ranking on certain major app stores’ recommendation pages in the first half of 2020, which further contributed to the rapid growth of average MAUs of Yalla Ludo. In addition, the COVID-19 outbreak has incentivized online social networking and entertainment activities, which also enhanced user engagement on our platform in the first half of 2020.

Paying Users

Paying users allow us to evaluate the monetization capabilities of our platform. We define paying users as registered users who purchased our virtual items or upgrade services using virtual currencies on our platform at least once in a given period, except for users who receive all of their virtual currencies directly or indirectly from us for free.

The number of paying users of Yalla grew by 44.3% from 547.1 thousand for the first quarter of 2019 to 789.5 thousand for the second quarter of 2019. The growth was primarily due to the expansion of our user base, diversification of transaction scenarios on our platform, as well as promotional efforts engaged in the quarter.

We adjusted our operational strategy in the third quarter of 2019 and introduced certain free features to enhance user engagement and interactions on Yalla. As a result, some of our previous paying users were able to satisfy their social networking and entertainment needs on Yalla through the free features and therefore the number of paying users of Yalla decreased by 37.6% from 789.5 thousand for the second quarter of 2019 to 492.7 thousand for the third quarter of 2019. We believe the operational adjustment was a success as it enhanced our user experience and contributed to a 11.8% increase in average MAUs of Yalla from 2.4 million for the second quarter of 2019 to 2.7 million for the third quarter of 2019. We believe that it has also brought long-term benefits to our platform, and we have experienced growths in paying users of Yalla after the third quarter of 2019. The number of paying users of Yalla grew from 549.3 thousand for the fourth quarter of 2019 to 1.1 million for the second quarter of 2020. The increase in paying users of Yalla was primarily due to optimization of user experience through improved product design and the expansion of user community.

We have experienced rapid growth in paying users of Yalla Ludo in the first half of 2020. The number of paying users of Yalla Ludo grew from 174.2 thousand for the fourth quarter of 2019 to 4.3 million for the second quarter of 2020. Such growth was primarily due to optimization of user experience through localized product design and interactive features and the expansion of user community.

ARPPU

ARPPU is a measure we adopted to better understand user behaviors and evaluate our monetization strategies. We calculate ARPPU in a given period by dividing (i) revenue for such period, by (ii) the number of paying users for such period.

We have focused on expanding our user community and encouraging more users to experience the various paid features available on our platform. As the number of paying users increases, new paying users tend to spend less than existing paying users and thereby causes the ARPPU to decrease. The ARPPU of Yalla generally followed such trend, except that there was a significant increase in the ARPPU from the second quarter to the third quarter of 2019 due to the adjustment of our operational strategy as described above. More specifically, paying users who spent relatively less in the second quarter of 2019 were more likely to use the free features we introduced in the third quarter of 2019 to satisfy their social networking and entertainment needs, and therefore the remaining paying users in the third quarter of 2019 were more likely to be relatively higher spending users, which drove up the ARPPU in the quarter.

We experienced significant decreases in Yalla’s ARPPU in the first and second quarters of 2020 mainly due to rapid expansion of Yalla community and the significant increases in Yalla’s paying users in these periods.

We have adopted a different user engagement and monetization model for Yalla Ludo, and therefore the ARPPU of Yalla Ludo has been relatively insignificant in each of the past quarters. With the rapid increase in Yalla Ludo’s average MAU and paying users, we expect Yallo Ludo to become a significant driver of our revenue growth in the future, but expect Yalla Ludo’s ARPPU to remain significantly lower than Yalla’s. The ARPPU of Yalla Ludo may also experience fluctuations from quarter to quarter due to new features and transaction scenarios we introduce from time to time as well as our marketing efforts in the relevant period.

Key Components of Our Results of Operations

Revenues

We primarily generate our revenues from users’ consumptions of virtual items and upgrade services. We operate a voice-centric social networking and entertainment platform using a revenue model whereby users can get free access to the basic functions on the platform but have the options to purchase virtual currencies. Users can spend virtual currencies to purchase virtual items or upgrade services on the platform. Virtual items primarily consist of various virtual gifts. Upgrade services primarily consist of VIP rights or premium membership on our platform.

Costs and Expenses

Cost of revenues. Our cost of revenues consists primarily of (i) commission fees paid to third party payment platforms and (ii) staff cost and expenses related to the operations of our mobile platform.

Selling and Marketing. Our selling and marketing expenses consist primarily of (i) advertising costs and market promotion expenses and (ii) staff cost, rental and depreciation related to selling and marketing functions.

General and Administrative. Our general and administrative expenses consist primarily of (i) staff cost, rental and depreciation related to general and administrative personnel, (ii) professional service fees and (iii) other corporate expenses.

Technology and Product Development. Our technology and product development expenses consist primarily of (i) staff cost and (ii) related expenses for the employees involved in designing and developing new features for our mobile platform and self-developed mobile games.

Results of Operations

The following table sets forth a summary of our consolidated results of operations, both in absolute amount and as a percentage of our total revenues, for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,				Six Months Ended June 30,
	2018		2019		2019		2020
	US$	%	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Revenues	42,371	100.0	63,465	100.0	26,430	100.0	52,758	100.0
Costs and expenses:
Cost of revenues	(13,848)	(32.7)	(20,553)	(32.4)	(9,277)	(35.1)	(17,233)	(32.7)
Selling and marketing expenses	(5,686)	(13.4)	(8,250)	(13.0)	(3,420)	(12.9)	(5,547)	(10.5)
General and administrative expenses	(1,630)	(3.8)	(4,121)	(6.5)	(1,563)	(5.9)	(2,734)	(5.2)
Technology and product development expenses	(853)	(2.0)	(1,598)	(2.5)	(722)	(2.7)	(1,888)	(3.6)

Total costs and expenses	(22,017)	(52.0)	(34,522)	(54.4)	(14,982)	(56.7)	(27,402)	(51.9)
Operating income	20,354	48.0	28,943	45.6	11,448	43.3	25,356	48.1

Interest income	145	0.3	390	0.6	170	0.6	167	0.3
Government grant	—	—	—	—	—	—	85	0.2
Investment income	6	0.0	28	0.0	6	0.0	8	0.0

Income before income taxes	20,505	48.4	29,361	46.3	11,624	44.0	25,616	48.6
Income tax expenses	(263)	(0.6)	(436)	(0.7)	(183)	(0.7)	(421)	(0.8)

Net income	20,242	47.8	28,925	45.6	11,441	43.3	25,195	47.8

Six Months Ended June 30, 2020 Compared to Six Months Ended June 30, 2019

Revenues. Our total revenues increased by 99.6% from US$26.4 million in the six months ended June 30, 2019 to US$52.8 million in the same period in 2020, which was primarily driven by an increase of paying users of Yalla, which grew from 789.5 thousand in the three months ended June 30, 2019 to 1.1 million in the same period in 2020, as well as an increase in ARPPU of Yalla, which grew from US$18.1 in the three months ended June 30, 2019 to US$26.9 in the same period in 2020. The growth in paying users and ARPPU of Yalla was primarily due to the superior user experience we offer, diversification of transaction scenarios on our platform and the expansion of user community. In addition, paying users of Yalla Ludo increased rapidly from 0.6 thousand in the three months ended June 30, 2019 to 4.3 million in the same period in 2020. The growth was primarily due to optimization of user experience through localized product design and interactive features, as well as the expansion of user community as a result of high rankings of Yalla Ludo on certain major app stores’ recommendation pages. We expect Yalla Ludo to become a significant driver of revenue growth in the future, as we continue to expand the user base of Yalla Ludo. The enhanced user engagement on our platform in the first half of 2020 was also in part due to increased online social networking and entertainment activities as a result of the COVID-19 outbreak.

Costs and expenses. Our total costs and expenses increased by 82.9% from US$15.0 million in the six months ended June 30, 2019 to US$27.4 million in the same period in 2020.

•

Cost of revenues. Our cost of revenues increased by 85.8% from US$9.3 million in the six months ended June 30, 2019 to US$17.2 million in the same period in 2020, which was in line with our revenue growth and primarily due to increases in (i) commission fees paid to third-party payment platforms and (ii) technology services and bandwidth service fees and other direct costs. Cost of revenues as a percentage of our total revenues decreased from 35.1% in the six months ended June 30, 2019 to 32.7% in the same period in 2020, primarily due to (i) a decrease in technology service fees as a percentage of cost of revenues due to economies of scale and (ii) a decrease in average commission rate for third-party payment platforms due to diversification of such platforms.

•

Selling and marketing expenses. Our selling and marketing expenses increased by 62.2% from US$3.4 million in the six months ended June 30, 2019 to US$5.5 million in the same period in 2020. The increase was primarily due to an increase in advertising and market promotion expenses as a result of our continued user acquisition efforts. Selling and marketing expenses as a percentage of our total revenues decreased from 12.9% in the six months ended June 30, 2019 to 10.5% in the same period in 2020, primarily due to organic user acquisition through word-of-mouth referrals, as well as free promotion of Yalla Ludo by certain major app stores.

•

General and administrative expenses. Our general and administrative expenses increased by 74.9% from US$1.6 million in the six months ended June 30, 2019 to US$2.7 million in the same period in 2020. The increase was primarily due to (i) an increase in salaries and benefits for our general and administrative staff, which was in turn driven by an expansion of our general and administrative staff, (ii) an increase in professional service fees and (iii) an increase in the cost for office space for our general and administrative staff. General and administrative expenses decreased as a percentage of our total revenues from 5.9% in the six months ended June 30, 2019 to 5.2% in the same period in 2020 due to economies of scale.

•

Technology and product development expenses. Our technology and product development expenses increased by 161.5% from US$0.7 million in the six months ended June 30, 2019 to US$1.9 million in the same period in 2020. The increase was primarily due to an increase in salaries and benefits for our technology and product development staff, which was in turn driven by (i) an expansion of our technology and product development staff and (ii) an increase in our investment in developing new products and services. As a result of these reasons, technology and product development expenses also increased as a percentage of our total revenues from 2.7% in the six months ended June 30, 2019 to 3.6% in the same period in 2020.

Interest income. Our interest income decreased by 2.0% from US$170.3 thousand in the six months ended June 30, 2019 to US$166.9 thousand in the same period in 2020, primarily due to a decrease in interest rates.

Government grant. We recognized government grant of US$85.3 thousand in the six months ended June 30, 2020 from the local government of Hangzhou.

Investment income. Our investment income increased by 30.6% from US$6.2 thousand in the six months ended June 30, 2019 to US$8.1 thousand in the same period in 2020, primarily due to increased utilization of wealth management products in the six months ended June 30, 2020.

Income tax expense. Our income tax expense increased by 129.8% from US$183.0 thousand in the six months ended June 30, 2019 to US$420.5 thousand in the same period in 2020. The increase was due to an increase in our taxable income.

Net income. As a result of the foregoing, our net income increased by 120.2% from US$11.4 million in the six months ended June 30, 2019 to US$25.2 million in the same period in 2020.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenues. Our total revenues increased by 49.8% from US$42.4 million in 2018 to US$63.5 million in 2019, which was primarily driven by an increase of paying users, which grew from 450.9 thousand in the three months ended December 31, 2018 to 723.5 thousand in the three months ended December 31, 2019. The growth in paying users was primarily due to the superior user experience we offer, diversification of transaction scenarios on our platform and our expansion into new geographic markets.

Costs and Expenses. Our total costs and expenses increased by 56.8% from US$22.0 million in 2018 to US$34.5 million in 2019.

•

Cost of Revenues. Our cost of revenues increased by 48.4% from US$13.8 million in 2018 to US$20.6 million in 2019, which was in line with our revenue growth and primarily due to increases in (i) commission fees paid to third-party payment platforms and (ii) staff cost and expenses related to the operations of our mobile platform. Cost of revenues as a percentage of our total revenues remained stable at 32.7% and 32.4% in 2018 and 2019, respectively.

•

Selling and marketing expenses. Our selling and marketing expenses increased by 45.1% from US$5.7 million in 2018 to US$8.3 million in 2019. The increase was primarily due to an increase in advertising and market promotion expenses as a result of our user acquisition efforts. Selling and marketing expenses as a percentage of our total revenues decreased from 13.4% in 2018 and 13.0% in 2019, primarily due to organic user acquisition through word-of-mouth referrals, as well as enhanced cost efficiency in targeted online advertising.

•

General and administrative expenses. Our general and administrative expenses increased by 152.8% from US$1.6 million in 2018 to US$4.1 million in 2019. The increase was primarily due to (i) an increase in salaries and benefits for our general and administrative staff, which was in turn driven by an expansion of our general and administrative staff, (ii) an increase in professional service fees and (iii) an increase in the cost for office space for our general and administrative staff. As a result of these reasons, our general and administrative expenses also increased as a percentage of our total revenues from 3.8% in 2018 to 6.5% in 2019.

•

Technology and product development expenses. Our technology and product development expenses increased by 87.3% from US$0.9 million in 2018 to US$1.6 million in 2019. The increase was primarily due to an increase in salaries and benefits for our technology and product development staff, which was in turn driven by (i) an expansion of our technology and product development staff and (ii) an increase in average compensation for technology and product development staff. As a result of these reasons, technology and product development expenses also increased as a percentage of our total revenues from 2.0% in 2018 to 2.5% in 2019.

Interest income. Our interest income increased by 169.8% from US$144.6 thousand in 2018 to US$390.2 thousand in 2019, primarily due to an increase in bank deposits.

Investment income. Our investment income increased by 384.2% from US$5.7 thousand in 2018 to US$27.6 thousand in 2019, primarily due to increased purchase of wealth management products in 2019.

Income tax expense. Our income tax expense increased by 65.5% from US$263.4 thousand in 2018 to US$435.8 thousand in 2019. The increase was due to an increase in our taxable income, as well as an increase in effective income tax rate from 1.3% in 2018 to 1.5% in 2019.

Net income. As a result of the foregoing, our net income increased by 42.9% from US$20.2 million in 2018 to US$28.9 million in 2019.

Selected Quarterly Results of Operations

The following table sets forth our historical unaudited consolidated selected quarterly results of operations for the periods indicated.

	For the Three Months Ended
	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020
	(in US$ thousands)
Revenues	13,932	12,524	12,173	14,257	17,763	19,271	21,075	31,683
Costs and expenses:
Cost of revenues	(4,222)	(4,445)	(4,840)	(4,439)	(5,433)	(5,843)	(6,812)	(10,422)
Selling and marketing expenses	(2,124)	(1,749)	(1,487)	(1,932)	(1,750)	(3,080)	(2,824)	(2,724)
General and administrative expenses	(420)	(462)	(631)	(932)	(998)	(1,560)	(1,341)	(1,392)
Technology and product development expenses	(275)	(358)	(348)	(374)	(435)	(440)	(851)	(1,037)
Total costs and expenses	(7,041)	(7,014)	(7,306)	(7,677)	(8,616)	(10,923)	(11,828)	(15,575)
Operating income	6,891	5,510	4,867	6,580	9,147	8,348	9,247	16,108
Interest income	66	57	91	80	154	65	90	77
Government grant	—	—	—	—	—	—	85	—
Investment income	2	—	—	6	13	9	3	5
Income before income taxes	6,959	5,567	4,958	6,666	9,314	8,422	9,425	16,190
Income tax expenses	(87)	(97)	(83)	(100)	(120)	(133)	(185)	(235)
Net income	6,872	5,470	4,875	6,566	9,194	8,289	9,240	15,955

Our revenues generally increased over the periods presented, which was primarily driven by the growth of paying users of our platform. Our cost of revenues generally followed our revenue trends. Changes in our selling and marketing expenses were driven by our marketing strategies. We have experienced increases in general and administrative expenses and technology and product development expenses as our business expanded.

Liquidity and Capital Resources

Our primary sources of liquidity have been issuance of preferred equity securities and cash provided by operating activities, which have historically been sufficient to meet our working capital and capital expenditure requirements.

In 2018 and 2019, net cash provided by operating activities was US$23.4 million and US$31.3 million, respectively. In the six months ended June 30, 2020, net cash provided by operating activities was US$19.7 million.

As of June 30, 2020, we had cash and cash equivalents of US$58.5 million, as compared to cash and cash equivalents of US$45.3 million as of December 31, 2019.

We believe that our existing cash and cash equivalents and anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business condition or other developments, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,		For the Six Months Ended June 30,
	2018	2019	2019	2020
	(US$ in thousands)
Net cash provided by operating activities	23,378	31,281	13,483	19,701
Net cash provided by/(used in) investing activities	(1,905)	(2,833)	25	3,363
Net cash used in financing activities	(6,369)	(200)	—	(9,831)
Effect of foreign currency exchange rate changes on cash and cash equivalents	8	38	44	4

Net increase in cash and cash equivalents	15,112	28,286	13,552	13,237

Cash and cash equivalents at the beginning of the year	1,905	17,017	17,017	45,303

Cash and cash equivalents at the end of the year	17,017	45,303	30,569	58,540

Operating Activities

Net cash provided by operating activities was US$19.7 million in the six months ended June 30, 2020, primarily due to net income of US$25.2 million, adjusted for the effects of changes in working capital. Changes in working capital primarily consisted of an increase in prepayments and other current assets of US$11.4 million due to an increase in receivables from third-party payment platforms, which were partially offset by (i) an increase in deferred revenue of US$3.0 million due to the growth of our business and (ii) an increase in accrued expenses and other current liabilities of US$2.8 million mainly due to an increase in accrued salaries for employees as a result of the increase in the number of employees.

Net cash provided by operating activities was US$31.3 million in 2019, primarily due to net income of US$28.9 million, adjusted for the effects of changes in working capital. Changes in working capital primarily consisted of (i) an increase in deferred revenue of US$2.6 million due to the growth of our business and (ii) an increase in accrued expenses and other current liabilities of US$1.0 million mainly due to an increase in accrued salaries for employees as a result of the increase in number of employees and increased salaries, which were partially offset by an increase in prepayments and other current assets of US$1.6 million, primarily due to an increase in receivables from third-party payment platforms.

Net cash provided by operating activities was US$23.4 million in 2018, primarily due to net income of US$20.2 million, adjusted for the effects of changes in working capital and other activities. Changes in working capital primarily consisted of an increase in deferred revenue of US$2.5 million due to the growth of our business.

Investing Activities

Net cash provided by investing activities was US$3.4 million in the six months ended June 30, 2020, which was primarily attributable to (i) proceeds from maturity of term deposits of US$2.7 million and (ii) proceeds from sales of short-term investments of US$2.4 million, which was partially offset by purchases of short-term investments of US$1.5 million.

Net cash used in investing activities was US$2.8 million in 2019, which was primarily attributable to (i) purchase of term deposits of US$7.7 million and (ii) purchase of short-term investments of US$5.9 million, which was partially offset by (i) proceeds from maturity of term deposits of US$6.3 million and (ii) proceeds from maturity of short-term investments of US$5.0 million.

Net cash used in investing activities was US$1.9 million in 2018, which was primarily attributable to (i) purchase of term deposit of US$2.9 million and (ii) purchases of short-term investments of US$2.0 million, which was partially offset by (i) proceeds from maturity of short-term investments of US$1.7 million and (ii) proceeds from maturity of term deposits of US$1.5 million.

Financing Activities

Net cash used in financing activities was US$9.8 million in the six months ended June 30, 2020, which was attributable to (i) payment of dividends of US$9.0 million and (ii) expenses related to our initial public offering of US$0.8 million.

Net cash used in financing activities was US$0.2 million in 2019, which was attributable to expenses related to our initial public offering.

Net cash used in financing activities was US$6.4 million in 2018, which was primarily attributable to (i) loans to shareholders of FYXTech BVI of US$10.3 million and (ii) cash distributed to the shareholders of FYXTech BVI and Shenzhen Yale of US$7.6 million and the repurchase of preferred shares of US$7.6 million, both in connection with the Reorganization described in “Our History and Corporate Structure,” which was partially offset by proceeds from issuance of series A redeemable convertible preferred shares of US$20.0 million.

Capital Expenditures

We made capital expenditures of US$0.2 million, US$0.4 million and US$0.3 million in 2018, 2019 and the six months ended June 30, 2020, respectively. Our capital expenditures were mainly used for purchases of property and equipment. We will continue to make capital expenditures to meet the expected growth of our business.

Commitments

The following table sets forth our contractual obligations as of June 30, 2020:

	Payment due by period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
	(US$ in thousands)
Operating lease commitments	799	691	108	—	—

Off-balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or technology and product development services with us.

Holding Company Structure

Yalla Group Limited is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries in the UAE and China, and all of users’ payments for virtual currencies are collected by Yalla UAE, our subsidiary in the UAE. As a result, Yalla Group Limited’s ability to pay dividends depends upon dividends paid by our UAE subsidiary. As a matter of the laws regulating the subsidiary in the UAE, the subsidiary can pay dividends only to the extent it has profits available for the purpose after deducting the statutory reserve required by the local laws. A company’s profits available for distribution are its accumulated, realized profits, so far as not previously utilized by distribution or capitalization, less its accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital duly made.

Inflation

Since inception, inflation in the UAE and China has not materially affected our results of operations. According to the UAE Federal Competitiveness and Statistics Authority, the year-over-year percent changes in the consumer price index for December 2018 and December 2019 was an increase of 0.3% and a decrease of 1.4% respectively. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018 and December 2019 were increases of 2.1% and 4.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if the UAE or China experiences higher rates of inflation in the future.

Quantitative and Qualitative Disclosures about Market Risks

Foreign Exchange Risk

All of our revenues are denominated in U.S. dollars, and a significant portion of our expenses are denominated in AED or Renminbi. The functional currency of our company and our subsidiaries incorporated in the UAE, Hong Kong and the British Virgin Islands is the U.S. dollar. The functional currency of our subsidiaries in the PRC is the Renminbi. We use U.S. dollars as our reporting currency. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currency are translated into the functional currency using the applicable exchange rate at the balance sheet date. The resulted exchange differences are recorded in general and administrative expenses in the consolidated statements of operations data. We recorded foreign currency translation adjustment of US$49.8 thousand, US$25.4 thousand and US$23.4 thousand in 2018, 2019 and the six months ended June 30, 2020, respectively.

We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs could be affected by the exchange rate between the U.S. dollar and the AED and the exchange rate between the U.S. dollar and the Renminbi.

The AED has been pegged to the US dollar at 3.6725 AEDs per U.S. dollar since November 1997. However, there can be no assurance that the AED will not be de-pegged or that the existing peg will not be adjusted in the future.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion.

Interest Rate Risk

We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rate in the future.

After the completion of this offering, we may invest the net proceeds we receive from the offering in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Taxation

Cayman Islands

We are an exempted company incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to tax based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. In addition, upon payment of dividends by us to our shareholders, no Cayman Islands withholding tax will be imposed.

UAE

Under the current laws of the UAE, our subsidiary in the UAE is not subject to tax based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. In addition, upon payment of dividends by us to our shareholders, no UAE withholding tax will be imposed.

Hong Kong

Our subsidiary incorporated in Hong Kong is subject to Hong Kong profit tax at a rate of 16.5%. A two-tiered profits tax rates regime was introduced in 2018 where the first HK$2 million of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%), whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. No Hong Kong profit tax has been levied as we did not have assessable profit that was earned in or derived from the Hong Kong subsidiary during the periods presented. Hong Kong does not impose a withholding tax on dividends.

China

Generally, our subsidiaries in China are subject to enterprise income tax on their taxable income in China at a rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

Any dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and receives approval from the relevant tax authority, in which case the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%.

Critical Accounting Policies, Judgments and Estimates

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this prospectus. When reviewing our consolidated financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Revenue Recognition

We generate the revenue primarily from our voice-centric social networking and entertainment platform for group chatting. We have the sole discretion in designing the specifications and establishing pricing of virtual items and upgrade service. Individual user purchases virtual items and upgrade service using our virtual currency which is in turn acquired through third party payment platforms. Virtual currency is non-refundable and does not have expiration date. Proceeds received from users’ recharging of virtual currency are recorded as deferred revenue.

We recognize revenue relating to virtual items at the point-in-time when the virtual item is consumed. Upgrade service primarily consists of VIP rights or premium membership in Yalla rooms over a specified limited period or the period the users are registered on the platform. Revenues for the upgrade service with limited period are recognized ratably over the period the service is made available to the users. Revenues from the upgrade service without any time limits are recognized ratably over the estimated period of the relevant user groups. The estimated period is determined based on the expected service period derived from historical users’ behavioral pattern. This estimate is re-assessed on a quarterly basis. Adjustments arising from the changes of estimated period of the users are applied prospectively as such changes are resulted from new information indicating a change in the users’ behavior.

Deferred revenue (a contract liability) is recognized when we have an obligation to transfer services to a customer for which we have received consideration related to our voice-centric social networking service from the customer.

Share-based Compensation and Valuation of Our Ordinary Shares

We periodically grant share-based awards, mainly including share options to eligible employees and managements, which are subject to service and performance conditions.

We recognize compensation cost for an equity classified award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award, provided that the cumulative amount of compensation cost recognized at any date at least equals the portion of the grant date fair value of such award that is vested at that date. For equity awards that contain both a service condition and a performance condition, we recognize compensation cost on a tranche-by-tranche basis, and when we consider that it is probable that the performance condition will be achieved. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards is reversed.

The fair value of the options granted is estimated on the date of grant using the binomial option pricing model with the following key assumptions used:

	Year Ended December 31,		Six Months Ended June 30, 2020
	2018	2019
Risk-free rate of return (per annum)	2.9%	1.9%-2.0%	0.7%
Volatility	57.10%	55%-56.2%	56.6%
Expected dividend yield	0%	0%	0%
Exercise multiple	2.2	2.2-2.8	2.2-2.8
Fair value of underlying ordinary share	0.35	3.02-3.94	5.12
Expected term	10	10	10

The estimated fair values of the underlying ordinary shares at the grant date was estimated by management with the assistance of an independent valuation firm. We first determined our enterprise value by using income approach, which required the estimation of future cash flows, and the application of an appropriate discount rate with reference to comparable listed companies engaged in the similar industry to convert such future cash flows to a single present value, and then allocated the enterprise value between the ordinary shares and preferred shares. The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of our options. The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in U.S. dollars for a term consistent with the expected term of our options in effect at the option valuation date. The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. As we did not have sufficient information of past employee exercise history, it was estimated by referencing to a widely-accepted academic research publication. Expected dividend yield is zero as we do not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the option.

Determining the fair value of the share options required us to make complex and subjective judgments, assumptions and estimates, which involved inherent uncertainty. Had we used different assumptions and estimates, the resulting fair value of the share options and the resulting share-based compensation expenses could have been different.

Valuations of our ordinary shares were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants’ Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, and with the assistance of an independent valuation firm from time to time. The assumptions we use in the valuation model are based on future expectations combined with management judgment, with inputs of numerous objective and subjective factors, to determine the fair value of our ordinary shares, including the following factors:

•	our operating and financial performance;

•	current business conditions and projections;

•	our stage of development;

•	the prices, rights, preferences and privileges of our convertible preferred shares relative to our ordinary shares;

•	the likelihood of occurrence of liquidity event and redemption event;

•	any adjustment necessary to recognize a lack of marketability for our ordinary shares; and

•	the market performance of industry peers.

In order to determine the fair value of our ordinary shares underlying each share-based award grant, we first determined our business entity value, or BEV, and then allocated the BEV to each element of our capital structure (convertible redeemable preferred shares and ordinary shares) using an option pricing method. In our case, three scenarios were assumed, namely: (i) the liquidation scenario, in which the option pricing method was adopted to allocate the value between convertible preferred shares and ordinary shares, and (ii) the redemption scenario, in which the option pricing method was adopted to allocate the value between convertible preferred shares and ordinary shares, and (iii) the mandatory conversion scenario, in which equity value was allocated to convertible preferred shares and ordinary shares on an as-if converted basis. Increasing probability was assigned to the mandatory conversion scenario during 2018 and 2019 in light of preparations for our initial public offering.

In determining the fair value of our BEV, we applied the income approach/discounted cash flow, or DCF, analysis based on our projected cash flow using management’s best estimate as of the valuation date. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

Assumptions and estimates will not be necessary to determine the fair value of our ordinary shares upon the listing of our ADSs on the NYSE.

Since the share options have both a service condition and a performance condition on the completion of an initial public offering, no compensation expense relating to the options was recorded for the years ended December 31, 2018 and 2019, because an initial public offering was not deemed probable. We will recognize compensation expenses relating to options vested cumulatively upon the completion of this offering. As of June 30, 2020, the total unrecognized compensation expense associated with share options amounted to US$137.5 million, of which US$32.2 million was based on the degree of service period that had been completed as of June 30, 2020.

Internal Control Over Financial Reporting

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control and procedures over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in the course of preparing and auditing our consolidated financial statements for the years ended December 31, 2018 and 2019, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2019. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weakness that has been identified relates to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues, and related presentation and disclosure in accordance with U.S. GAAP and SEC financial reporting requirements. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting. We and they are required to do so only after we become a public company. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

To remedy our identified material weakness subsequent to December 31, 2019, we have started adopting measures to improve our internal control over financial reporting, including, among others: (i) hiring additional competent accounting staff with appropriate knowledge and experience of U.S. GAAP and SEC financial reporting requirements and strengthening period-end financial reporting controls and procedures, (ii) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with U.S. GAAP and SEC reporting requirements, and (iii) organizing regular training for our accounting staffs, especially training related to U.S. GAAP and SEC reporting requirements.

However, we cannot assure you that we will remediate our material weakness in a timely manner. See “Risk Factors—Risks Relating to Our Business and Industry—If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

As a company with less than US$1,070,000,000 in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, related to the assessment of the effectiveness of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We will take advantage of the extended transition period.

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Updates (“ASU”) No. 2016-02, Leases (Topic 842) (“ASU 2016-02”). ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 was further amended in November 2019 by ASU 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842), which deferred the effective date of new lease standard. As a result, Accounting Standards Codification (“ASC”) 842, Leases, is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2018. For all other entities, it is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. Early adoption is permitted. As we are an “emerging growth company” and elect to apply for the new and revised accounting standards at the effective date for a private company, we will adopt the new standard on January 1, 2021. We are currently evaluating the impact of adopting this standard on our consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments.” The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. ASU 2016-13 was further amended in November 2019 by ASU 2019-10. As a result, ASC326, Financial Instruments—Credit Losses is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2019. For all other entities it is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years.

As we are an “emerging growth company” and elect to apply for the new and revised accounting standards at the effective date for a private company, we will adopt the new standard on January 1, 2023. We are currently evaluating the impact of adopting this standard on our consolidated financial statements.

On August 6, 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230)—Classification of Certain Cash Receipts and Payments. The ASU provides guidance on the classification of certain cash receipts and payments including debt prepayment or debt issuance costs and cash payments for contingent considerations. The ASU also provides clarification on the application of the predominance principle outlined in ASC230. The effective date for public entities will be annual periods beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. We adopted this ASU beginning January 1, 2018. The adoption of this ASU does not have any impact on our consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 modifies certain disclosure requirements on fair value measurements, including (i) clarifying narrative disclosure regarding measurement uncertainty from the use of unobservable inputs, if those inputs reasonably could have been different as of the reporting date, (ii) adding certain quantitative disclosures, including (a) changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and (b) the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and (iii) removing certain fair value measurement disclosure requirements, including (a) the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, (b) the policy for timing of transfers between levels of the fair value hierarchy and (c) the valuation processes for Level 3 fair value measurements. The amendments in ASU 2018-13 are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, we will adopt the new standard on January 1, 2020. We are currently evaluating the effect of the disclosure requirements of ASU 2018-13 will have on our consolidated financial statements and do not expect the impact to be material.

INDUSTRY OVERVIEW

Overview of Online Social Networking and Entertainment Market in MENA

Measured by user base, online social networking and entertainment applications are among the most popular type of mobile applications in the world. In 2019, there were 3.8 billion users of online social networking and entertainment applications globally, which corresponded to a penetration rate of 49.5% based on the global population. In other words, close to half of the global population are on social networking and entertainment platforms. Online social networking and entertainment applications are also highly popular in MENA, with 137.0 million users in 2019 and a penetration rate of 55.5% based on the regional population, which is comparable to online social networking and entertainment penetration rates in many developed countries and regions. In particular, Qatar, the UAE, Bahrain, Kuwait and Saudi Arabia are among the countries with the highest online social networking and entertainment penetration rates in MENA, at 92.0%, 91.9%, 83.2%, 73.0% and 68.1% in 2019, respectively. In addition, penetration rates for several well-known global online social networking and entertainment applications in Saudi Arabia and the UAE were among the highest in the world in 2019.

The table below sets forth the online social networking and entertainment penetration rate (in percentage) in selected countries and regions in 2019:

	MENA Countries
MENA Average	Qatar	UAE	Bahrain	Kuwait	Saudi Arabia	Jordan	Algeria	Oman	Morocco	Egypt	Global Average	US	Europe	SEA(1)	China
55.5	92.0	91.9	83.2	73.0	68.1	67.0	54.0	51.0	48.3	41.2	49.5	76.7	74.8	63.0	64.0

Source: Frost & Sullivan Report

(1)	“SEA” refers to Southeast Asia.

The online social networking and entertainment market size, as measured by revenue, in MENA grew from US$1,439.2 million in 2015 to US$5.8 billion in 2019, representing a CAGR of 41.9%, and is estimated to reach US$13.5 billion in 2024, representing a CAGR of 18.3% from 2019 to 2024, as illustrated below:

(US$ in Million, except percentages)

Source: Frost & Sullivan Report

The user base of the online social networking and entertainment market in MENA reached 137.0 million in 2019 and is expected to reach 197.0 million in 2024, representing a CAGR of 7.5%, as set forth below:

Year	2015	2016	2017	2018	2019	2020E	2021E	2022E	2023E	2024E
User Base (in million)	85.5	101.5	115.4	128.1	137.0	146.6	156.5	166.4	177.0	197.0

Source: Frost & Sullivan Report

Online Social Networking and Entertainment Market Supported by Strong Fundamentals in MENA

Developed Mobile Internet Infrastructure

The total number of mobile Internet subscribers in MENA was 206.4 million in 2019, which corresponded to a mobile Internet penetration rate of 83.6%. Mobile Internet penetration rate is calculated by dividing (i) the number of mobile Internet subscribers in a country or region by (ii) total population in the same country or region. In addition, six out of the 10 MENA countries had a mobile penetration rate above 100% in 2019. The mobile Internet penetration rate in MENA is expected to remain high due to the proliferation of mobile devices, expansion of 4G coverage, introduction of 5G service, growth in per capita income and continued urbanization.

The table below sets forth the mobile Internet penetration rate (in percentage) in the selected countries and regions in 2019:

	Selected MENA countries with over 100% mobile Internet penetration rate
MENA Average	UAE	Kuwait	Qatar	Bahrain	Oman	Saudi Arabia	Global Average	US	Europe	SEA	China
83.6	168.3	166.0	132.2	116.1	114.5	103.4	83.0	150.4	116.2	114.2	97.4

Source: Frost & Sullivan Report

Young and Tech-savvy Population

With a median age of 29.8 for the overall population in 2019, MENA has a younger population and mobile internet user base compared to the global average as well as many other countries and regions in the world. Younger populations are more immersed in online and social activities in their daily life, making them more receptive and enthusiastic of online social networking and entertainment activities.

The table below sets forth the median age in selected countries and regions in 2019:

	MENA Average	Global Average	US	Europe	SEA	China
Median Age (in year)	29.8	31.5	38.5	38.9	31.8	38.4

Source: Frost & Sullivan Report

Lack of Offline Social Networking and Entertainment Options Motivates Users to Search for Online Alternatives

People in MENA have relatively limited offline social networking and entertainment options. Leisurely social gatherings among family members and friends are the main traditional social networking and entertainment activities in this region. By replicating such offline social interactions online, social networking and entertainment applications have made it easier for users to continue their social networking and entertainment activities anywhere and anytime. Due to the lack of offline social networking and entertainment options, the average amount of time spent on online social networking and entertainment applications by active users in MENA is substantially longer compared to many other countries and regions.

The table below sets forth the average daily time spent by active online social networking and entertainment users in selected countries and regions in 2019:

	MENA Average	UAE	Saudi Arabia	Bahrain	Qatar	Kuwait	Global Average	US	SEA	China
Average Daily Time Spent by Active Social Networking Users (in minutes)	230.0	254.0	276.0	242.0	231.0	226.0	194.0	175.5	255.0	215.0

Source: Frost & Sullivan Report

Voice-centric Online Social Networking and Entertainment Market in MENA

Voice-centric online social networking and entertainment platforms refer to platforms that primarily facilitate voice-based interactions among users. These platforms typically facilitate online voice-based chatting among users or voice live streaming.

The voice-centric online social networking and entertainment market is a fast-growing industry in MENA. It is the more natural and sustainable form of social interaction compared to other forms, such as text, pictures and videos, because of the following reasons:

•

Lifestyle and cultural fit. Leisurely chatting is one of the most common and popular offline social networking and entertainment activities in MENA and is deeply rooted in the local lifestyle and tradition. In particular, participation in majlis, which is the name given to any “gathering place” where family members and friends gather to discuss local topics, has remained highly popular in MENA for centuries. As such, online voice-centric social networking and entertainment platforms, especially those offering leisurely group chatting, do not need to invest a substantial amount of time and capital to develop user habits for their services.

•

Convenience. Voice is the most natural and common form of human interaction. As a result, it requires minimal time for people to adapt to a voice-based mobile application. Moreover, voice-based interactions can be carried out anytime and anywhere, even when people are multi-tasking, which allows a user to spend a longer period of time on a voice-centric platform.

•

Accessibility. Voice-based interaction eliminates some personal hurdles for users to participate in online interaction, as many users are not comfortable with video chatting for cultural or social reasons or privacy concerns, making social networking and entertainment more accessible and acceptable by users in MENA.

In addition, voice-centric platforms typically incur significantly less bandwidth costs compared to video-based platforms. As such, voice-centric platforms are economically more attractive for platform operators, which ultimately also benefit users.

Key Growth Drivers of Online Voice-centric Social Networking and Entertainment Market in MENA

Content generated by user interactions fosters strong network effects. Voice-centric online social networking and entertainment applications, especially group chatting-based applications, are designed for real-time social interactions among users. Content on such applications is generated through user engagement. With growing user interactions, content become more diversified and personalized, which in turn attracts more users to participate and results in further interactions and content creation.

Imbalance between the supply of, and demand for, social networking and entertainment options. The popularity of online social networking and entertainment in MENA is expected to grow, given that voice-centric online social and entertainment platforms (i) fits the lifestyle and traditional social networking and entertainment habits of the local population, (ii) enables interactions with a wider group of users, and (iii) enables users to access anytime and anywhere. However, the number of applications available to users in MENA is relatively limited. In 2019, out of the top 50 mobile games globally as measured by gross billing and top 20 online mobile social networking platforms globally as measured by MAU, only 28.0% and 65.0% had Arabic versions, respectively, whereas a majority of these mobile games and social networking platforms have English versions, and 96% of the top 50 mobile games and 90% of the top 20 social networking platforms have Chinese versions. In addition, very few online social networking and entertainment platforms have localized their Arabic user interfaces based on MENA culture. As a result, the demand for online social networking and entertainment services from MENA is significantly underserved. Active online social networking and entertainment users in MENA on average downloaded social networking and entertainment applications 3.4 times in 2019, below the numbers in the United States, Europe, Southeast Asia and China at 6.2, 4.0, 4.3 and 13.8 times respectively. The imbalance is further exacerbated by the lack of offline social networking and entertainment options in MENA, as a result of a scarcity of night life venues due to alcohol restrictions, more than 200 days of exceptional heat in the region in a year and cultural considerations. The table below sets forth a comparison on availability of selected offline social networking and entertainment options across countries and regions:

	As of December 31, 2019
	MENA	US	Europe	SEA	China
Number of Cinema / million population	7.3	134.5	57.9	9.8	42.9
Retail Space (sq.ft) per population	3.2	23.5	12.9	2.8	5.3

As such, there is significant growth potential for the online social networking and entertainment market in MENA, as more online social networking and entertainment applications become available to MENA’s users.

Strong growth potentials for mobile Internet across the large and young population in MENA. Although six out of the 10 MENA countries have reached a mobile Internet penetration rate of greater than 100%, countries like Morocco, Jordan, Algeria and Egypt still have significant room for growth, with mobile Internet penetration rates at 80.0%, 64.0%, 73.7% and 68.0%, respectively, in 2019. In addition, MENA had a population of 247.0 million in 2019, which is expected to grow at a CAGR of 2.0% between 2019 and 2024. The expected population growth in MENA is significantly faster compared to those in other countries and regions, including the United States at 0.5%, Europe at 0.1%, Southeast Asia at 1.0% and China at 0.2% over the same time period.

Opportunity to Combine with Other Online Social Networking and Entertainment Activities in MENA

A key feature of online voice-centric social networking and entertainment platform is voice-based interactions among users. This popular feature can be combined with other online social networking and entertainment activities to further enhance user experience.

There are significant market opportunities in the combination of online voice-centric social network and entertainment and online games, in particular online casual games, such as popular card and board games. Such games are already known to or can be easily learned by mobile Internet users. A product that offers such combination benefits from a more balanced audience mix in terms of age and gender. This approach is also particularly relevant to the MENA market, given casual games often come hand-in-hand with leisure chatting, as casual games function as an icebreaker that facilitates social interactions among users.

The chart below sets forth the size of online casual game market in MENA as measured by revenue from 2015 to 2024:

(US$ in Million, except percentages)

Source:	Frost & Sullivan Report

As the social networking and entertainment platforms incorporate new content and product offerings, they will be able to capitalize on the additional users and monetization opportunities presented by these new content and product offerings.

Opportunity for Online Social Networking and Entertainment Platforms Outside of MENA

With the evolution of Internet technology, online social networking and entertainment platforms have continued to improve user experience and offer new formats that are more interactive and entertaining. As a result, the demand for online social networking and entertainment has continued to rise globally. The global online social networking and entertainment user base has grown at a CAGR of 13.4% from 2.3 billion users in 2015 to 3.8 billion users in 2019, and is expected to reach 5.3 billion users in 2024, representing a CAGR of 6.7% from 2019 to 2024.

As part of the social networking and entertainment experience, voice-based interactions are one of the most widely accepted, traditional and natural forms of social networking among human beings. Hence, there is a need for voice-centric online social networking and entertainment applications across all cultures and regions. The global voice-centric online social networking and entertainment user base has grown at a CAGR of 24.3% from 422.0 million users in 2015 to 1,005.9 million users in 2019, and is expected to reach 2,080.1 million users in 2024, representing a CAGR of 15.6% from 2019 to 2024.

In particular, countries with cultures and social networking and entertainment activities that are similar to MENA, such as Turkey, Indonesia, India and Pakistan, present favorable market opportunities for voice-centric online social networking and entertainment platforms. In these countries, a platform must maintain a fine balance between social interaction, cultural fit and privacy in order to achieve success. Moreover, regions such as Latin America, which has a strong cultural emphasis on social networking and entertainment as well as a large population, also present opportunities for social networking and entertainment platforms to grow. The online social networking and entertainment penetration rate in Latin America was relatively low at 64.0% in 2019, indicating significant room for growth.

The diagram below illustrates the user base of global online social networking and entertainment market by interaction format:

Source:	Frost & Sullivan Report

The diagram below illustrates the user base of the global online social networking and entertainment market in selected regions and countries in 2015, 2019 and 2024:

Source:	Frost & Sullivan Report
(1)	Including India, Pakistan, Turkey and Indenesia.

BUSINESS

Mission

We aspire to build the most popular destination for online social networking and entertainment activities in MENA.

Overview

A Community Built on Voice

Voice connects us to our fellow humans.

Voice is unique, like a person’s signature, instantly recognizable by friends.

Voice is fun, stories, songs, jokes and gossips are among the oldest, as well as the most popular, forms of entertainment.

Voice is spontaneous, no need to look for a pen or a keyboard, just open the mouth.

Voice is powerful, it is an effective medium to convey ideas and emotions.

Voice is charming, few things are as beautiful as a loved one’s voice.

Social gatherings for group chatting and other casual entertainment have been a long-standing tradition in MENA. A common example is majlis, a gathering event of friends and neighbors to socialize, exchange gifts and play casual games. Majlis is deeply ingrained in the cultures of many countries in MENA and has remained popular for centuries. Since the founding of our business, we have been helping the local people in MENA to bring their traditions online and continue their social enjoyment in the mobile Internet era. Our products mirror what people enjoy doing in majlis, cafés and other offline leisure and entertainment settings and make social interactions more convenient. Leveraging our cultural insights, we identified voice chats to be uniquely suitable for online social networking and entertainment in MENA and pioneered the development of a voice-centric mobile social networking and entertainment platform in the region.

Today, we are the largest voice-centric social networking and entertainment platform in MENA as measured by revenue in 2019, according to the Frost & Sullivan Report. We have built a large and vibrant Yalla community. In the second quarter of 2020, approximately 12.5 million users visited our platform on average each month; they spent a total of 309.5 million hours in Yalla rooms and played a total of 407.2 million rounds of casual games on Yalla Ludo. The number of paying users on our platform was 5.4 million in the second quarter of 2020. On average, active users of Yalla and Yalla Ludo spent approximately 4.5 hours and 1.4 hours on our platform every day in the second quarter of 2020, respectively.

A Market Full of Opportunities

Comprised of 10 countries and with a total population of 247.0 million as of December 31, 2019, MENA is a predominantly Arabic-speaking region with a very unique culture. The region encompasses some of the more affluent countries in the world in terms of nominal GDP per capita, including Qatar, the UAE, Kuwait and Saudi Arabia, with nominal GDP per capita in 2019 at US$66,060, US$39,806, US$28,664 and US$23,187, respectively, compared to the global average at US$11,319 in 2019, according to the Frost & Sullivan Report. Given MENA’s stable economic development with relatively high nominal GDP per capita, high mobile Internet penetration rate and high standard of social welfare, especially in the Gulf countries, people in MENA generally favor a more balanced lifestyle, thus creating a positive environment for online social networking and entertainment market.

The MENA online social networking and entertainment landscape is characterized by favorable macroeconomic and demographic conditions, as illustrated by the following figures:

Stable Economic Development	Young Population	Stable Population Growth	High Mobile Internet Penetration
3.3% Expected Nominal GDP CAGR from 2019 to 2024	29.8 Median Age (years) in 2019	2.0% Expected Population CAGR from 2019 to 2024	104.8%(1) Mobile Internet Penetration Rate Expected by 2024

Source: the Frost & Sullivan Report

(1)	Mobile Internet penetrate rate in MENA was 83.6% in 2019.

There also exists a significant imbalance between the supply of, and demand for, online social networking and entertainment options in MENA. In 2019, there were 137.0 million active online social networking and entertainment users in MENA with an average daily time spent of 230 minutes per user, substantially longer than many other countries and regions. However, the availability of Arabic online social networking and entertainment applications is limited, according to the Frost & Sullivan Report. In addition, very few online social networking and entertainment platforms have localized their Arabic user interfaces based on MENA culture. As such, the demand for online social networking and entertainment services from MENA is significantly underserved. Active online social networking and entertainment users in MENA only downloaded social networking and entertainment applications 3.4 times in 2019, below the numbers in the United States, Europe, Southeast Asia and China at 6.2, 4.0, 4.3 and 13.8 times, respectively. There is significant growth potential for the online social networking and entertainment market in MENA, as more online social networking and entertainment applications become available to users in the region.

The opportunity in online social networking and entertainment is further amplified by the relatively limited offline social networking and entertainment options in MENA as a result of local cultures and customs. Leisurely social gatherings among family members and friends are the main traditional social networking and entertainment activities in this region. By bringing such offline social interactions online, social networking and entertainment applications have made it easier for users to continue their social networking and entertainment activities anywhere and anytime.

As MENA becomes more affluent and experiences further mobile Internet penetration, and the size of the tech-savvy young generation grows, we believe the demand for online social networking and entertainment will continue to increase in this region. Moreover, as options for both online and offline social networking and entertainment are limited in MENA, its mobile users’ desire for online social networking and entertainment is still relatively overlooked compared to other countries and regions. As a result, we believe MENA is an attractive market for online social networking and entertainment, as the market is currently underserved and has not reached its full potential.

Why Users Love Us

We believe “Yalla” has become synonymous with fun and enjoyable mobile social experience in MENA. Users love our platform for the following reasons:

•	Superior Social Experience

We provide a mobile platform for users to enjoy superior social experience online. Our mobile applications were inspired by offline social leisure activities in MENA. We bring such activities to the mobile Internet to make them more convenient. Our flagship mobile application, Yalla, primarily features Yalla rooms, which may be viewed as the online version of majlis or cafés, where people spend their leisure time in casual chats. On the other hand, Yalla Ludo resembles a family living room where family members and friends play simple board games that are highly popular in MENA, such as Ludo and Domino. We carefully preserve the traditional features and tastes of these popular games so that our users can easily apply their offline experience to our mobile platform.

Leisure is a mentally beneficial experience, and we believe that leisure activities should be done for their own sake. Our users gather on our platform for a relaxing social leisure experience. Whether their time is spent on an hour of casual chatting or a few rounds of casual games, social interactions and companionships are what our users cherish. We aim to provide our users with a pure social leisure experience. While our users may receive virtual gifts and accumulate virtual currencies on our platform, none of the virtual gifts and virtual currencies are convertible into real money under any circumstance and our users are unable to sell such virtual items to other users through our platform. Instead, users send virtual gifts to express their appreciation of contributions by other users or gain recognition within the community.

•	Localized Appeal

We have developed the leading social networking and entertainment platform tailored to the local cultures of our target markets, particularly MENA. We believe localizing is much more than using the local language in user interfaces. Leveraging our insights into MENA culture and local user preferences, we infuse our user interfaces with local cultural elements. For non-English versions of Yalla, we update the user interface with color themes and logos related to specific local holidays to celebrate with our users, and virtual gifts are typically designed based on local customs. As a result of our close attention to detail, our mobile applications deliver a seamless user experience and foster a strong sense of belonging among users. Such localized appeal resonates with users and allows us to build a highly loyal and engaging user community. Our ability to faithfully preserve the traditional flavors of local offline social life also differentiates us from other platforms.

•	Voice-Centric Interaction Preferred by Users

Our users mainly interact through real-time voice chats on our platform. Compared to other forms of online communication such as texts, graphics or video, users are able to communicate more comfortably and effortlessly by voice. Moreover, voice chats are more suitable to the cultural norms in MENA compared to video chats. We believe our voice-centric approach has been one of the key reasons for our success in MENA.

•	Highly Interactive User Community

Our platform is designed to maintain users’ equal status, thereby encouraging all of them to freely communicate and interact with each other. There are no differences of influencers and followers, or gurus and newbies. Instead of passively consuming content, users come to our platform in order to actively participate in the social leisure activities we offer. We believe these social interactions foster a sense of community among users and enable our platform to attract and retain users more effectively compared to other platforms.

Our Financial Performance

We have experienced strong revenue growth in recent years. We primarily generate our revenues from users’ consumptions of virtual items and upgrade services. Virtual items primarily consist of various virtual gifts. Upgrade services primarily consist of VIP rights or premium membership on our platform. Our revenues increased by 49.8% from US$42.4 million in 2018 to US$63.5 million in 2019. Our revenue increased by 99.6% from US$26.4 million in the six months ended June 30, 2019 to US$52.8 million in the six months ended June 30, 2020.

Our innovative business model focuses on users’ interactions and social networking experience on our platform. Therefore, we do not incur significant content acquisition cost, such as incentive fees to key users or costs for acquiring media content. Our user acquisition channels have been cost-effective. As a result, we are able to achieve high profitability. Our net income was US$20.2 million and US$28.9 million in 2018 and 2019, respectively, and our net margin was 47.8% and 45.6% in 2018 and 2019, respectively. Our net income was US$11.4 million and US$25.2 million in the six months ended June 30, 2019 and 2020, respectively, and our net margin was 43.3% and 47.8% in the six months ended June 30, 2019 and 2020, respectively.

Our Strengths

We believe the following competitive strengths contribute to our continued success and will help us fulfill our mission:

Leading position based on an innovative business model

We are a first mover in the development of a voice-centric mobile social networking and entertainment platform in MENA. We have successfully proven to our users the intrinsic value of voice-based, online human interactions, and cultivated a large, loyal and active base of users who appreciate and enjoy the social leisure activities available on our platform. The success of our business model has allowed us to achieve leading positions in our existing markets. Our flagship mobile application, Yalla, was the largest voice-centric social networking and entertainment platform in MENA as measured by revenue in the first half of 2020, according to the Frost & Sullivan Report. In the second quarter of 2020, Yalla was the most downloaded mobile application in the “Entertainment” category in seven countries, including Bahrain, Kuwait, Oman, Qatar, Saudi, the UAE and Algeria, and was the most downloaded voice-centric social networking and entertainment platform in the UAE, Saudi Arabia, Bahrain, Jordan, Oman, Qatar and Kuwait, according to the Frost & Sullivan Report. In the second quarter of 2020, Yalla Ludo was ranked among the top ten most downloaded mobile applications in the “Game” category in Saudi Arabia and Oman, and was the most downloaded game application of iOS App Store in the UAE, Saudi Arabia and Kuwait, according to the Frost & Sullivan Report.

Our leading position also contributes to our strong brand recognition. We are a well-known voice-centric social networking and entertainment platform in MENA. We believe our “Yalla” brand has become synonymous with fun and enjoyable mobile social experience in MENA.

Highly engaged and interactive user community

We have attracted and engaged an interactive user community. The average MAUs on our platform increased by 90.9% from 2.2 million in the three months ended December 31, 2018 to 4.2 million in the three months ended December 31, 2019, and increased by 387.3% from 2.6 million in the three months ended June 30, 2019 to 12.5 million in the three months ended June 30, 2020. The registered users on our platform increased by 116.3% from 16.8 million as of December 31, 2018 to 36.4 million as of December 31, 2019, and increased by 195.9% from 23.2 million as of June 30, 2019 to 68.6 million as of June 30, 2020. As of June 30, 2020, 54.6% of our registered users installed the Arabic version of our platform, and 45.4% installed the non-Arabic versions.

Our wide array of localized and popular social features allow users to interact in real time and cultivate a strong sense of belonging, which translates into more interactions and better user retention. On Yalla, 10.6 million users participated in voice chats in 3.3 million Yalla rooms in the six months ended June 30, 2020, and 2.3 million users sent a total of 882.2 million virtual gifts during the same period. We also achieved 67.9 thousand peak concurrent Yalla rooms and 221.3 thousand peak concurrent users on Yalla during the same period. On Yalla Ludo, users played a total of 407.2 million rounds of casual games in the three months ended June 30, 2020.

Superior user experience

Our mobile platform delivers superior social leisure experience to our users. We design the features and activities on our platform based on the different cultural backgrounds of our users to offer them localized experience. Our voice-centric approach allows users to communicate more comfortably and effortlessly, while eliminating hurdles that would have existed for video chatting due to cultural or social reasons or privacy concerns. Furthermore, our platform is designed to maintain users’ equal status and encourages all of them to freely communicate and interact with each other. There are no differences of influencers and followers, or gurus and newbies. Instead of passively consuming content, users come to our platform in order to actively participate in the social leisure activities we offer. As a testament to users’ enjoyment of our platform, our active users on average spent approximately 4.5 hours in Yalla rooms and 1.4 hours playing casual games on Yalla Ludo every day in the second quarter of 2020, making Yalla a substantial part of their social life. In the second quarter of 2020, users spent a total of 309.5 million hours in Yalla rooms. In addition, users sent a monthly average of 309.5 million one-on-one messages and posted a monthly average of 1.4 million moments on Yalla in the three months ended June 30, 2020.

Strong monetization capabilities to capitalize on immense market opportunities

We primarily generate our revenues from users’ consumptions of virtual items and upgrade services, with various transaction scenarios seamlessly integrated into our platform. The number of our paying users increased by 60.4% from 450.9 thousand in the last quarter of 2018 to 723.5 thousand in the last quarter of 2019, and increased by 578.4% from 790.1 thousand in the second quarter in 2019 to 5.4 million in the second quarter in 2020. Our net margin was 47.8% in 2018, 45.6% in 2019 and 47.8% in the six months ended June 30, 2020. Our strong monetization capabilities reflect the premium user experience we offer on our platform and the uniqueness of our business model. It also allows us to reinvest and fund future technology and product innovations. Furthermore, as a result of our low content cost, our business is more cost-effective compared to competitors that focus on purchasing professional-generated content.

Given our strong monetization capabilities, we are well positioned to capitalize on the immense market opportunities in MENA. MENA’s stable economic development with high GDP per capita, high mobile Internet penetration rate and high standard of social welfare, especially in the Gulf countries, create a positive environment for online social networking and entertainment market. There also exists a significant imbalance between the supply of, and demand for, online social networking and entertainment options in MENA. In 2019, there were 137.0 million active online social networking and entertainment users in MENA with an average daily time spent of 230 minutes per user, substantially longer than many other countries and regions. However, options for online social networking and entertainment are more limited in MENA, compared to markets such as the United States, Southeast Asia, Europe and China. In light of these factors, there is significant growth potential for the online social networking and entertainment market in MENA.

“Glocalized” and experienced management

By making MENA their home, our management team has gained valuable exposure to the region’s rich cultures. They have extensive experience working on the ground and more importantly, they live and socialize with members of the local communities, thereby acquiring a deep understanding of users’ behavior and preferences in MENA, which is critical to our success in localizing our services. Certain members of our management team are natives of MENA, and they offer valuable insights as to the local customs. In addition, our management team has extensive experience in mobile Internet and technology sectors. We believe such combination of in-depth local knowledge and strong industry expertise is unique and difficult to replicate, forming a high barrier to entry.

Proven track record in expanding product offerings and geographic coverage

Our open and user-friendly platform brings offline social leisure activities to the mobile Internet to make them more convenient. Our existing products are inspired by voice chats and board games, both of which are highly popular in MENA. We launched the Arabic version of Yalla in April 2016 and have quickly established a strong presence and leading position in MENA. We launched Yalla Ludo in the third quarter of 2018 to capture users’ demand for casual games, and the application has rapidly gained popularity. Technology creates endless possibilities, and we will continue to develop new ways for users to socialize and interact on the mobile Internet.

We believe social leisure is a fundamental need for people in every society and culture, and we are confident of our ability to leverage our existing experience and know-how to successfully expand the reach of our platform to more underserved markets. As of June 30, 2020, our platform was available in over 100 countries, with Yalla in eight languages and Yalla Ludo in three languages.

Our Strategies

To fulfill our mission, we plan to pursue the following strategies to grow our business:

Expand user base

We plan to rapidly expand our user base by both further penetrating our existing markets and expanding into new markets. We will promote brand awareness and acquire new users through various online and offline channels. We may also launch new applications that offer different mobile social leisure activities to attract new users.

We will continue to take a proactive yet prudent approach to our expansion into new markets. We have been actively monitoring and analyzing the demographic, social and economic conditions of various countries and regions in the world and intend to continue to do so in the future in order to identify the right markets to enter at the right time.

Enhance user experience

The success of our business depends on our ability to continuously improve our user experience. We have built a loyal and engaging user community by offering them superior user experience tailored to local cultures. As we expand our user base to include users from additional cultural backgrounds, we will continue to introduce highly localized features to optimize the experience for such users. We also strive to maintain a careful balance between maintaining consistent user experience and introducing new features and applications that cater to changing preferences and tastes of our user base.

In addition, we plan to expand and enhance our dedicated customer service teams to better serve our users and increase their activity level on our platform.

Enrich our platform with new products

We plan to continue to study popular offline social leisure activities in MENA and move them to the mobile Internet. We are continuously testing new features and new mobile social leisure activities that we may officially introduce to our users in the future. Through expanded product offerings, we aim to make our platform more integrated with users’ everyday life and bring more value to them.

Invest in technology

Technology helps us better understand our users and improve our business operations. We also rely on technology to provide better user experience and improve our operating efficiency. We plan to further strengthen our technology and product development capabilities by recruiting talents in relevant fields. We intend to focus on technologies relating to content recommendation algorithms and online security.

Explore strategic partnerships

In addition to organic growth, we may explore strategic partnerships to further accelerate our business expansion. Such partnerships may include opportunities involving user acquisition, technology, content and other resources to further strengthen our platform.

Our Business

The Yalla Community

We have built a loyal and highly interactive Yalla community by offering superior user experience tailored to local cultures. A substantial number of our users are Arabic-speaking, and activities on our platform mirror popular offline social leisure activities in MENA.

The chart below illustrates ways for users to leisurely gather, enjoy social entertainment and build social networks in the Yalla community. As a core feature of our platform, Yalla rooms enable voice-based, real-time, many-to-many interactions. The key additional forms of interactions available on our platform are casual games, messaging and moments, each offering differentiated value propositions to users. Casual games, such as Ludo and Domino, cater to users’ instincts for playing and fun. Messaging allows users to build friendships through in-depth conversations. Moments satisfy users’ desire for self-expression. These interactive features are self-reinforcing and help to enhance user engagement and promote a sense of community among our users.

A Refreshing and Fun-filled Journey into the Yalla Community

We have developed the leading voice-centric social networking and entertainment platform tailored for MENA. For Arabic-speaking users, the journey into the Yalla community is both familiar and refreshing. The Yalla community is familiar to a newcomer, because our platform faithfully preserves the traditional flavors of offline social life in MENA. The vibrant Yalla rooms resemble majlis and cafés, where people spend their leisure time in casual chats. The experience is also refreshing, since we are different from other mobile platforms that use local languages without incorporating local cultures. Users find our localized features heart-warming and develop a sense of belonging towards the Yalla community.

By way of illustration, the following paragraphs describe the refreshing and fun-filled journey of an Arabic-speaking new user into the Yalla community, as such user explores the interactive features on our platform. These interactive features play a critical role in our efforts to enhance user engagement and monetize user base. We call this exemplar user Amir to simplify the description below.

Welcoming Experience For Newcomers

To convert a new user into a loyal user, we endeavor to quickly familiarize a newcomer like Amir with our platform, especially Yalla rooms. Through this welcoming experience, we help Amir integrate into the Yalla community.

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Welcoming Page. When launching Yalla for the first time, Amir is presented with a welcoming page. To make Amir feel at home, the page is customized based on his language setting. The style of our user interface is casual, fun and refreshing, which reflects the spirit of the Yalla community.

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Room Recommendations. Yalla rooms are a core feature of our platform. After Amir launches Yalla, our platform automatically recommends rooms for him. He may choose a room based on its interest tags, its number of users or other information displayed on the screen. Our room recommendations feature is user friendly and allows Amir to explore a broad variety of options.

Set forth below are screenshots of the welcoming page and room recommendations.

Vibrant Yalla Rooms

Yalla rooms provide a virtual meeting place for our users to leisurely gather and enjoy voice-based, many-to-many social interactions. After Amir enters a Yalla room, he may participate in voice chats, non-voice chats, gifting and other interactive features, all of which are designed to foster a lively online community. The screenshot of a Yalla room is set forth below.

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Voice Chats. Among the first things that capture Amir’s attention are the lively voice chats. The other users in the room notice Amir and warmly greet him, which makes him more interested in the conversations. He is then invited to speak on a microphone. A Yalla room can have up to ten microphones, which allow ten users to speak at the same time and have their voice heard by others in the room. Given its leisure nature, voice chats can cover any topic and may spontaneously wander from one topic to another. We believe this is one of the main reasons why users are attracted to our Yalla app—they can chat freely, which is a very enjoyable and relaxing social experience.

•	Text Chats. The Yalla room interface contains a section that displays non-voice chats. This section is also very lively, and users may send texts, emojis or pictures.

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Gifts. After Amir tells a good joke, he receives a virtual gift from another user. He feels delighted by the gift and wishes to send gifts as well. After he opens the list of available gifts, he is immediately impressed by the beautiful designs. As part of our localized appeal, the virtual gifts offered to Arabic-speaking users are based on local customs in MENA. Users send virtual gifts to express their appreciation of contributions by other users or gain recognition within the community. To incentivize gifting, we have created rankings to recognize users who have given the most gifts, as well as users who have received the most gifts, and we refresh these rankings on a real-time basis.

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Additional Interactive Features. Amir also explores other interactive features that make Yalla rooms lively. Users can upload photos to share with others in a room. Various simple game tools, such as rock-paper-scissors, are available for users to integrate with the small games they play in Yalla rooms. A user can also share virtual currencies with others under the “Lucky Golds” feature to bring excitement to the room. A screenshot of these interactive features is set forth below.

Room recommendations among friends are an effective way for users to find interesting rooms, thereby making these rooms more lively. Amir can recommend Yalla rooms to his friends by sending them room invitations. He can also view the rooms that his friends are currently in and enter the room that interests him the most.

As Amir becomes more involved in the Yalla community and establishes his own social circle, he wants to create his own room and take the center of the stage. As the room chair, Amir is able to set interest tags of the room, which reflect his preferred topics for conversations. After creating his Yalla room, Amir is able to meet more people of similar interest or backgrounds. With more like-minded friends in the Yalla community, Amir spends more time on our platform.

Messaging and Moments

To foster social connections in the Yalla community and enhance user stickiness, we offer additional features for users to interact and access entertaining content.

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Messaging. We provide a two-way messaging function on Yalla. After Amir adds another user as a friend, they can exchange private text messages directly without entering a Yalla room or experiencing any interruption by other users. Therefore, they can engage in more in-depth conversations to bond further. Besides texts, Amir is also able to send voice clips and gifts on the messaging page.

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Moments. Moments are a mini-blog feature on our platform. Besides his friends’ moments, Amir is also able to “follow” users who cover topics that interest him. We have embedded interactive features in moments to facilitate user interactions. When Amir finds a moment that he enjoys, he can share with friends, comment on it or “like” it. He can also give a virtual gift to the user who created the moment. Gifts allow Amir to express appreciation for good content, thereby building social connections with like-minded users. Gifts also incentivize users to post high quality content, which will in turn make the moments feature more attractive to users. In addition, Amir can explore “featured” and “topics” sections to find more interesting content. In the “featured” section, we select moments that are popular among users. The “topics” section presents moments based on their topics. The “topics” section helps users find friends with common interest, while also facilitating the creation of more in-depth content in the Yalla community.

Screenshots of a messaging page and a moments page are set forth below.

Casual Games

A friend invites Amir to play two casual games on our platform, Ludo and Domino, and he eagerly checks out these games on Yalla Ludo, as both Ludo and Domino are highly popular board games in MENA and can be learned by beginners with relative ease. Screenshots for Domino and Ludo games are set forth below.

We offer casual games to enrich the entertainment options on our platform and further enhance user interactions. These games help Amir make more friends by serving as icebreakers. While playing games, he can voice-chat and bond with other players. Our system provides two options for player matching in a game. Amir can choose to be assigned with a player that our system selects based on certain criteria, such as language setting, and meet new friends through this function. He can also play the games with friends. Amir needs to spend virtual currencies in order to start a game on Yalla Ludo, and the winner of the game can keep a portion of the virtual currencies paid by the other player. He can also use virtual currencies to gain certain advantages in games. In addition, Amir may socialize with other users through chat rooms on Yalla Ludo.

Localized Online Events

We organize localized online events, most of which are based on traditional holidays, to further enhance user engagement and interactions. In 2019, we organized a total of 22 online events, 15 of which were on the Arabic version of Yalla. In the six months ended June 30, 2020, we organized a total of 18 online events, 9 of which were on the Arabic version of Yalla. Amir likes our online events, and he participated in the Eid al-Fitr (Festival of Breaking the Fast) event on the Arabic version of Yalla in 2019. Eid al-Fitr is a religious holiday celebrated by Muslims worldwide that marks the end of Ramadan, the Islamic holy month of fasting. From June 4 to June 13 in 2019, our users celebrated Eid al-Fitr on our platform by playing games traditionally associated with the holiday. 59.8 thousand users participated in the event.

Monetization

We primarily generate our revenues from users’ consumption of virtual items and upgrade services, which are purchased with our virtual currencies. Virtual items primarily consist of various virtual gifts. Upgrade services primarily consist of VIP rights or premium membership on our platform. On Yalla Ludo, users can access the basic functions by spending our virtual currencies. They can also use virtual currencies to purchase virtual items and upgrade services to enhance their experience on the mobile application. Users buy our virtual currencies through third-party payment platforms. Our virtual currencies are non-refundable and do not have expiration date.

We believe our users come to our platform primarily for an enjoyable social experience, and not to make money. We have designed our platform settings to ensure that our users cannot use our platform for money-making purposes. On Yalla, while our users may receive gifts from other users, such gifts cannot be redeemed into real money. Similarly, on Yalla Ludo, while our users may win virtual currencies from other users that they play games with, they can only use such virtual currencies to play more games and/or gain advantages in games. Our users are not allowed to convert any of our virtual currencies into real money or sell our virtual currencies to other users under any circumstances.

Customer Service

Our customer service is available on a 24/7 basis. We engage third-party service providers to perform customer service tasks. Our in-house customer services and operations staff is responsible for managing the customer service representatives employed by the third-party service providers and providing customer services to certain high-paying users, as well as other aspects of operating our online platform.

Our users may submit inquiries, feedbacks or complaints by sending messages via Yalla rooms and the “FAQ & Feedback” portals in our mobile applications at any time. Upon receipt of complaints or inquiries, our customer service representatives will conduct investigations and promptly provide users with explanations and solutions for the issues they report. We also utilize an automated system to address certain common questions from users. We require complaints to be attended to within one business day.

In addition to the routine customer service that is available to all users on our platform, we also provide premium customer service to certain high-paying users. We identify and contact these users and offer them 24/7 access to customer service representatives, which allows the users to receive responses and services in a more timely manner.

Content Management and Monitoring

An engaged and interactive user community is key to our success and we strive to cultivate and maintain a healthy and inviting culture. Our terms of service set out types of content strictly prohibited on our platform, and we have also developed a content monitoring system that utilizes primarily automation, as well as manual screening, to filter inappropriate content. Our operations staff is responsible for reviewing and handling content on our platform to maintain a healthy ecosystem and promote a positive user experience. They are aided by software and technologies to screen text and images that users upload to our system.

We also encourage users to assist us with content monitoring. Room chairs and ministers are incentivized to maintain a healthy environment in their rooms to attract and retain members. They have the ability to remove users from their rooms for rule violations. Other users are able to conveniently notify us about inappropriate behavior on our platform.

Branding and Marketing

We believe that our interactive community culture and large user base have led to repeated user visits and a strong word-of-mouth effect that strengthens awareness of our brand among users.

As a supplement to word-of-mouth marketing, we often promote our brand and platform through online marketing. We market our platform through advertisements on app stores, Google Ads and various social media applications, such as Facebook, Twitter and Snapchat. We also collaborate with social media influencers to promote our platform.

Technology

Our advanced and stable technology infrastructure and capabilities allow us to provide users with reliable access to our platform and ensure superior user experience. Our platform incorporates the following features:

•

Live audio streaming capabilities. We implement third-party audio streaming solutions from industry-leading providers, including Shanghai Zhaoyan Network Technology Co., Ltd., or Agora, and Shenzhen Zego Technology Co., Ltd., or Zego, on our platform. We also strive to adopt the latest industry standards for mobile audio interactions. Our platform enables real-time multi-cast audio interactions among users, which provides our users with a superior experience. Our mobile applications are designed to run smoothly on all mobile phones, with minimum bandwidth requirements of approximately 512 kilobytes per Yalla room user per second.

Our agreement with Agora has a term of three years and is due to expire in November 2021. The agreement is automatically renewable upon the expiration of the initial term. The agreement may be terminated by either party for cause, such as breach of contract, with 30 days written notice. Our agreement with Zego has a term of one year and is due to expire in March 2021. The agreement is automatically renewable for a one-year term upon the expiration of the initial term. The service fees under each of the agreements are based on the amount of data transmitted and are settled on a monthly basis.

•

Content recommendation engine. We have been developing and implementing an individualized content recommendation engine. We established this engine based on the user behavior data that we have accumulated from 68.6 million registered users as of June 30, 2020, analyzed through our proprietary algorithms to achieve accurate user profiling. Such accurate user profiling in turn allows our content recommendation engine to match users with their favorite content.

•

Cloud-based network infrastructure. We have deployed a cloud-based network infrastructure designed to handle multi-party real-time online audio interactions. We currently use servers provided by an industry-leading cloud service provider that are hosted in data centers in Hong Kong and Germany. Our cloud-based network infrastructure provides high quality data delivery and allows multiple users to interact online from anywhere in the world conveniently in real time. Our system is designed to ensure scalability and reliability to support growth in our user base. The number of servers contributes significantly to our fast streaming speed and reliable services, and can be expanded with comparative ease, given the relative convenience of renting data centers to host additional servers in any high traffic region in our network.

We entered into a framework agreement with the cloud service provider for services to support our Yalla mobile application with a term of one year, which is due to expire in February 2021. The agreement may be terminated by either party for cause, such as breach of contract. We also entered into an agreement with the cloud service provider for services to support our Yalla Ludo mobile application in December 2019. The agreement does not provide for a finite term and may be terminated by either party without cause with one month written notice or for cause, such as breach of contract, with immediate effect upon written notice to the other party. The service fees under each of the agreements are based on the actual services provided.

Product Development

We believe that our ability to develop mobile applications, product features, functions and services tailored to the needs of our user base has contributed to the success of our business. We have been able to rapidly scale our product development output and deliver an increasing range of products and services to fulfill the needs of our expanding user base and optimize the quality of user experience. Our technology and product development team works on both back-end and front-end development of our products and services, including (a) the enhancement of network and server structures, as well as data distribution and transfer technologies to achieve lower latency and reduce interruptions, and (b) the creation of new features and functions to meet the diverse needs of our users. We plan to continue to invest in technology and product development in order to reinforce and solidify our industry-leading position.

Intellectual Property

Intellectual property is an important aspect of our business, and our practice is to seek protection for our intellectual property as appropriate. We safeguard our proprietary technologies through contractually requiring our employees to keep all our proprietary technologies confidential, as well as seeking to protect our technologies through patents and copyrights.

Our trademarks, including “Yalla,” and “Yalla Ludo,” are a critical component of the value of our business. As of June 30, 2020, we had 34 registered trademarks, 25 pending trademark applications and 35 registered copyrights in 20 jurisdictions, including a number of jurisdictions in MENA. As of June 30, 2020, we had 19 domain names, including yallatech.ae.

We face certain risks relating to our intellectual property. For further information, see “Risk Factors—Risks Relating to Our Business and Industry—Our intellectual property may not provide adequate protection to us, and we may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position” and “Risk Factors—Risks Relating to Our Business and Industry—We may be subject to intellectual property or other third-party rights infringement claims, which could be time-consuming and costly to defend and may result in diversion of our financial and management resources.”

Data Privacy and Protection

We consider the protection of the personal privacy of each of our users to be of paramount importance. We believe it is crucial that our users understand how we handle their information so that they feel comfortable while accessing our platform. To this end, we have developed a company-wide policy on data collection and use practices to preserve individual privacy rights in all respects, the key principles of which include: (i) providing adequate notice to users as to how their data is being collected and used, (ii) encrypting user data stored on our system, (iii) limiting access of user data to authorized employees and (iv) making reasonable efforts to prevent loss or leakage of user data. We believe the measures we take with respect to data privacy and protection are consistent with industry standards. For risks relating to data privacy and protection, see “Risk Factors—Risks Relating to Our Business and Industry—Concerns about collection, use, retention, transfer, disclosure, processing and security of personal data could damage our reputation and deter current and potential users from using our platform and services, or subject us to significant compliance costs or penalties, which could materially and adversely affect our business, financial condition and results of operations.”

Competition

We operate an innovative business model of building a voice-centric social networking and entertainment community. As one of the few players in this market, we directly compete with other voice-centric social networking and entertainment platforms for users. In addition, we compete with other social networking and entertainment platforms. Some of our larger competitors have substantially broader service offerings and more working capital to support heavy spending on sales and marketing. We believe that our ability to compete effectively for users depends on many factors, including user experience on our platform, preservation of our vibrant community culture, effectiveness of content monitoring and review, our marketing efforts and reputation of our brands.

In addition, as our business continues to grow, we face significant competition for highly skilled personnel, including management, engineers, product managers and sales and marketing personnel. The success of our growth strategy depends in part on our ability to retain our existing personnel and recruit additional highly skilled employees.

Employees

We had 97, 189 and 274 employees as of December 31, 2018 and 2019 and June 30, 2020, respectively. Our employees are based across Dubai, Hangzhou and Shenzhen. The following table sets forth the number of our employees by function as of June 30, 2020.

	Number of Employees	% of total employees
Function
Platform maintenance and product development	163	59.5
Customer services and operations	66	24.1
General and administration	32	11.7
Sales and marketing	13	4.7

Total	274	100.0

We primarily recruit our employees through online postings, headhunters, internal referrals or on-campus recruiting. Our success, to a considerable extent, depends on our ability to attract, retain and motivate qualified personnel. Therefore, as part of our human resources strategy, we offer employees competitive salaries, performance-based cash bonuses and promotions, engagement activities, various welfare as well as other incentives. We design and provide training to our employees regularly in order to enhance their professional skills and foster their career development.

There is no mandatory employee social security plans in the United Arab Emirates and we currently provide commercial healthcare insurance to our full-time employees based in Dubai. In China, we participate in housing fund and various employee social security plans that are organized by applicable local municipal and provincial government authorities, including housing, pension, medical, work-related injury and unemployment benefit plans, under which we make contributions at specified percentages of the salaries of our employees. We believe that we have complied with the relevant local labor and social welfare laws and regulations in all materials respects. We additionally provide commercial healthcare insurance to our full-time employees and enhanced healthcare insurance to senior management. For details, see “—Insurance.”

We typically enter into standard employment, confidentiality and non-compete agreements with our senior management and core personnel. These contracts include a standard non-compete covenant that prohibits the employee from competing with us, directly or indirectly, during his or her employment and for no longer than two years after the termination of his or her employment, provided that we pay compensation during the restriction period in accordance with PRC laws and regulations in this regard.

Bonuses are generally discretionary and based in part on employee performance and in part on the overall performance of our business. We have granted, and expect to continue to grant, share options to our eligible employees in the future to incentivize their contributions to our growth and development.

We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes.

Properties

Our headquarters are located at our offices in Dubai, the United Arab Emirates, where we manage our corporate affairs, as well as maintaining certain sales and marketing and customer service personnel. Our technology and product development team is based in our offices in Hangzhou, China.

We currently lease and occupy approximately 2,662 square feet of office space in Dubai, approximately 2,265 square meters of office space in Hangzhou and approximately 541 square meters of office space in Shenzhen. These leases have terms of one year or three years.

Insurance

We maintain the statutory social insurance as required by the relevant local laws and regulations. In addition, we maintain commercial healthcare insurance for all full-time employees and enhanced healthcare insurance for senior management. However, we do not maintain product liability insurance or insurance policies for our properties. We believe that our existing insurance coverage of our business is consistent with what we believe to be customary for business of our size and type and in line with the standard commercial practice in our industry.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. See “Risk Factors—Risks Relating to Our Business and Industry—We may be subject to intellectual property or other third-party rights infringement claims, which could be time-consuming and costly to defend and may result in diversion of our financial and management resources” and “Risk Factors—Risks Relating to Our Business and Industry—User misconduct and misuse of our platform may adversely impact our brand image, and we may be held liable for information or content displayed on, retrieved from or linked to our platform, or distributed to our users, and the relevant local authorities may impose restrictions on access to our platform.”

REGULATIONS

This section sets forth a summary of the most significant rules and regulations that affect our business activities in the United Arab Emirates and China.

United Arab Emirates

Overview of the Emirate of Dubai

Introduction

The UAE is a federation of seven emirates made up of Abu Dhabi, Dubai, Sharjah, Ajman, Umm Al Quwain, Fujairah and Ras Al Khaimah. The UAE has one of the most liberal business environments in the Middle East focused around economic liberalization and promoting the role of the private sector. There are currently no exchange controls on the remittance of profits or repatriation of capital. Additionally, the UAE enjoys low tariffs, and there are virtually no restrictions on foreign trade.

Legal System

There are three primary sources of law in the UAE: federal laws and decrees, local laws and Sharia (Islamic law). The secondary source of law is trade custom or practice. In the absence of federal legislation on areas specifically reserved to federal authority, the ruler or local government of each emirate will apply his or its own rules, regulations and practices. Pursuant to its right under the federal constitution (established between the emirates on the creation of the UAE and permanently adopted in July 1996), or the UAE Constitution, the Emirate of Dubai has elected to maintain its own court system, separate from that of the federation, and the courts of Dubai have sole jurisdiction to hear cases brought in Dubai. Although both federal and Dubai courts have a similar three-tier structure (Court of First Instance, Court of Appeal and Court of Cassation/Supreme Court), Dubai has retained complete autonomy over its courts in all matters, including the appointment of judges. In accordance with the UAE Constitution, however, the Dubai courts will first apply federal law where this exists and, in its absence, the laws of Dubai. There are federal codes of law which apply in Dubai and the other emirates dealing with the most important and fundamental principles of law, including civil, commercial, civil procedure, companies, intellectual property, immigration, maritime, industrial, banking and employment law. In contrast, many of the laws enacted by the ruler of the Emirate of Dubai, or the Ruler, relate to matters which are more administrative in nature, such as the establishment and operation of government affiliated entities.

In addition, free zones have been created in Dubai. Such free zones have, to varying degrees, different rules and regulations compared to the rest of the emirate. For example, the financial free zones in Dubai are independent of the civil and commercial laws of the UAE, but remain subject to UAE criminal law. Other types of free zones are still subject to the civil, commercial and criminal laws applicable in the UAE, provided that such laws do not contradict the rules and regulations of the relevant free zone. Our UAE subsidiary is not incorporated in a financial free zone and therefore remains subject to civil, commercial and criminal laws in the UAE.

Article 5 in the Federal Law No. 2 of 2015 concerning Commercial Companies Law, or the UAE Companies Law, states that the provisions of the UAE Companies Law shall not apply to companies established in the free zones if a special provision to this effect is contained in the laws or regulations of the relevant free zone.

With the exception of the financial free zones, which require a federal decree, the creation of separate legal systems for each free zone is primarily authorized by local laws or decrees which are issued by the ruler of each concerned emirate.

Free Zone Regulations

Our subsidiary in the UAE, Yalla Technology FZ-LLC, is located in the Dubai Creative Clusters free zone, the DCC free zone, in the Dubai Internet City cluster, and is therefore governed by certain of the federal laws of the UAE, certain of the local laws of the Emirate of Dubai and the regulations of the Dubai Creative Clusters.

The DCC free zone was created in 2000 pursuant to Law No. 1 of 2000 on Establishing the Technology, Electronic Commerce and Media Free Zone, or the TECOM Law. The DCC free zone was initially known as Dubai Technology and Media Free Zone. In 2014, the Law No 15 of 2014 Concerning the Creative Clusters in the Emirate of Dubai, or the DCC Law, was implemented. The DCC Law changed the name of the free zone from the DTMFZ to Dubai Creative Clusters, or DCC. The TECOM Law was not repealed when the DCC Law was brought into force but was amended as to replace all references to the DTMFZ with references to the DCC free zone. It was further stipulated that the DCC Law would prevail over that of the TECOM Law should a conflict arise between the two.

The Dubai Development Authority, or the DDA, is the primary regulator of the DCC free zone. The DDA was created pursuant to the TECOM law and is responsible for providing licenses for all companies incorporated in the DCC free zone. Businesses that have been incorporated in the DCC free zone are subject to the regulations of the DDA, together with the laws of Dubai and the UAE (to the extent applicable).

Regulations Relating to Companies

The principal legislation governing companies incorporated in the DCC free zone, such as our UAE subsidiary, is the Dubai Creative Clusters Private Companies Regulations 2016, or the DCC Company Regulations. The DCC Company Regulations exempt companies incorporated in the DCC free zone from the ambit of the UAE Companies Law and permit 100% foreign ownership.

Regulations Relating to Commercial Activities

The provisions of Federal Law No. 18 of 1993 on commercial transactions, or the Commercial Code, generally apply to companies incorporated in the DCC free zone. The Commercial Code covers a broad range of commercial and banking transactions and contains provisions relating to, among other things, commercial obligations, commercial pledges, commercial agency, commercial papers and bankruptcy and liquidation.

The provisions of Federal Law No. 5 of 1985 regarding civil transactions, or the Civil Code, generally apply to commercial transactions to the extent they do not conflict with the corresponding provisions of the Commercial Code. The Civil Code governs, among other things, basic contract law principles, property rights and the creation of various security interests. The Civil Code also contains general provisions imposing liability arising from intentional and negligent acts. Such provisions are derived from the disciplines and principles of Sharia. The Civil Code further provides for a distinction between direct and indirect (or consequential) harm, but does not define these terms.

Regulations Relating to Employment

UAE Federal Law No. 8 of 1980 regulating labor relations, or the Labor Law, applies to all private-sector employees working in the UAE, except for those working in the Dubai International Financial Centre or the Abu Dhabi Global Market and therefore applies to our subsidiary. The Labor Law governs, among other things, minimum employee leave entitlements (for example, sick leave, annual leave and maternity leave), working hours and overtime, work-related injuries and safety standards. In relation to the termination of employment, the Labor Law differentiates between limited and unlimited term employment contracts, with different rules and requirements applying to each. The Labor Law also sets out the compensation which may be awarded to an employee who has been unlawfully dismissed. Such compensation may not exceed the equivalent of three months’ salary.

The Labor Law also provides for compensation payable to workers for injuries sustained during the course of their employment. The Labor Law also provides for a mandatory end of service gratuity to be paid to all employees upon termination of their employment. Employers and employees may not contract out of these minimum standards of employment established by the Labor Law. Trade unions and collective bargaining are not recognized under the Labor Law.

In addition to the Labor Law, all companies operating within Dubai Internet City (part of the DCC free zone) are also subject to the Dubai Technology and Media Free Zone Employment Regulations 2004, or the Employment Regulations. The Employment Regulations authorize the DDA to sponsor employees’ residence visas, and contain provisions relating to the identity cards and passports of employees, the provision of medical care, as well as health and safety standards for employees. While applications for visas in the DCC free zone are made to the DDA, it is ultimately the federal immigration authority that grants these visas to the employees of companies in the DCC free zone. The DDA is also authorized to mediate labor disputes (as a preliminary step prior to litigation in the Dubai Labor Court) and to impose fines on companies for failure to comply with the Labor Law or the Employment Regulations. The Labor Law and the Employment Regulations are applicable to all employees working for companies within the DCC free zone, including foreign nationals.

Regulations Relating to Technology Media and Telecommunications

General Content Standards

Notwithstanding that the Federal Law No.15 for 1980 Concerning Press and Publications, or the PPL, is now almost 40 years old, it is still the key source for content regulations, which has been confirmed in later resolutions from the National Media Council, or the NMC, the regulator in this area, in particular the Cabinet Resolution No. 23 of 2017 Concerning Media Content, or 2017 Cab Resolution, and the Chairman of the Board’s Resolution No. 26 of 2017 on Media Content, or the 2017 Content Resolution. The basis for all content restrictions in respect of media and online platforms comes from the PPL.

The prohibitions contained in Chapter 7 of the PPL include, among other things, no criticism of any of the rulers of the individual emirates that constitute the UAE; no instigation against Islam or the system of ruling; no harm to the interest of the state or values of society; no opinions that violate public discipline and order or circulation of subversive ideas; no instigation of criminal activity or incitement of hatred; no publication of confidential communications without permission; no blemishing of a president of, or agitating relations with, an Arab, Islamic or friendly state; no article defaming Arabs and their civilization and heritage; no news on an ongoing criminal investigation, if the judge has ordered confidentiality; no information about an individual’s private life, if such information is meant to disgrace the individual; no divulgence of a secret that may cause reputational harm; no publication to coerce payment or other benefit; no false news (with bad faith); nothing inconsistent with public order, or that is misleading to the public. Article 5 of the 2017 Content Resolution has guidelines that clarify these prohibitions.

Also of importance is the operation of the Telecommunications Annex 1-IAM Regulatory Policy, under Federal Law No 3 of 2003 regarding the organization of the Telecommunications Sector, or the IAM. The IAM grants the Telecommunications Regulatory Authority, or the TRA, the broad ability to block websites and digital content (including games). In particular, the TRA has the ability to block a website that contains content that is “contrary to the public interest, public morality, public order, public and national security, Islamic morality or is otherwise prohibited by any applicable UAE law, regulation, procedure, order or requirement.” As a result, the TRA has the authority to block any website involving inappropriate content, such as pornography, nudity, illegal drugs or gambling.

Finally, Federal Law No. 5 of 2012 on Combatting Cybercrimes, or the CCL, criminalizes certain online behavior and could, if a complaint is raised, result in criminal charges being laid against the entities and people involved with the offending content (such as authors, editors, publishers). Offending content may include pornography, gambling, defamation, breach of privacy, sedition and similar incitements, and promotion of weapons.

Advertising and Commercial Content

Advertising is primarily regulated under the 2017 Content Resolution. Given that the 2017 Content Resolution refers specifically to “advertising” as being part of the definition of “content,” the prohibitions contained within the 2017 Content Resolution that apply to content also apply to advertising. The 2017 Content Resolution is media-neutral in application and apply to traditional advertising as well as advertising on social media and online content (including gaming). The 2017 Content Resolution also addresses specific issues associated with advertising (for example, the separation of advertising from other content).

The 2017 Content Resolution specifically notes that “[i]t shall be prohibited to advertise any forbidden materials as per the applicable rules and laws such as tobacco.” Various federal and Dubai laws prohibit the advertisement of alcohol, including both “direct” and “indirect” promotion of alcohol. The 2017 Content Resolution states in Article 44(7) that “[n]o advertisement on alcoholic drinks or prohibited drugs shall be allowed by any means directly or indirectly.”

As far as identifying advertising content, Article 19 of the 2017 Cab Resolution states, “[a]ll paid advertising material must be explicitly and clearly stated as paid advertising material.” Article 43 of the 2017 Content Resolution further provides that “[a]ll paid advertising materials or items shall include a clear and candid indication that they are paid advertising materials or items.” This requirement applies to all advertising in all types of media, including social media.

Article 45(7) states that “the identity of the advertisement must be made clear and be presented as they are special and independent from the other advertising and editing materials or items, and borders must be placed to separate such advertisement from any other material or item as well as intervals or time breaks in case of TV and radio broadcasting.”

The Guidelines for Advertising, issued in 2018, provide a summary of laws applicable to advertising. It also contains a list of special conditions for social media. Key points include the use of the hashtag “#ad” or “#paid_ad” for disclosure. Phrases such as “thank you to …” or “in cooperation with…” are not sufficient. These hashtags must be legible and easy to find, and readers should not have to scroll down to find them. Video content must include a verbal reference to the disclosure within the video.

Online Content Licensing and Standards

Online content can be distributed without the need for a license. Licenses are only required for traditional media, unless the activity falls under the scope of the 2018 Electronic Media Regulation Resolution, or the E-Media Law. The relevant licensing requirement applies only to distributors based within the UAE. The E-Media Law opens with the statement that “this Resolution applies to all Electronic Media activities carried out within the State, including those in free zones.”

Article 4 of the E-Media Law addresses the issue of what will be “Licensable Electronic Media Activities”; which includes: website of trading, offering and selling of audiovisual and print material; on-demand electronic publishing and printing; specialized websites (e-ads, news sites, etc.); as well as any electronic activity that the NMC may determine to add.

Article 4(3) and 4(4) of the E-Media Law gives rise to uncertainty. Article 4(3) is uncertain as to the scope of “specialized websites.” From conversations held between Al Tamimi & Company and the NMC, the term is understood to cover commercial websites that replicate newspapers, traditional broadcast and magazines. Currently, there are no additional licensable electronic activities set out by the NMC under the broad powers granted under Article 4(4). Additional licensing requirements could be implemented in the future, and it is conceivable that such requirements could be extended to mobile apps and/or online gaming sites.

Defamation

In the UAE, defamation is a criminal matter. If the defamation is online, it is covered by the CCL. In both cases of offline defamation and online defamation, the relevant department within the police force will determine the party that it wishes to pursue for the violation, such as author, editor and/or publisher. As a result, all publishers of online content have the obligation to screen defamatory content.

Privacy—the Publishing of Private Information by a User

Article 31 of the UAE Constitution states that “[f]reedom of communication by post, telegraph or other means of communication and the secrecy thereof shall be guaranteed in accordance with law.” Nonetheless, the scope of the term “privacy” is not actually determined or set out in any law, meaning that it is almost entirely subjective and therefore can be complex in application.

Article 378 of the Federal Law No. 3 1987, or the UAE Penal Code, states:

“Whoever publishes news, pictures or comments related to the secrets of private or family life of persons, even if they are true, shall be punished by detention for a period not exceeding one year and by a fine not exceeding ten thousand Dirhams, or by one of these two penalties.”

There is limited guidance as to what “secrets of private or family life” might be, but it would be fair to surmise that if the person themselves had not made a matter public, a third party should not do so. The disclosure of a matter by that person would remove any element of secrecy and render the Article unavailable as the basis for a claim by the supposedly injured party. In that respect, the UAE’s position might be more restrictive than some other jurisdictions.

The UAE Penal Code allows corporate entities to be found guilty of the offenses established by the UAE Penal Code, through the agency of directors, agents and other representatives. A corporate body convicted under these provisions would be liable to pay a fine of up to AED 20,000 and allow for the judges to include a jail sentence of up to 2 years where it is considered to be warranted.

Article 21 of the CCL also addresses the concept of privacy and states that any person who used an Information Network, Electronic Information System or any of the Information Technology Tools in assaulting the privacy of a person shall be punished by imprisonment for at least six months and a fine between AED150,000 (US$40,844) and AED500,000 (US$136,147). Additionally, any person who uses an Electronic Information System or an Information Technology Tool to perform any amendment or processing on a recording, picture or scene for the purpose of defamation or insulting another person or assaulting or violating his or her privacy shall be punished by imprisonment for at least one year and a fine between AED250,000 (US$68,074) and AED500,000 (US$136,147). This is in addition to the fine payable under the UAE Penal Code.

There is no guidance as to what “assaulting the privacy of a person” might mean. The Court has determined that a breach of privacy to simply show a person on a television program without obtaining written consent (and in another case, verbal consent was given but was judged to be imperfect as a consent). Further, by way of example, a man who took a photo of two people fighting in public was found to have breached privacy when he published the photo.

Given this subjectivity and the heavy emphasis placed on privacy by the authorities, anything that is intrinsically “personal” or “sensitive” to another person could be considered private.

Potential Safe Harbor Defense and Third-party Liability

While ordinarily safe harbor defenses would be found in laws relating to copyright in other jurisdictions, the Federal Law No. 7 of 2002 Pertaining to Copyrights and Neighboring Rights, or the Copyright Law, does not contain “safe harbor” provisions designed to immunize intermediaries from liability for copyright damage. In fact, the Copyright Law contains no provision dealing expressly with secondary liability at all. There are no safe harbor defenses in UAE law.

Similarly, the CCL is directed at both owner and operators of an electronic site or information network, so a safe harbor would not be generally available under the CCL either. As such, the CCL may apply to a party that hosts user uploaded content within a chat room or an online voice communication application. Article 39 of the CCL Law provides: “Any owner or operator of an Electronic Site or Information Network who deliberately and knowingly stores or makes available any illegal content or if he fails to remove or blocks access to this illegal content within the period determined in the written notice addressed to him by the competent authorities that states that content is illegal and is available on the Electronic Site or Information Network shall be punished by imprisonment and a fine or by any of these penalties.”

Article 39 of the CCL authorizes a competent authority to issue a takedown notice, and any party that has received such notice is required to respond to the relevant authority. Such takedown requirements are similar to those in other jurisdictions, albeit in practice, takedown notices have not been often issued in the UAE.

In addition, it is possible to interpret the CCL as stating that any entity acting as an intermediary or service provider could commit an offense if it benefits from or unlawfully facilitates a third party’s uses of communication services through its Information Network. Article 35 of the CCL provides that any person who benefited or unlawfully facilitated a third party use of communication services or audio or visual transmission channels through the Information Network or the Information Technology Tool shall be punished by imprisonment for at least one year and a fine between AED250,000 (US$68,074) and AED1,000,000 (US$272,294).

There is little clarity on what the public prosecutors might deem to be “unlawfully facilitating.” Nonetheless, the term may be interpreted to include the act of retaining content that is known to be infringing the CCL. Although there has been no prosecution on the basis of unlawful facilitation of copy infringement, potential prosecution on such grounds cannot be ruled out in the future.

The above laws only require a party to assist claimants in relation to infringing material once the party receives a takedown notice from a competent UAE authority or a UAE Court order. Where such a notice is issued, the notice will specify the period within which the takedown must be done, or the period within which the party must respond, if that option is provided.

Data Protection Laws

There is no comprehensive data protection legislation in the UAE specifically designed to regulate the collection, processing, transfer and/or use of personal data. There are, however, provisions of general application in the context of privacy that may be relevant to the processing of personal data in the UAE. While these types of provisions are not entirely consistent with the approach to data privacy issues addressed in modern data protection laws in other jurisdictions, they should be considered when assessing the legal basis for processing personal information in the UAE, and associated transfers of personal data to recipients outside the UAE.

Of primary relevance are Articles 379 and 380 (bis) of the UAE Penal Code, which provides:

Article 379: “[…] Any individual who, by reason of his profession, craft, circumstance or art is entrusted with a secret and who discloses it in cases other than those permitted by the law, or who uses it for his own advantage or another person’s advantage, shall be punished by imprisonment of at least one year and/or a fine of at least AED20,000 (US$5,446) unless the individual to whom the secret pertains has consented that it be disclosed or used.”

Article 380 (bis): “Detention shall be inflicted upon whoever unrightfully copies, distributes or provides another person with the content of a phone call or message or information or data or any other such things that he examines by virtue of his profession.” The penalty is not specified in the provision, and reference to the criminal procedure rule would indicate that the detention would be between one month and three years.

The term “secret” contained in Article 379 of the UAE Penal Code is undefined, and it could be interpreted to include sensitive personal data.

Telecommunications Law

Voice Over Internet Protocol, or VoIP, services are specifically regulated under Voice over Internet Protocol Policy, or VoIP Policy, issued by the UAE Telecommunications Regulatory Authority, or the TRA, on December 30, 2009. “VoIP Services” are defined for the purposes of the VoIP Policy as “all of the services and technologies that allow transmitting, receiving, delivering and routing of voice telecommunications by means of Internet Protocol (IP).”

Based on a strict interpretation of laws and regulations, VoIP services can only be used in the UAE in limited circumstances where:

•	the VoIP service is provided between users of a “Closed Group Network” where the relevant calls originate and terminate in the UAE in accordance with the TRA’s VoIP Policy; or

•

the VoIP service is a paid service provided through the local public telecommunications service providers licensed by the TRA under Federal Law No 3 Of 2003 Regarding The Organization of The Telecommunications Sector, as amended, or the Telecoms Law.

The sale or supply of telecommunications services to subscribers in the UAE is a regulated activity under the Telecoms Law. No individual or organization is permitted to conduct any regulated activity unless authorized by a license or exempted in accordance with the Telecoms Law. There are currently only two licensed public telecommunications network operators and service providers in the UAE, or the Licensees. The granting of any further public telecommunications licenses is unlikely at this time due to state policy. Importantly, the Licensees are expressly permitted to block VoIP services over their networks which are provided by a person not licensed to do so under the Telecoms Law unless instructed by the TRA to do otherwise.

The TRA issued a statement in March 2015 clarifying that “Voice over Internet Protocol (VoIP) are considered part of the UAE’s regulated activities. The TRA has granted licensed operators the eligibility to provide such services across their networks. Companies wishing to provide such services should coordinate with the UAE’s licensed service providers in this regard.”

However, there are uncertainties in the UAE market regarding the use of VoIP services, as despite the apparently strict legal position concerning the use of VoIP services and the blocking of certain well-known international VoIP service brands in the UAE, many users in the UAE can in fact use various other VoIP applications, such as certain online gaming platforms.

Very recently, there have been media reports that the legal restrictions on the use of VoIP services in the UAE may soon be lifted. To date the TRA has not made any comment on such reports.

Under the Telecoms Law, it is a criminal offense that may be penalized by a fine between AED50,000 (US$13,615) and AED1,000,000 (US$272,294) and/or imprisonment of up to two years to provide regulated telecommunication services without being licensed to do so. It is the supplier, rather than the user, that commits this offense.

In practice, the main enforcement action taken against unlicensed VoIP service providers is for the Licensees to block the VoIP service in the UAE.

Our mobile applications, which enable voice-based, real time communications on the Internet, may be deemed to be VoIP services. See “Risk Factors—Risks Relating to Our Business and Industry—We may be required to obtain and maintain licenses and approvals relating to Internet or telecommunications services in certain jurisdictions.”

Consumer Protection Law

The Federal Law No. 24 of 2006 on Consumer Protection along with Ministerial Resolution No. 12 of 2007 in respect of the Executive Regulations of the Consumer Protection Law, together referred to as the Consumer Protection Laws, define consumers’ rights and obligations and outlines certain protection measures to fight monopoly, overpricing and fraudulent commercial activities against consumers.

According to the Consumer Protection Laws, UAE consumers are granted the following rights:

•	The Right to Safety: to be protected from products, production processes and services that may cause harm to health and safety;

•	The Right to Know: to know the accurate information concerning the goods and services;

•	The Right to Choose: to have multiple options of items and services at competitive prices and quality;

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The Right to Representation: to express opinions to develop the goods, services, prices and availability. The consumer has the right of having his or her opinions listened to, his or her interests represented at official and non-official entities and his or her opinions shall be taken into consideration during the process of developing the commodities and services;

•	The Right to Be Informed: to acquire knowledge and skill and awareness of consumer rights and responsibilities through continuous awareness programs.

The department of economic development in each emirate within the UAE deals with consumer rights issues and implement plans and procedures related to Consumer Protection Laws. It receives consumer complaints and raises consumers’ awareness about their rights and duties.

Regulations Relating to Intellectual Property

Copyright Law

Copyrights are currently regulated in the UAE under the Copyright Law. The Copyright Law protects original expressions of creative works in the fields of literature, art, or the sciences, regardless of the kind or manner of its expression, and regardless of its importance or its purpose. Importantly, the Copyright Law does not protect ideas, but rather the original material produced by virtue of a creative process. There are 12 categories of protected works listed by the Copyright Law:

•	Books, pamphlets, essays, and other written works:

•	Computer programs and applications, databases;

•	Lectures and similar works;

•	Dramatic, musical works;

•	Musical composition with or without words;

•	Sound and audio-visual works;

•	Architectural works, engineering plans and layouts;

•	Works of drawing, painting, sculpture, lithography (fabric, metal, stones, wood) and engravings or any similar works in the scope of fine arts;

•	Photographic works and works analogous to photography;

•	Works of applied art and plastic art; and

•	Illustrations, geographical maps, sketches, three-dimensional works related to geography, topography, and architectural designs, etc.

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Derivative works, subject to the protection afforded to the work(s) upon which they are based. The protection shall extend to the title of the work if created, as well as the creative concept devised for broadcast material.

The Copyright Law provides for the protection of copyright for a duration of the life of the author plus 50 years after his or her death (in which case the rights pass on to his or her next of kin).

Registration is not a prerequisite to legal protection under the Copyright Law. Legal protection is automatic upon the creation of the work. In the event of enforcement of copyright against a third party, the Dubai Department of Economy will require a certificate of registration to be submitted alongside any complaint. For this, the copyright must be registered with the UAE Ministry of Economy.

Authors derive both economic and moral rights in their work. Economic rights are those rights through which the author can reap material benefit, including the exclusive right to reproduce the work, broadcast or rebroadcast the work, publicly perform the work, translate, modify, alter, lease, rent, lend or publish the work. Whereas moral rights are those rights that vest exclusively in the author of a work, and unlike economic rights, they cannot be waived, transferred or assigned. The Copyright Law recognizes four moral rights, namely:

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Right of integrity: the author shall have the right to object to any distortion, mutilation or other modification, or other derogatory action in relation to the relevant work. This is to protect the honor and reputation of the author.

•	Right of attribution/paternity: the author has the right to claim authorship of the work.

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Right of retraction: the author shall have the right to withdraw the work from circulation if there are serious justifications behind this. This right may be enforced through the courts, provided that a fair compensation is given to the affected persons, such as those who have purchased the work legally.

•	Right of divulgation: the author has the right to determine the first publication of his work.

The Copyright Law also covers neighboring rights; namely, rights over performances, sound recordings, broadcastings, with neighboring rights holders also holding their own economic and moral rights, outlined under the Copyright Law.

The Copyright Law permits the transfer of copyright provided it is: (i) made in writing; (ii) the grant clause or scope is specified (for example, to reproduce, translate, adapt and/or display); and (iii) place and duration is also specified.

Copyright infringement exposes the infringer to criminal (including, fine and/or imprisonment), civil (such as compensation) and/or administrative actions (including, seizure, confiscation and destruction of infringing goods, fines, closure of business premise).

Trademark Law

Trademarks are currently regulated in the UAE under Federal Law Number 37 of 1992 and its amendments, or the Trademark Law. The Trademark Law defines a trademark as anything that takes a distinctive form, whether composed of words, names, symbols, images, advertisements, or any other marks or combination of marks. Sounds can also be considered part of a trademark. Trademarks can be registered for goods as well as services. Trademarks must be used either to distinguish goods or services or to inform the consumer as to the source of the goods or services. A trademark must be:

•	Distinctive: trademarks that lack distinctiveness or are otherwise descriptive or generic cannot be registered.

•	Used as a form of identification: a trademark must be used as a form of identification to allow consumers to distinguish goods, products or services as to their origin.

•	Used or intended to be used: one cannot register a trademark just to prevent others from using it, without actually using it or intending to use it.

Trademarks are protected for a period of ten (10) years upon registration with the UAE Ministry of Economy, commencing on the date of first filing; protection can be renewed for a further period of ten (10) years indefinitely. In the event that the registration certificate is not renewed, protection will lapse and the owner will lose all rights in the trademark.

The Trademark Law determines that any person who registers a mark shall be deemed its sole owner. The ownership of such a mark may not be disputed if a registrant uses it uninterruptedly for a period of five (5) years. Importantly, the owner of a registered trademark can prevent any third party from using an identical or confusingly similar mark to distinguish products that are identical, similar or correlated to those for which he has registered his own trademark.

Trademark owners may license their rights to third parties, indicating the duration of the license, quality control provisions, exclusivity and any formalities. Trademark licenses should be registered if the licensee is to bring an action in this respect against third parties. A trademark owner may also assign his or her trademark to a third party. The transfer must be recorded with the UAE Ministry of Economy as proof of consent to the rights being assigned.

Trademark infringements expose the infringer to criminal (including, fine and/or imprisonment), civil (compensation) and/or administrative actions (including, seizure, confiscation and destruction of infringing goods, fines, closure of business premises).

Patent Law

Patents are currently regulated in the UAE under the Federal Law number 17 of 2002 pertaining to Patents, Utility Models, Industrial models and Designs, or the UAE Patents and Designs Law. The application of the UAE Patents and Designs Law is the responsibility of the UAE Ministry of Economy, which administers the filing, prosecution and registration of patents, designs and utility models.

Patent protection in the UAE is granted for inventions that are novel, inventive and useful. Absolute worldwide novelty is required. The term of protection for patents is 20 years from the filing date. Certain items, such as game rules and guides, are considered unpatentable subject matters in the UAE. On the other hand, computer-implemented methods are among patentable subject matters.

There are two routes to patent protection in the UAE, a national route and a regional route. The national route requires the filing of a national application at the UAE Patent Office. The regional route requires the filing of a Gulf Cooperation Council, or GCC, patent application. A GCC patent offers protection in the 6 GCC countries. Accepted applications are published in the UAE Official Gazette after an opposition period of 60 days from the publication date.

Utility models require lesser thresholds of inventiveness, but are subject to the same novelty requirement and, additionally, must be industrially applicable. The life of a utility certificate is 10 years from the date of grant of such utility certificate. Similarly, designs must be innovative, novel (i.e., absolute novelty) and industrially applicable and is valid for a period of ten (10) years.

Regulations Relating to Tax

Value-Added Tax

VAT was introduced at the UAE federal level effective from January 1, 2018. VAT is imposed on the supply of goods and services and on imports of goods and services at the standard rate of 5%, unless the supply or import is subject to the VAT zero rate or exempt from VAT.

Supplies of services fall within the scope of UAE VAT if the place of supply for VAT purposes is located in the UAE. The general rule is that a supply of services is subject to VAT if the supplier has a place of residence for VAT purposes in the UAE. However, the UAE VAT legislation sets out several exceptions concerning the place of supply. Amongst these exceptions, the VAT legislation provides that electronic services that are automatically delivered over the Internet, over an electronic network or over an electronic marketplace are not subject to UAE VAT, if such electronic services are used or enjoyed outside of the UAE.

Corporate Income Tax

Currently, there is no corporate income tax, or CIT, at the federal level in the UAE. The introduction of a CIT at the federal level has been under discussion in the past. However, while there is a possibility that a federal CIT may be introduced in the future, there has been no public announcement in this regard and there is no indication that it would be implemented in the next few years. Certain emirates in the UAE, such as Dubai, have introduced a CIT at the emirates level. Under these emirates-level decrees, CIT is imposed on the net income generated by bodies corporate and branches operating in the emirate, at progressive rates of up to 55%. However, in practice the emirates-level CIT has only been imposed on companies engaged in upstream oil and gas activities. Free zones in the UAE, such as the DCC free zone, provide for an exemption from emirates-level corporate taxes for 15 to 50 years depending on the free zone. In particular, companies set up in the DCC free zone are exempt from emirates-level corporate taxes in connection with the operations carried out within the DCC, for a period of fifty (50) years starting from the date on which the company or its staff commenced to work. There is no withholding tax in the UAE.

China

Regulations Related to Foreign Investment

Foreign Investment Law

The establishment, operation and management of corporate entities in the PRC is governed by the Company Law of the PRC, or the Company Law, which was promulgated by the Standing Committee of the National People’s Congress, or the SCNPC, on December 29, 1993 and last amended and became effective on October 26, 2018. A foreign-invested company is also subject to the Company Law unless otherwise provided in the foreign investment laws.

On March 15, 2019, the National People’s Congress, or the NPC approved the Foreign Investment Law, which became effective on January 1, 2020. On December 26, 2019, the State Council issued the Implementation Rules of the Foreign Investment Law, which became effective on January 1, 2020. The Foreign Investment Law and the Implementation Rules of the Foreign Investment Law replaced three existing laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the Foreign Investment Law, the State Council will publish or approve to publish a catalog for special administrative measures, or the “negative list.” The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” Because the “negative list” has yet to be published, it is unclear whether it will differ from the current 2019 Negative List. The Foreign Investment Law provides that foreign investors shall not invest in the “prohibited” industries, and shall meet the market entry conditions stipulated under the “negative list” for making investment in “restricted” industries.

Furthermore, the Foreign Investment Law provides that foreign-invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the Foreign Investment Law.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local governments shall abide by their commitments to the foreign investors; foreign-invested enterprises are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; mandatory technology transfer is prohibited; and the capital contributions, profits, capital gains, proceeds out of asset disposal, licensing fees of intellectual property rights, indemnity or compensation legally obtained, or proceeds received upon settlement by foreign investors within China, may be freely remitted inward and outward in RMB or a foreign currency. Also, foreign investors or the foreign investment enterprise should be imposed legal liabilities for failing to report investment information in accordance with the requirements.

The Implementation Rules of the Foreign Investment Law provides that foreign-invested enterprises and other domestic enterprises shall be equally treated with respect to, among others, the allocation of governmental funding, land supply, tax treatment, licensing and permits.

Regulations Related to Foreign Investment Restrictions

Investments in the PRC by foreign investors and foreign-invested enterprises were regulated by the Guidance Catalog of Industries for Foreign Investment, or the Catalog, promulgated by the NDRC and the MOFCOM on June 28, 1995, and most recently amended on June 28, 2017. The Catalog listed three categories with regard to foreign investment: “encouraged”, “restricted” and “prohibited.” Industries not listed in the catalog are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws. Establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, foreign investment in restricted category projects is subject to government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Catalog are generally open to foreign investment unless specifically restricted by other PRC regulations. The “encouraged” foreign investment industries in the Catalog were substituted by the Catalog of Industries for Encouraging Foreign Investment (2019 Edition), or the 2019 Encouraging Catalog, and the “restricted” and “prohibited” foreign investment industries in the Catalog were substituted by the Special Management Measures (Negative List) for the Access of Foreign Investment (2019 Edition), or the 2019 Negative List, both of which were promulgated by the NDRC and the MOFCOM on June 30, 2019 and became effective on July 30, 2019.

Regulations Related to Dividend Distribution

The principal regulations governing the distribution of dividends by wholly foreign-owned enterprises include the Company Law, the Foreign Investment Law, the Implementation Rules of the Foreign Investment Law, and the Enterprise Income Tax Law, or the EIT Law, and its implementation rules. Under these regulations, wholly foreign-owned enterprises in the PRC may pay dividends only out of their accumulated profits, if any, as determined in accordance with the PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in the PRC is required to set aside at least 10% of its after-tax profit, as calculated using the PRC accounting standards, each year to its general reserves until its cumulative total reserve funds reach 50% of its registered capital.

Regulations Related to Foreign Exchange

Regulations Related to Foreign Currency Exchange

According to the Foreign Exchange Administration Regulations as last amended on August 5, 2008, the foreign exchange income and expenditure and foreign exchange business operations of Chinese institutions and individuals, as well as the foreign exchange income and expenditure and foreign exchange business operations conducted within the territory of the PRC by overseas institutions and individuals, shall be subject to foreign exchange administration. Renminbi is freely convertible for payments of current account items such as trade and service-related foreign exchange transactions and dividend payments, but is not freely convertible for capital expenditure items such as direct investment, loans or investments in securities outside of the PRC unless the approval from the SAFE, or its local counterpart is obtained in advance.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign invested Enterprises, or the SAFE Circular 19 which was partly amended by the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or the SAFE Circular 16, effective on June 9, 2016. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties.

Regulations Related to Foreign Exchange Registration of Overseas Investment by PRC Resident

SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, an SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents (including individuals and entities) for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 provides that, before making contribution into an SPV, PRC residents are required to complete foreign exchange registration with SAFE or its local branch. Following the initial registration, any major changes such as change in the SPV’s PRC resident shareholders, name of the SPV, term of operation or any increase or reduction of the SPV’s registered capital, share transfer or swap, merger or division, or similar development, shall be registered with SAFE in time. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. However, remedial registration applications made by PRC residents that previously failed to comply with the SAFE Circular 37 continue to fall under the jurisdiction of the relevant local branch of SAFE.

Regulations Related to Tax

Enterprise Income Tax

On March 16, 2007, the NPC issued the PRC Enterprise Income Tax Law, or the EIT Law, which was last amended by the SCNPC on December 29, 2018. The Regulation on the Implementation of the Enterprise Income Tax Law, or the EIT Regulation, was issued by the State Council on December 6, 2007 and became effective on January 1, 2008, and was partly amended on April 23, 2019 and became effective on the same date. Pursuant to the EIT Law and the EIT Regulation, both domestic and foreign-invested enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located in the PRC are considered resident enterprises. The defined term “de facto management bodies” are“ establishments that carry out substantial and overall management and control over production and operations, personnel, accounting, and properties” of the enterprise. If an enterprise is considered a PRC resident enterprise under the above definition, its global income will be subject to enterprise income tax at the rate of 25%. The Notice on Issues about the Determination of Chinese-Controlled Enterprises Registered Abroad as Resident Enterprises on the Basis of Their Body of Actual Management issued by the State Administration of Taxation, or the SAT, on April 22, 2009 and effective on January 1, 2008 and partly amended on December 29, 2017 and effective on the same date, sets up a more specific definition of the “de facto management bodies” standard.

Value-Added Tax

The State Council issued the Interim Regulation on Value Added Tax, or the VAT, on December 13, 1993, which was last amended on November 19, 2017. The Detailed Rules for the Implementation of the Interim Regulation on VAT was issued by the Ministry of Finance, or the MOF, on December 25, 1993 and last amended on October 28, 2011. According to the Interim Regulation on VAT and Detailed Rules for the Implementation of the Interim Regulation on VAT, entities and individuals selling goods in the PRC or providing processing services, repair services and importation services should be subject to VAT, and the payable tax amount shall be calculated by deducting input tax for the current period from output tax for the current period.

The Notice of Taxation on Implementing the Pilot Program of Replacing Business Tax with VAT in an All-round Manner was issued jointly by the MOF and SAT on March 23, 2016, partly amended by the MOF, SAT and the General Administration of Customs on March 20, 2019 and became effective on April 1, 2019, according to which the countrywide pilot practice of levying VAT in lieu of business tax, or the Pilot Practice, has been carried out since May 1, 2016. According to the specific regulatory documents for the Pilot Practice, including the Implementation Measures for the Pilot Practice of Levying VAT in lieu of Business Tax, the VAT rates vary from 17%, 11%, 6%, 3% to 0% for taxpayers incurring taxable activities. According to the Notice of the MOF and SAT on Adjusting the Value-added Tax Rate effective on May 1, 2018 and the Announcement of the Ministry of Finance, the SAT and the General Administration of Customs on Relevant Policies for Deepening the Value-Added Tax Reform promulgated on March 20, 2019, which came into effect on April 1, 2019, the VAT rates on sales activities and import of goods that were previously 17% and 11%, respectively, were adjusted to 13% and 9%, respectively.

Withholding Income Tax

According to the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income issued by the SAT on August 21, 2006 and that came into effect on December 8, 2006, if the shareholders of a PRC company are Hong Kong residents holding at least 25% of the registered capital of the PRC company, a withholding tax rate of 5% applies to any dividends declared by the PRC company, or if the shareholders of a PRC company are Hong Kong residents holding less than 25% of registered capital, a withholding income tax rate of 10% applies. According to the Announcement of SAT on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of Treaty Benefits issued on October 14, 2019 and effective on January 1, 2020, the withholding tax rate of 5% does not automatically apply. To enjoy the treatment of the dividend clause of a tax treaty, an enterprise shall apply to the local competent tax authorities for approval.

On February 3, 2018, the SAT issued the Announcement on Matters Concerning “Beneficial Owners” in Tax Treaties, which became effective on April 1, 2018, according to which, when determining an applicant’s “beneficial owner” status regarding tax treatments in connection with dividends, interests or royalties in tax treaties, several factors set forth below will be taken into account, although the actual analysis will be fact-specific: (i) whether the applicant is obligated to pay more than 50% of his or her income in 12 months to residents in a third country or region; (ii) whether the business operated by the applicant constitutes a substantial business operation; and (iii) whether the counterparty country or region to the tax treaties does not levy any tax or grants tax exemption on relevant income or levies tax at an extremely low rate. The applicants shall submit relevant documents to the competent tax authorities to prove his or her “beneficial owner” status.

Regulations Related to Employment

On July 5, 1994, the SCNPC promulgated the Labor Law, which was last amended on December 29, 2018 and became effective on the same date. The Labor Law provides that employees are entitled to equal opportunities in employment, selection of occupations, receiving labor remuneration, rest days and holidays, protection of occupational safety and healthcare, social insurance and welfare. On June 29, 2007, the SCNPC adopted the Labor Contract Law, which was last amended on December 28, 2012 and came into effect on July 1, 2013. The Labor Contract Law requires every employer to enter into a written contract of employment with each of its employees. The employer shall not force the employees to work beyond the time limit and each employer must pay overtime compensation to its employees.

The Social Insurance Law was issued by the SCNPC on October 28, 2010, last amended on December 29, 2018 and effective on the same date. Under the Social Insurance Law, an employee shall participate in five types of social insurance funds, including pension insurance, medical insurance, unemployment insurance, maternity insurance and occupational injury insurance. If the employer fails to fully contribute to social insurance funds on time, the collection agency for such social insurance may demand the employer to make full payment or to pay the shortfall within a set period and collect a late charge. If the employer fails to pay after the due date, the relevant government administrative body may impose a fine on the employer. In accordance with the Regulation on the Administration of Housing Funds issued by the State Council on April 3, 1999 and last amended on March 24, 2019 and came into effect on the same date, enterprises must register with the competent managing center for housing funds and shall contribute to the Housing Fund for any employee on its payroll. Where an employer fails to pay up housing funds within the prescribed time limit, the employer may be fined and ordered to make payment within a certain period.

Regulations Related to Employee Stock Incentive Plan

SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues concerning the Administration of Foreign Exchange Used for Domestic Individuals’ Participation in Equity Incentive Plans of Companies Listed Overseas, or the Stock Option Rules in February 2012. Under the Stock Option Rules and other relevant rules and regulations, domestic individuals, which means the PRC residents and non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, who participate in a stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly-listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. The PRC agents must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents. In addition, SAFE Circular 37 provides that PRC residents who participate in a share incentive plan of an overseas unlisted special purpose company may register with SAFE or its local branches before exercising rights.

Regulations Related to M&A Rules and Overseas Listings

On August 8, 2006, six PRC regulatory agencies jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules, among other things, require that (i) PRC entities or individuals obtain MOFCOM approval before they establish or control an SPV overseas, provided that they intend to use the SPV to acquire their equity interests in a PRC company at the consideration of newly issued share of the SPV, or Share Swap, and list their equity interests in the PRC company overseas by listing the SPV in an overseas market; (ii) the SPV obtains MOFCOM’s approval before it acquires the equity interests held by the PRC entities or PRC individual in the PRC company by Share Swap; and (iii) the SPV obtains CSRC approval before it lists overseas.

In addition, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, on August 25, 2011, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Regulations, which became effective on September 1, 2011, to implement Circular 6. Under Circular 6 and the MOFCOM Security Review Regulations, if MOFCOM decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under the Circular 6, to carry out the security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions.

Regulations Related to Leasing

Pursuant to the Law on Administration of Urban Real Estate which took effect in January 1995 with the latest amendment in August 2019, lessors and lessees are required to enter into a written lease contract and both lessor and lessee are also required to register the lease with the real estate administration authorities.

According to the PRC Contract Law which took effect in October 1999, the lessee may sublease the leased premises to a third party, subject to the consent of the lessor. Where the lessee subleases the premises, the lease contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the lease contract if the lessee subleases the premises without the consent of the lessor. In addition, if the lessor transfers the premises, the lease contract between the lessee and the lessor should still remain valid.

Others

Regulations Relating to Personal Privacy and Data Protection

The GDPR, which came into effect on May 25, 2018, increased our burden of regulatory compliance and requires us to change certain of our privacy and data security practices in order to achieve compliance. The

GDPR implements more stringent operational requirements for processors and controllers of personal data, including, for example, requiring expanded disclosures about how personal information is to be used, limitations on retention of information, mandatory data breach notification requirements, higher standards for data controllers to demonstrate that they have obtained either valid consent or have another legal basis in place to justify their data processing activities, expanded definition of personal data, higher consent standards for processing personal data, new individual rights to be forgotten, conducting data protection impact assessment (DPIA) to identify and reduce risks of a data processing activity, appointing data protection officer where applicable and additional obligations relating to contracting with service providers that may process personal data. The GDPR further provides that EU member states may make their own additional laws and regulations in relation to certain data processing activities, which could further limit our ability to use and share personal data and could require localized changes to our operating model. Under the GDPR, fines of up to Euro 20 million or up to 4% of an organization’s total worldwide annual turnover for the preceding financial year, whichever is higher, may be imposed by data protection supervisory authorities for non-compliance, which significantly increases our potential financial exposure for noncompliance. However, in the absence of precedence and guidance from EU regulators, the application of GDPR to, and its enforcement on, Internet services providers without physical establishment in EU remains uncertain. Moreover, the implementation of the GDPR may require substantial amendments to our procedures and policies, and these changes could impact our business by increasing its operational and compliance costs. These regulations regarding data privacy are increasing in number, as well as levels of enforcement, as manifested in increased amounts of fines and the severity of other penalties. We expect that personal privacy and data protection will receive greater attention and focus from regulators, as well as public scrutiny and attention. While we have adopted certain policies and procedures pursuant to the GDPR, including but not limited to the privacy policy and certain internal data protection policy, these policies and procedures may need to be updated when additional information concerning the best practices is made available through guidance from regulators or published enforcement decisions and further detailed policies may need to be adopted in the future in order to ensure our compliance with the GDPR.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information relating to our directors and executive officers as of the date of this prospectus.

Name	Age	Position/Title

Tao Yang	43	Chairman and Chief Executive Officer

Saifi Ismail	38	Director and President

Jianfeng Xu	32	Director and Chief Operating Officer

Osman Sultan**	62	Independent director appointee

David Cui**	51	Independent director appointee

Yang Hu	38	Chief Financial Officer

**	Has accepted appointment as our independent director, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

Tao Yang has been the Chairman of the board of directors of our company since February 2018. Mr. Yang has also served as the Chief Executive Officer of our company since January 2016. Prior to founding our company, Mr. Yang served as a manager of ZICT Technology Co., Ltd., from June to December 2015. From September 2013 to June 2015, Mr. Yang worked as vice president of Beijing Feinno Communication Technology Co., Ltd. Prior to that, he worked at ZTE Corporation for more than 10 years and was the general manager of ZTE Corporation Abu Dhabi Branch before he left ZTE Corporation. Mr. Yang holds a master’s degree in computer science from Northeastern University in China and a bachelor’s degree in computer science from the same school.

Saifi Ismail has been a director of our company since August 2020. Mr. Ismail has been a member of our management team since October 2019 and currently serves as the President of our company. Prior to joining our company, Mr. Ismail served as the director of modern trade at Etisalat, a telecommunications services provider based in the UAE, from 2013 to 2019. From 2010 to 2013, Mr. Ismail worked as a vice president of sales and business development at NetComm Wireless. Prior to that, he worked as a manager of devices at Etisalat. Mr. Ismail holds a post graduate certificate in management from Macquarie University in Australia and a bachelor’s degree of computer engineering from Jordan University of Science and Technology.

Jianfeng Xu has been a director of our company since May 2018. Mr. Xu has been a member of our management team since January 2016 and currently serves as the Chief Operating Officer of our company. Prior to founding our company, Mr. Xu served as a manager of ZICT Technology Co., Ltd. from June to December 2015. From December 2013 to June 2015, Mr. Xu worked at Beijing Feinno Communication Technology Co., Ltd., where he focused on business development and marketing in MENA. Mr. Xu holds a bachelor’s degree in computer science from University of Wollongong in Australia.

Osman Sultan will serve as one of our independent directors upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Mr. Sultan has over 30 years of experience in the telecommunication industry. He is the founder and chairman of Fikra Tech, a company established in 2020 that provides advisory services for telecommunication digital transformation. Before founding Fikra Tech, Mr. Sultan served as the founding chief executive officer of Emirates Integrated Telecommunications Company (DU) UAE, a telecommunication services operator in the UAE, from 2006 to 2019. Prior to that, he served as the founding chief executive officer of Egyptian Company for Mobile Services (ECMS) and Mobinil Telecommunications Company, the first operator providing mobile telecommunications services in Egypt and is publicly traded on the Cairo stock exchange, from 1998 to 2005. Mr. Sultan holds a master’s degree in material sciences from Institut Galilee, Paris University 13 in France.

David Cui will serve as one of our independent directors upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Mr. Cui is currently serving as the chief financial officer of Huami Corporation since August 2017, and his tenure at Huami Corporation is expected to end on October 1, 2020. Mr. Cui has also served as an independent non-executive director of Inke Limited, a leading Chinese mobile live streaming company listed on the Hong Kong Stock Exchange, since June 23, 2018, and 9F, Inc, a Nasdaq-listed leading digital financial account platform in China, since August 2019. Mr. Cui has extensive experience in public accounting and financial management. From August 2015 to April 2017, Mr. Cui was the chief financial officer of China Digital Video Holdings Limited, a company listed on the Hong Kong Stock Exchange. Prior to that, Mr. Cui was an independent financial advisor to high growth companies on business strategies, fund raising, corporate governance and accounting matters. From April 2011 to August 2013, Mr. Cui was the chief financial officer in iKang Healthcare Group, Inc., a company listed on Nasdaq. He was an audit senior manager of Deloitte Touche Tohmutsu, China from April 2007 to April 2011. Prior to that, Mr. Cui was the financial reporting manager of Symantec Corporation. From April 2004 to August 2006, he served as an audit manager of Ernst & Young, California. Mr. Cui was a senior auditor in the Audit and Advisory Services practice of Health Net, Inc., California from May 2001 to April 2004. From January 1996 to May 2001, Mr. Cui worked in public accounting in Canada and the United States. Mr. Cui has a bachelor’s degree in business administration from Simon Fraser University, Canada and is a licensed CPA in the United States and Canada.

Yang Hu has served as the Chief Financial Officer of our company since June 2020. Ms. Hu joined our company in September 2018 and was serving as our finance director prior to her appointment as our Chief Financial Officer. Prior to joining our company, Ms. Hu served as the finance director of Qianbao Jinfu (Beijing) Technology Co., Ltd. from October 2017 to September 2018. Prior to that, Ms. Hu worked at ZTE Corporation from September 2008 to August 2017, where she focused on corporate finance in both China and the Middle East. Ms. Hu holds a master’s degree in economics from Xi’an Jiaotong University.

Board of Directors

Our board of directors will consist of five directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract or any proposed contract or arrangement in which he is interested, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided (a) such director has declared the nature of his interest at the meeting of the board at which the question of entering into the contract or arrangement is first considered if he knows his interest then exists, or in any other case at the first meeting of the board after he knows he is or has become so interested, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	conducting and managing the business of our company;

•	representing our company in contracts and deals;

•	appointing attorneys for our company;

•	select senior management such as managing directors and executive directors;

•	providing employee benefits and pension;

•	managing our company’s finance and bank accounts;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	exercising any other powers conferred by the shareholders meetings or under our memorandum and articles of association, as amended and restated from time to time.

Terms of Directors and Executive Officers

Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders, pursuant to our third amended and restated memorandum and articles of association. Each of our directors will hold office until his or her successor takes office or until his or her earlier death, resignation or removal or the expiration of his or her term as provided in the written agreement with our company, if any. A director will cease to be a director if, among other things, the director (i) dies, or becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the company, or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated. Our officers are elected by and serve at the discretion of the board of directors.

Pursuant to our shareholders agreement dated May 23, 2018 and our amended and restated memorandum and articles of associations dated November 20, 2019, we have granted (i) JOLLY UNIQUE LIMITED the right to appoint and remove one director as long as it owns not less than 7% of our issued and outstanding shares and (ii) Tao Yang, Xuecai Feng and Jianfeng Xu the right to appoint and remove three directors. The board representation rights as provided under the shareholders agreement are expected to be terminated upon completion of this offering. We also expect to adopt our third memorandum and articles of associations immediately prior to the completion of this offering.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. We will adopt a charter for each of the committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee will initially consist of Mr. David Cui and Mr. Osman Sultan. Mr. David Cui will be the chairperson of our audit committee. Mr. David Cui satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Each of Mr. David Cui and Mr. Osman Sultan satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual and will meet the criteria for independence set forth in Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended, or the Exchange Act. Our audit committee will consist solely of independent directors within one year of this offering.

The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our audit committee is responsible for, among other things:

•	selecting the independent auditor;

•	pre-approving auditing and non-auditing services permitted to be performed by the independent auditor;

•

annually reviewing the independent auditor’s report describing the auditing firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the independent auditors and all relationships between the independent auditor and our company;

•	setting clear hiring policies for employees and former employees of the independent auditors;

•	reviewing with the independent auditor any audit problems or difficulties and management’s response;

•	reviewing and, if material, approving all related party transactions on an ongoing basis;

•	reviewing and discussing the annual audited financial statements with management and the independent auditor;

•	reviewing and discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

•	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

•	discussing earnings press releases with management, as well as financial information and earnings guidance provided to analysts and rating agencies;

•	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on our financial statements;

•	discussing policies with respect to risk assessment and risk management with management, internal auditors and the independent auditor;

•

timely reviewing reports from the independent auditor regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within U.S. GAAP that have been discussed with management and all other material written communications between the independent auditor and management;

•

establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately, periodically, with management, internal auditors and the independent auditor; and

•	reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee will initially consist of Mr. Tao Yang, Mr. Jianfeng Xu and Mr. David Cui. Mr. Tao Yang will be the chairperson of our compensation committee. Mr. David Cui satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual.

Our compensation committee is responsible for, among other things:

•	reviewing, evaluating and, if necessary, revising our overall compensation policies;

•	reviewing and evaluating the performance of our directors and senior officers and determining the compensation of our senior officers;

•	reviewing and approving our senior officers’ employment agreements with us;

•	setting performance targets for our senior officers with respect to our incentive—compensation plan and equity-based compensation plans;

•

administering our equity-based compensation plans in accordance with the terms thereof; and such other matters that are specifically delegated to the remuneration committee by our board of directors from time to time.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will initially consist of Mr. Tao Yang, Mr. Saifi Ismail and Mr. Osman Sultan. Mr. Tao Yang will be the chairperson of our nominating and corporate governance committee. Mr. Osman Sultan satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•

advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Compensation of Directors and Executive Officers

In 2019, we paid aggregate cash compensation of US$0.5 million to our directors and executive officers as a group. We did not pay any other cash compensation or benefits in kind to our directors and executive officers. Our operating subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance and other statutory benefits. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

For information regarding share awards granted to our directors and executive officers, see “—Share Incentive Plans.”

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, willful misconduct or gross negligence to our detriment, or serious breach of duty of loyalty to us. We may also terminate an executive officer’s employment without cause upon three-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a three-month advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our business partners, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and to assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach service providers, business partners or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us.

We intend to enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we may agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Share Incentive Plans

2018 Plan

On June 22, 2018, we adopted a share incentive plan, which allows us to grant options, restricted shares, restricted share units and other share-based awards to our employees, directors and consultants. The share incentive plan, which was amended and restated on November 19, 2019 and was further amended on June 28, 2020. Such share incentive plan is referred to as the 2018 Plan in this prospectus. 41,733,506 ordinary shares have been reserved for issuance in connection with the 2018 Plan.

Administration

The 2018 Plan is administered by (i) the compensation committee, (ii) such other committee of the board to which the board delegates the power to administer the 2018 Plan or (iii) the board. The administrator will determine the provisions and terms and conditions of each equity award.

Change in Control

In the event of a change in control, the administrator may provide for (i) acceleration of the vesting, in whole or in part, of any equity award, (ii) purchase of any equity award or (iii) the assumption, conversion or replacement of any equity award.

Term

Unless terminated earlier, the 2018 Plan will continue in effect for a term of ten years from the date of its adoption.

Award Agreements

Equity awards granted under the 2018 Plan are evidenced by award agreements that set forth the terms, conditions and limitations for each award, which must be consistent with the 2018 Plan.

Vesting Schedule

The vesting schedule of each equity award granted under the 2018 Plan will be set forth in the award agreement for such equity award.

Amendment and Termination

The board of directors may at any time amend or terminate the 2018 Plan, subject to certain exceptions.

Option Grants

Since the adoption of the 2018 Plan, we have granted options to certain directors, officers and employees. As of the date of this prospectus, options to purchase 41,733,506 ordinary shares are outstanding.

Unless approved by the administrator, options granted under the 2018 Plan may not be exercised before the first date on which the ADSs are publicly traded on the NYSE.

The table below summarizes, as of the date of this prospectus, the options we have granted to our directors and executive officers under the 2018 Plan.

Name	Position	Ordinary Shares Underlying Options Awarded	Option Exercise Price (US$)	Grant Date	Option Expiration Date
Tao Yang	Chairman and Chief Executive Officer	5,000,000	0.22	June 30, 2019	June 30, 2029
		5,000,000	0.35	June 28, 2020	June 28, 2030
Saifi Ismail	Director and President	*	0.10	December 31, 2019	December 31, 2029
Jianfeng Xu	Director and Chief Operating Officer	4,200,000	0.22	June 30, 2019	June 30, 2029
Osman Sultan**	Independent director appointee	*	0.23	August 1, 2020	August 1, 2030
Yang Hu	Chief Financial Officer	*	0.18	June 30, 2019	June 30, 2029

*	Less than 1% of our outstanding shares, assuming conversion of our preferred shares into ordinary shares.
**	Osman Sultan has accepted appointment as our independent director, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

As of the date of this prospectus, other employees as a group held outstanding options to purchase 26,913,506 ordinary shares of our company under the 2018 Plan, at exercise prices ranging from US$0.10 to US$0.35 per share.

2020 Plan

In August 2020, our board of directors adopted the 2020 Plan. The 2020 Plan allows us to grant share options, restricted shares, restricted share units and other share-based awards to our employees, directors and consultants. The maximum number of ordinary shares that may be subject to equity awards pursuant to the 2020

Plan is 2,492,603 initially and shall on each January 1 automatically increase to 2% of the total number of Class A and Class B ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year if the maximum number of Class A ordinary shares that may be subject to equity awards pursuant to the 2020 Plan falls below such limit.

As of the date of this prospectus, no share awards have been granted under the 2020 Plan.

Administration

The 2020 Plan is administered by (i) the compensation committee, (ii) such other committee of the board to which the board delegates the power to administer the 2020 Plan or (iii) the board in the event of the absence of any such committee.

Change in Control

In the event of a change in control, the administrators may provide for acceleration of equity awards, purchase of equity awards from holders, provide for assumption, conversion or replacement of equity awards or combination of the foregoing.

Term

Unless terminated earlier, the 2020 Plan will continue in effect for a term of ten years.

Award Agreement

All equity awards granted under the 2020 Plan are evidenced by an award agreement providing for the number of ordinary shares subject to the award, and the terms and conditions of the award, which must be consistent with the 2020 Plan.

Vesting

The administrator determines the vesting schedule of each equity award granted under the 2020 Plan.

Amendment and Termination

The board of directors may at any time amend or terminate the 2020 Plan, subject to certain exceptions.

PRINCIPAL AND SELLING SHAREHOLDER

The following table sets forth information as of the date of this prospectus with respect to the beneficial ownership of our ordinary shares by:

•	each of our directors and executive officers;

•	each person known to us to own beneficially 5.0% or more of our ordinary shares; and

•	the selling shareholder.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option or other right or the conversion of any other security.

The total number of ordinary shares outstanding as of the date of this prospectus is 124,630,130, assuming conversion of all convertible redeemable preferred shares into ordinary shares.

The total number of ordinary shares outstanding after completion of this offering will be             , comprising              Class A ordinary shares and 24,734,013 Class B ordinary shares, which is based upon (i) the designation of 24,734,013 ordinary shares beneficially owned by Mr. Tao Yang into 24,734,013 Class B ordinary shares on a one-for-one-basis upon the completion of this offering; (ii) the designation of all of the remaining outstanding ordinary shares and automatic conversion of all our outstanding convertible redeemable preferred shares into 99,896,117 Class A ordinary shares on a one-for-one-basis upon the completion of this offering; and (iii)              Class A ordinary shares issued in connection with this offering (assuming the underwriters do not exercise their option to purchase additional ADSs), but excludes (a) 41,733,506 ordinary shares issuable upon the exercise of outstanding share options under the 2018 Plan; and (b) 2,492,603 ordinary shares initially reserved for future issuance under the 2020 Plan.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Being Sold in This Offering	Ordinary Shares Beneficially Owned After This Offering
	Number	Percent	Number	Class A ordinary shares	Class B ordinary shares	Percentage of total ordinary shares on an as-converted basis	Percentage of aggregate voting power**
Directors and Executive Officers:***
Tao Yang(1)	61,429,518	48.8
Saifi Ismail	—	—
Jianfeng Xu(2)	12,216,326	9.7
Osman Sultan****	—	—
David Cui****	—	—
Yang Hu	*	*

Directors and Executive Officers as a Group	73,745,844	58.1
Principal Shareholders
YooYoo Limited(3)	59,734,013	47.9
Jolly Unique Limited(4)	27,272,727	21.9
WindBell Limited(2)	11,166,326	9.0
SIG Global China Fund I, LLLP(5)	9,090,909	7.3
Selling Shareholder
WindBell Limited(2)	11,166,326	9.0

*	Beneficially owns less than 1% of our outstanding shares.

**

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

***	The business address for our directors and executive officers is #238, Building 16, Dubai Internet City, Dubai, United Arab Emirates.
****

Each of Osman Sultan and David Cui has accepted their appointment to be an independent director of our company, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

(1)

Represents (i) 51,817,279 ordinary shares and 7,916,734 ordinary shares issuable upon conversion of 7,916,734 Series Pre-A preferred shares held by YooYoo Limited, (ii) 445,505 Series Angel preferred shares held by Allies Partners Limited and (iii) 1,250,000 share options vested on June 30, 2020 under the 2018 Plan. YooYoo Limited is a business company with limited liability incorporated under the laws of the British Virgin Islands with its registered office at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. YooYoo Limited is ultimately controlled by a trust of which Mr. Yang is the settlor and Mr. Yang and his family members are beneficiaries. Under the terms of this trust, Mr. Yang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by YooYoo Limited in our company. Allies Partners Limited is a business company with limited liability incorporated under the laws of the British Virgin Islands with its registered office at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Allies Partners Limited is wholly owned by Allies Group Limited, which is in turn wholly owned by Ms. Lei Liu, the spouse of Mr. Tao Yang.

(2)

Represents (i) 10,166,080 ordinary shares and 1,000,246 ordinary shares issuable upon conversion of 1,000,246 Series Pre-A preferred shares held by WindBell Limited and (ii) 1,050,000 share options vested on June 30, 2020 under the 2018 Plan. WindBell Limited is a business company with limited liability incorporated under the laws of the British Virgin Islands with its registered office at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands. WindBell Limited is ultimately controlled by a trust of which Mr. Xu is the settlor and Mr. Xu and his family members are beneficiaries. Under the terms of this trust, Mr. Xu has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by WindBell Limited in our company.

(3)

Represents 51,817,279 ordinary shares and 7,916,734 ordinary shares issuable upon conversion of 7,916,734 Series Pre-A preferred shares held by YooYoo Limited. For further information on YooYoo Limited, see footnote 1.

(4)

Represents 27,272,727 ordinary shares issuable upon conversion of 27,272,727 Series A preferred shares held by JOLLY UNIQUE LIMITED, a business company with limited liability incorporated under the laws of the British Virgin Islands with its registered office at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. JOLLY UNIQUE LIMITED is owned by Orchid Asia VII, L.P. as to 93% and Orchid Asia VII Co-Investment, Limited as to 7%. The general partner of Orchid Asia VII, L.P. is OAVII Holdings, L.P., whose general partner is Orchid Asia VII GP, Limited. Orchid Asia VII GP, Limited is wholly owned by Orchid Asia V Group Management Limited, which is wholly owned by Orchid Asia V Group, Limited, which is in turn wholly owned by AREO Holdings Limited. Orchid Asia VII Co-Investment, Limited is wholly owned by AREO Holdings Limited, which is in turn indirectly controlled by Ms. Lai Ming Lam. Mr. Tao Huang, a directorate general manager of Orchid Asia Group, served as a director of our company from May 2018 to August 2020.

(5)

Represents 9,090,909 ordinary shares issuable upon conversion of 9,090,909 Series A preferred shares held by SIG Global China Fund I, LLLP. SIG Global China Fund I, LLLP is a limited liability partnership organized under the laws of Delaware with its registered office at One Commerce Center, 1201 N. Orange Street, Suite 715 in the City of Wilmington, 19801. SIG Asia Investment, LLLP, a Delaware limited liability limited partnership, is the investment manager for SIG Global China Fund I, LLLP pursuant to an investment management agreement and, as such, has discretionary authority to vote and dispose of the 9,090,909 Series A Preferred Shares. In addition, Heights Capital Management, Inc., a Delaware Corporation, is the investment manager for SIG Asia Investment, LLLP pursuant to an investment management agreement and, as such, has discretionary authority to vote and dispose of the 9,090,909 Series A Preferred Shares. Arthur Dantchik, in his capacity as president of SIG Asia Investment, LLLP, and vice president of Heights Capital Management, Inc. may also be deemed to have investment discretion over the shares held by SIG Global China Fund I, LLLP. Mr. Dantchik disclaims any such investment discretion or beneficiary ownership with respect to these shares.

As of the date of this prospectus, a total of 9,090,909 preferred shares, which will be converted into our ordinary shares on a one-for-one basis upon completion of this offering, are held by one record holder in the United States, representing 7.3% of our total outstanding shares on an as-converted basis. We are not aware of any of our shareholders being affiliated with a registered broker-dealer or being in the business of underwriting securities.

In February 2018, Mr. Tao Yang, Mr. Jianfeng Xu and Mr. Xuecai Feng entered into an agreement to vote their shares in our company in concert. The agreement was terminated in October 2019.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

The selling shareholder named above acquired its shares in offerings that were exempted from registration under the Securities Act of 1933, as amended, or the Securities Act, because such offerings involved either private placements or offshore sales to non-U.S. persons.

RELATED PARTY TRANSACTIONS

Private Placements

See “Description of Share Capital—History of Securities Issuances.”

Shareholders Agreement

See “Description of Share Capital—Registration Rights.”

Employment Agreements and Indemnification Agreements

See “Management—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Management—Share Incentive Plans.”

Transactions with Co-founders

On July 1, 2018, our co-founders, namely Mr. Tao Yang, Mr. Jianfeng Xu and Mr. Xuecai Feng, and FYXTech BVI entered into a loan agreement, pursuant to which FYXTech BVI agreed to provide loans of up to US$12 million to the co-founders. As of December 31, 2018, the outstanding amount of the loans to the co-founders was US$10.3 million. As FYXTech BVI ceased to be consolidated within our group upon the completion of the Reorganization, the balance of the loans to the co-founders was not included in our consolidated balance sheet as of December 31, 2018. The co-founders repaid the outstanding amount to FYXTech BVI in December 2019.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised), as amended, of the Cayman Islands, which is referred to as the Companies Law below, and the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital was US$50,000 consisting of 500,000,000 shares, divided into (i) 448,763,811 ordinary shares of par value US$0.0001 each, (ii) 4,955,327 series Angel preferred shares of par value US$0.0001 each, (iii) 9,917,226 series Pre-A preferred shares of par value US$0.0001 each, and (iv) 36,363,636 series A preferred shares of par value US$0.0001 each.

As of the date of this prospectus, there were 73,393,941 ordinary shares and 51,236,189 convertible preferred shares issued and outstanding.

Upon the closing of this offering, we will have              Class A ordinary shares and 24,734,013 Class B ordinary shares issued and outstanding (or              Class A ordinary shares and 24,734,013 Class B ordinary shares if the underwriters exercise in full the over-allotment option), excluding Class A ordinary shares issuable upon the exercise of outstanding options under the 2018 Plan and Class A ordinary shares reserved for future issuance under the 2020 Plan. All of our ordinary shares issued and outstanding prior to the completion of the offering are and will be fully paid, and all of our ordinary shares to be issued in the offering will be issued as fully paid. Our authorized share capital post-offering will be US$50,000 divided into 400,000,000 Class A ordinary shares and 100,000,000 Class B ordinary shares with a par value of US$0.0001 each.

Our third amended and restated memorandum and articles of association will become effective immediately prior to the completion of this offering. The following are summaries of material provisions of our third amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

General

All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law, our articles of association and the common law of the Cayman Islands.

Voting Rights

In respect of all matters upon which the ordinary shares are entitled to vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes, voting together as one class. Voting at any meeting of shareholders is by show of hands unless a poll is demanded.

An ordinary resolution to be passed at a general meeting by the shareholders requires the affirmative vote of a simple majority of votes attached to the ordinary shares cast in a general meeting, while a special resolution to be passed at a general meeting requires the affirmative vote of not less than two-thirds of votes cast attached to the ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our third amended and restated memorandum and articles of association.

Conversion

Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equivalent number of Class A ordinary shares.

Transfer of Ordinary Shares

Subject to the restrictions contained in our third amended and restated articles of association, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up, or which is issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists, or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•	a fee of such maximum sum as the NYSE may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer, they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the NYSE, be suspended and the register of members closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 days in any year as our board may determine.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Repurchase and Redemption of Ordinary Shares

The Companies Law, our third amended and restated articles of association permit us to purchase our own shares. Subject to the provisions of the Companies Law and other applicable law, in accordance with our third amended and restated articles of association and provided the necessary shareholders or board approval have been obtained, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner, including out of capital, as may be determined by the board of directors.

Variations of Rights of Shares

If at any time, our share capital is divided into different classes of shares, the rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. Consequently, the rights of any class of shares cannot be detrimentally altered without an affirmative vote of not less than two-thirds of all of the shares in that class. The rights conferred upon the holders of the shares or any class of shares shall not, unless otherwise expressly provided by the terms of issue of such shares, be deemed to be varied by the creation, redesignation, or issue of shares ranking pari passu with such shares.

General Meetings of Shareholders

Shareholders’ meetings may be convened by a majority of our board of directors. Advance notice of at least ten clear days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of the holders of a majority of the aggregate voting power of all of the ordinary shares present in person or by proxy.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will in our articles provide our shareholders with the right to inspect our list of shareholders and to receive annual audited financial statements. See “Where You Can Find More Information.”

Changes in Capital

We may from time to time by ordinary resolution:

•	increase our share capital by such sum as the resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as we in general meeting may determine;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•

by subdivision of its existing shares or any of them divide the whole or any part of our share capital into shares of smaller amount than is fixed by our third amended and restated memorandum of association ; or

•	cancel any shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any person.

We may by special resolution reduce our share capital or any capital redemption reserve in any manner permitted by law.

Exempted Company

We are an exempted company with limited liability incorporated under the Companies Law. The Companies Law in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of members is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue no par value shares;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. Upon the closing of this offering, we will be subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. We currently intend to comply with the NYSE rules in lieu of following home country practice after the closing of this offering. The NYSE rules require that every company listed on the NYSE hold an annual general meeting of shareholders. In addition, our third amended and restated articles of association allow our directors to call special meetings of shareholders pursuant to the procedures set forth in our articles.

Differences in Corporate Law

The Companies Law is modeled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by a special resolution of the members of each constituent company.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent seventy-five per cent in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our third amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs, charges, actions and expenses incurred in their capacities as such unless such actions, costs, charges, losses, damages and expenses arise from dishonesty or fraud which may attach to such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our third amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in the Memorandum and Articles of Association

Some provisions of our third amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our third amended and restated memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Our third amended and restated articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Neither Cayman Islands law nor our third amended and restated articles of association allow our shareholders to requisition a shareholders’ meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our third amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our third amended and restated articles of association, directors may be removed by an ordinary resolution of the shareholders.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Companies Law of the Cayman Islands and our third amended and restated articles of association, our company may be dissolved, liquidated or wound up by the vote of holders of not less than two-thirds of votes cast by shareholders attending and voting at a meeting or the unanimous written resolution of all shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our third amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our third amended and restated memorandum and articles of association may only be amended by a special resolution of the shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our third amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our third amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Directors’ Power to Issue Shares

Subject to applicable law, our board of directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, qualified or other special rights or restrictions.

History of Securities Issuances

The following is a summary of our securities issuances since the inception of Yalla Group Limited. None of transactions set forth below involved any underwriters’ underwriting discounts or commissions, or any public offering. We believe that each of the following transactions was exempt from registration under the Securities Act in reliance on Regulation S or Rule 701 under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering.

As part of the Reorganization, FYXTech Cayman issued shares to the shareholders of FYXTech BVI and Shenzhen Yale. Upon the issuance of such shares, the equity structure of FYXTech Cayman was substantially identical to that of FYXTech BVI and Shenzhen Yale on a fully-diluted basis. Other than the issuance of Series A preferred shares, the other share issuances described below were made at par value. For further information, see “Our History and Corporate Structure.”

Ordinary Shares

We were incorporated in the Cayman Islands as an exempted company with limited liability on February 7, 2018. On the same day, we issued (i) one ordinary share to the Vistra (Cayman) Limited, which was transferred on the same day to iFeng Limited, (ii) 99 ordinary shares to iFeng Limited, (iii) 100 ordinary shares to YooYoo Limited, (iv) 100 ordinary shares to WindBell Limited and (v) 100 ordinary shares to Allies Group Limited.

On May 23, 2018, we issued a total of 73,393,641 ordinary shares of a par value of US$0.0001 each, of which (i) 11,410,482 ordinary shares were issued to iFeng Limited for a consideration of US$1,141.0482, (ii) 51,817,179 ordinary shares were issued to YooYoo Limited for a consideration of US$5,181.7179 and (iii) 10,165,980 ordinary shares were issued to WindBell Limited for a consideration of US$1,016.5980. We also repurchased the 100 ordinary shares previously issued to Allies Group Limited on May 23, 2018 for a consideration of US$0.01.

Preferred Shares

On May 23, 2018, we issued a total of 4,955,327 Series Angel preferred shares of a par value of US$0.0001 each to Allies Partners Limited for a consideration of US$495.5327.

On the same day, we also issued a total of 9,917,226 Series Pre-A preferred shares of a par value of US$0.0001 each, of which (i) 1,000,246 Series Pre-A preferred shares were issued to iFeng Limited for a consideration of US$100.0246, (ii) 7,916,734 Series Pre-A preferred shares were issued to YooYoo Limited for a consideration of US$791.6734 and (iii) 1,000,246 Series Pre-A preferred shares were issued to WindBell Limited for a consideration of US$100.0246.

On the same day, we also issued a total of 36,363,636 Series A preferred shares of a par value of US$0.0001 each, of which (i) 27,272,727 Series A preferred shares were issued to JOLLY UNIQUE LIMITED for a consideration of US$15,000,000 and (ii) 9,090,909 Series A preferred shares were issued to SIG Global China Fund I, LLLP for a consideration of US$5,000,000.

Registration Rights

Pursuant to our shareholders agreement entered into on May 23, 2018, we have granted certain registration rights to holders of our registrable securities. Set forth below is a description of the registration rights under this agreement.

The shareholders agreement also provides for certain preferential rights, including right of first refusal, co-sale rights, preemptive rights. Except for the registration rights, all the preferential rights will automatically terminate upon the completion of this offering.

Demand Registration Rights

At any time after the earlier of (i) the fifth anniversary of the closing of the share purchase or (ii) 180 days following the taking effect of this registration statement, holders of no less than 25% of the registrable securities then outstanding have the right to demand that we file a registration statement under the Securities Act covering the registration of at least 20% (or any lesser percentage if the anticipated gross proceeds to the company from such proposed offering would exceed US$5,000,000) of the registrable securities. We, however, are not obligated to effect a demand registration if we have already effected a demand registration within the six month period preceding the date of such request in which the holders had an opportunity to participate. In addition, we are not obliged to effect a demand registration if we have already effected two demand registration, unless less than all of the registrable securities sought to be included in the demand registration were sold.

Form F-3/S-3 Registration Rights

When eligible for use of form F-3/S-3, holders of the registrable securities then outstanding have the right to demand that we effect a registration on Form F-3/S-3. Registration pursuant to Form F-3/S-3 registration rights is not deemed to be a demand registration, and there is no limit on the number of times the holders may exercise their Form F-3/S-3 registration rights. We, however, are not obligated to effect a registration on Form F-3/S-3 if, among other things, (i) the holders, together with the holders of any other securities of the company entitled to inclusion in such registration, propose to sell registrable securities and such other securities at an aggregate price of less than US$5,000,000, or (ii) we have already effected two registrations within any twelve-month period preceding the date of the registration request, unless less than all of the registrable securities sought to be included in the Form F-3/S-3 registration were sold for any reason other than solely due to the action or inaction of their holder.

Piggyback Registration Rights

If we propose to file a registration statement in connection with a public offering of securities of our company other than relating to an employee benefit plan or corporate reorganization, then we must offer each holder of the registrable securities the opportunity to include their shares in the registration statement. Registration pursuant to piggyback registration rights is not deemed to be a demand registration, and there is no limit on the number of times the holders may exercise their piggyback registration rights.

Expenses of Registration

We will pay all expenses incurred in connection with any registration, but excluding selling expenses, underwriting discounts and commissions and fees for special counsel of the holders participating in such registration. Each holder participating in a registration should pay its proportionate share (based on the total number of shares sold in such registration other than for the account of company) of all selling expenses or other amounts payable to underwriters or brokers, in connection any piggyback registration or demand registration, whether or not on Form F-3/S-3. We will not, however, be required to pay for any expenses of any registration proceeding begun pursuant to demand registration rights, whether or not on Form F-3/S-3, if the registration request is subsequently withdrawn by the holders of a majority of the registrable securities to be registered, subject to certain exceptions.

Termination of Registration Rights

The registration rights discussed above shall terminate on the fifth anniversary of the qualified initial public offering, or with respect to any holder, the date on which such holder may sell all of its registrable securities under Rule 144 of the Securities Act in any ninety-day period.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent                Class A ordinary shares (or a right to receive                Class A ordinary shares) deposited with The Hongkong and Shanghai Banking Corporation Limited, as custodian for the depositary in Hong Kong. Each ADS will also represent any other securities, cash or other property that may be held by the depositary. The deposited Class A ordinary shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the Class A ordinary shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. Directions on how to obtain copies of those documents are provided in “Where You Can Find More Information.”

Dividends and Other Distributions

How will you receive dividends and other distributions on the Class A ordinary shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on Class A ordinary shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent.

Cash. The depositary will convert any cash dividend or other cash distribution we pay on the Class A ordinary shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Taxation.” The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

Shares. The depositary may distribute additional ADSs representing any Class A ordinary shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell Class A ordinary shares which would require it to deliver a fraction of an ADS (or ADSs representing those Class A ordinary shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new Class A ordinary shares. The depositary may sell a portion of the distributed Class A ordinary shares (or ADSs representing those Class A ordinary shares) sufficient to pay its fees and expenses in connection with that distribution.

Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional Class A ordinary shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of Class A ordinary shares, new ADSs representing the new Class A ordinary shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, Class A ordinary shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, Class A ordinary shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our Class A ordinary shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits Class A ordinary shares or evidence of rights to receive Class A ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs to the depositary for the purpose of withdrawal. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the Class A ordinary shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. However, the depositary is not required to accept surrender of ADSs to the extent it would require delivery of a fraction of a deposited share or other security. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited Class A ordinary shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of the Cayman Islands and the provisions of our articles of association or similar documents, to vote or to have its agents vote the Class A ordinary shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you won’t be able to exercise voting rights unless you surrender your ADSs and withdraw the Class A ordinary shares. However, you may not know about the meeting enough in advance to withdraw the Class A ordinary shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed or as described in the following sentence. If (i) we asked the depositary to solicit your instructions at least 40 days before the meeting date, (ii) the depositary does not receive voting instructions from you by the specified date and (iii) we confirm to the depositary that:

•	we wish to receive a proxy to vote uninstructed shares;

•	we reasonably do not know of any substantial shareholder opposition to a particular question; and

•	the particular question is not materially adverse to the interests of shareholders,

the depositary will consider you to have authorized and directed it to give, and it will give, a discretionary proxy to a person designated by us to vote the number of deposited securities represented by your ADSs as to that question.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your Class A ordinary shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your Class A ordinary shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the Depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 40 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing Class A ordinary shares or ADS holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of Class A ordinary shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been Class A ordinary shares and the Class A ordinary shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$0.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of Class A ordinary shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw Class A ordinary shares

Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or Class A ordinary shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing Class A ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do so by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if

•	90 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

•

we delist the ADSs from an exchange in the United States on which they were listed and do not list the ADSs on another exchange in the United States or make arrangements for trading of ADSs on the U.S. over-the-counter market;

•	the depositary has reason to believe the ADSs have become, or will become, ineligible for registration on Form F-6 under the Securities Act of 1933;

•	we appear to be insolvent or enter insolvency proceedings;

•	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

•	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

•	there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind that have not settled if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•

are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith, and the depositary will not be a fiduciary or have any fiduciary duty to holders of ADSs;

•

are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the deposit agreement;

•	are not liable if we or it exercises discretion permitted under the deposit agreement;

•

are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person;

•	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

•

the depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of Class A ordinary shares, the depositary may require:

•

payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any Class A ordinary shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Class A ordinary shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying Class A ordinary shares at any time except:

•

when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of Class A ordinary shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our Class A ordinary shares;

•	when you owe money to pay fees, taxes and similar charges; or

•

when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of Class A ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder communications; inspection of register of holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Jury Trial Waiver

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our Class A ordinary shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law.

You will not, by agreeing to the terms of the deposit agreement, be deemed to have waived our or the depositary’s compliance with U.S. federal securities laws or the rules and regulations promulgated thereunder. In fact, you cannot waive our or the depositary’s compliance with U.S. federal securities laws or the rules and regulations promulgated thereunder.

SHARES ELIGIBLE FOR FUTURE SALE

Upon closing of this offering, we will have              ADSs outstanding representing approximately         % of our ordinary shares (or              ADSs outstanding representing approximately         % of our ordinary shares if the underwriters exercise in full the over-allotment option). In addition, options to purchase an aggregate of 41,733,506 Class A ordinary shares will be outstanding as of the date of this prospectus.

All of the ADSs sold in this offering and the Class A ordinary shares they represent will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Rule 144 of the Securities Act defines an “affiliate” of a company as a person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, our company. All outstanding ordinary shares prior to this offering are “restricted securities” as that term is defined in Rule 144 because they were issued in a transaction or series of transactions not involving a public offering. Restricted securities (including restricted securities represented by ADSs), may be sold only if they are the subject of an effective registration statement under the Securities Act or if they are sold pursuant to an exemption from the registration requirement of the Securities Act such as those provided for in Rules 144 or 701 promulgated under the Securities Act, which rules are summarized below. Restricted ordinary shares may also be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S under the Act. This prospectus may not be used in connection with any resale of the ADSs acquired in this offering by our affiliates.

Pursuant to Rule 144, ordinary shares will be eligible for sale at various times after the date of this prospectus, subject to the lock-up agreements.

Sales of substantial amounts of ADSs in the public market could adversely affect prevailing market prices of the ADSs. Prior to this offering, there has been no public market for our Class A ordinary shares or the ADSs, and while our application has been made to list ADSs on the NYSE, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by ADSs.

Lock-up Agreements

[We, our directors, executive officers and our existing shareholders] have agreed, subject to some exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our ordinary shares, or ADSs representing the ordinary shares, or any securities convertible into or exchangeable or exercisable for our ordinary shares, or ADSs representing the ordinary shares, for a period of 180 days after the date this prospectus becomes effective. After the expiration of the 180-day period, the ordinary shares or ADSs held by our directors, executive officers or existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Rule 144

In general, under Rule 144 as currently in effect, a person who has beneficially owned our restricted securities for at least six months is entitled to sell the restricted securities without registration under the Securities Act, subject to certain restrictions. Persons who are our affiliates (including persons beneficially owning 10% or more of our outstanding shares) may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

•	1% of the number of our Class A ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately Class A ordinary shares immediately after this offering; and

•	the average weekly trading volume of the ADSs on the NYSE during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Such sales are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. The manner-of-sale provisions require the securities to be sold either in “brokers’ transactions” as such term is defined under the Securities Act, through transactions directly with a market maker as such term is defined under the Exchange Act or through a riskless principal transaction as described in Rule 144. In addition, the manner-of-sale provisions require the person selling the securities not to solicit or arrange for the solicitation of orders to buy the securities in anticipation of or in connection with such transaction or make any payment in connection with the offer or sale of the securities to any person other than the broker or dealer who executes the order to sell the securities. If the amount of securities to be sold in reliance upon Rule 144 during any period of three months exceeds 5,000 shares or other units or has an aggregate sale price in excess of US$50,000, three copies of a notice on Form 144 should be filed with the SEC. If such securities are admitted to trading on any national securities exchange, one copy of such notice also must be transmitted to the principal exchange on which such securities are admitted. The Form 144 should be signed by the person for whose account the securities are to be sold and should be transmitted for filing concurrently with either the placing with a broker of an order to execute a sale of securities or the execution directly with a market maker of such a sale.

Persons who are not our affiliates and have beneficially owned our restricted securities for more than six months but not more than one year may sell the restricted securities without registration under the Securities Act subject to the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted securities for more than one year may freely sell the restricted securities without registration under the Securities Act.

Rule 701

Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased ordinary shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701 under the Securities Act, or Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

TAXATION

The following is a general summary of certain Cayman Islands, United Arab Emirates, People’s Republic of China and United States federal income tax consequences relevant to an investment in the ADSs or Class A ordinary shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, the United Arab Emirates, the People’s Republic of China and the United States. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of the ADSs and Class A ordinary shares.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of the ADSs or Class A ordinary shares. Stamp duties may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

United Arab Emirates Taxation

The UAE currently levies no income taxes on individuals or corporations based on profits, income, gains or appreciations (save for companies engaged in upstream oil and gas activities or branches of foreign banks). In addition, there is no inheritance tax, wealth tax, stamp duty, estate duty or withholding tax applicable to us or to any holder of our ADSs and Class A ordinary shares. As a result, there are no tax consequences in the UAE of an investment in or divestment of our ADSs and Class A ordinary shares.

People’s Republic of China Taxation

Under the Enterprise Income Tax Law, which became effective on January 1, 2008 and was last amended on December 29, 2018, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The implementing rules of the Enterprise Income Tax Law further define the term “de facto management body” as the management body that exercises substantial and overall management and control over the production and operations, personnel, accounting and assets of an enterprise. While we do not currently consider our company or any of our overseas subsidiaries to be a PRC resident enterprise, and intend to take that position, there is a risk that the PRC tax authorities may deem our company or any of our overseas subsidiaries as a PRC resident enterprise since several members of our management team as well as the management team of some of our overseas subsidiaries are located in China, in which case we or the overseas subsidiaries, as the case may be, would be subject to the PRC enterprise income tax at the rate of 25% on worldwide income. If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. One example is a 10% withholding tax may be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our ADSs or Class A ordinary shares. Furthermore, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of ADSs or Class A ordinary shares by such investors may be subject to PRC tax at a current rate of 20%. Any PRC tax liability may be subject to reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions. It is unclear whether, if we are considered a PRC resident enterprise, holders of our ADSs or Class A ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

Certain United States Federal Income Tax Considerations

The following discussion describes certain United States federal income tax consequences of the purchase, ownership and disposition of the ADSs and Class A ordinary shares as of the date hereof. This discussion deals only with ADSs and Class A ordinary shares that are held as capital assets by a United States Holder (as defined below).

As used herein, the term “United States Holder” means a beneficial owner of the ADSs or Class A ordinary shares that is, for United States federal income tax purposes, any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. In addition, this discussion is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

This discussion does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding the ADSs or Class A ordinary shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns or is deemed to own 10% or more of our stock by vote or value;

•	a partnership or other pass-through entity for United States federal income tax purposes;

•

a person required to accelerate the recognition of any item of gross income with respect to the ADSs or Class A ordinary shares as a result of such income being recognized on an “applicable financial statement” (as defined by the Code); or

•	a person whose “functional currency” is not the United States dollar.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds the ADSs or Class A ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the ADSs or Class A ordinary shares, you should consult your tax advisors.

This discussion does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare contribution tax on net investment income, U.S. federal estate and gift taxes, or the effects of any state, local or non-United States tax laws. If you are considering the purchase of the ADSs or Class A ordinary shares, you should consult your own tax advisors concerning the particular United States federal income tax consequences to you of the purchase, ownership and disposition of the ADSs or Class A ordinary shares, as well as the consequences to you arising under other United States federal tax laws and the laws of any other taxing jurisdiction.

ADSs

If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying Class A ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs will not be subject to United States federal income tax.

Taxation of Dividends

We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. If, however, we make any distributions on the ADSs or Class A ordinary shares, then, subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of such distributions on the ADSs or Class A ordinary shares (including any amounts withheld to reflect potential PRC withholding taxes, as discussed above under “Taxation—People’s Republic of China Taxation”) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. We do not expect to determine earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend.

Any dividends that you receive (including any withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to non-corporate United States Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation will be treated as a qualified foreign corporation for this purpose if the dividends are paid on shares or ADSs that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that the ADSs (which we will apply to list on the NYSE) will be readily tradable on an established securities market in the United States once they are so listed. Since we do not expect that our Class A ordinary shares will be listed on an established securities market in the United States, we do not believe that dividends that we pay on our Class A ordinary shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC (the “Treaty”), in which case dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by ADSs, may be eligible for reduced rates of taxation. See “Taxation—People’s Republic of China Taxation.” Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

In addition, notwithstanding the foregoing, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a passive foreign investment company (a “PFIC”) in the taxable year in which such dividends are paid or in the preceding taxable year. As discussed under“— Passive Foreign Investment Company” below, we do not believe we were a PFIC for our most recent taxable year, and we do not expect to become a PFIC in the current taxable year or in the foreseeable future, although there can be no assurance in this regard.

A United States Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or Class A ordinary shares (as described above under “Taxation—People’s Republic of China Taxation”). Subject to certain conditions and limitations (including a minimum holding period requirement), any PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or Class A ordinary shares will be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

Distributions of ADSs, Class A ordinary shares or rights to subscribe for ADSs or Class A ordinary shares that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax.

Passive Foreign Investment Company

Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill (which we have determined based on the expected market value of our ADSs), we do not believe we were a PFIC for our most recent taxable year, and we do not expect to become a PFIC in the current taxable year or in the foreseeable future, although there can be no assurance in this regard.

In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income, or

•	at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, income equivalent to interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). Cash is treated as an asset that produces or is held for the production of passive income. If we own at least 25% (by value) of the stock of another corporation, for purposes of determining whether we are a PFIC, we will be treated as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

The determination of whether we are a PFIC is made annually after the close of each taxable year. Accordingly, we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. The composition of our assets and income may be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Because we have valued our goodwill based on the expected market value of our ADSs, a decrease in the price of our ADSs may also result in our becoming a PFIC. If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares and you do not make a timely mark-to-market election, as described below, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or Class A ordinary shares. Distributions received in a taxable year will be treated as excess distributions to the extent that they are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or Class A ordinary shares. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or Class A ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which you hold the ADSs or Class A ordinary shares, you will generally be subject to the special tax rules described above for that year and for each subsequent year in which you hold the ADSs or Class A ordinary shares (even if we do not qualify as a PFIC in such subsequent years). However, if we cease to be a PFIC, you can avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if your ADSs or Class A ordinary shares had been sold on the last day of the last taxable year during which we were a PFIC. You are urged to consult your own tax advisor about this election.

In lieu of being subject to the special tax rules discussed above, you may make a mark-to-market election with respect to your ADSs or Class A ordinary shares provided such ADSs or Class A ordinary shares are treated as “marketable stock.” The ADSs or Class A ordinary shares generally will be treated as marketable stock if the ADSs or Class A ordinary shares are regularly traded on a “qualified exchange or other market” (within the meaning of the applicable Treasury regulations). Under current law, the NYSE constitutes a qualified exchange for this purpose, although there can be no assurance that the ADSs will be traded in sufficient volumes to be considered “regularly traded” for purposes of the mark-to-market election. It is intended that only the ADSs and not Class A ordinary shares will be listed on the NYSE. Consequently, if you are a holder of Class A ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election.

If you make an effective mark-to-market election, for each taxable year that we are a PFIC you will include as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. In addition, upon the sale or other disposition of your ADSs in a year that we are a PFIC, any gain will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election.

If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or other market, or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Alternatively, U.S. taxpayers can sometimes avoid the special tax rules described above by electing to treat a PFIC as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available to you because we do not intend to provide the information necessary to permit you to make this election.

If we are a PFIC for any taxable year during which you hold the ADSs or Class A ordinary shares and any of our non-United States subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. You will not be able to make the mark-to-market election described above in respect of any lower-tier PFIC. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

You will generally be required to file Internal Revenue Service Form 8621 if you hold the ADSs or Class A ordinary shares in any year in which we are a PFIC. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or Class A ordinary shares if we are a PFIC in any taxable year.

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on the sale or other taxable disposition of the ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized for the ADSs or Class A ordinary shares and your tax basis in the ADSs or Class A ordinary shares. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held the ADSs or Class A ordinary shares for more than one year. Long-term capital gains of non-corporate United States Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC taxes were imposed on any gain (as described above under “Taxation—People’s Republic of China Taxation”), and if you are eligible for the benefits of the Treaty, you may elect to treat such gain as PRC source gain under the Treaty. If you are not eligible for the benefits of the Treaty or if you fail to make the election to treat any gain as PRC source, then you generally would not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income derived from foreign sources.

Foreign Financial Asset Reporting

Certain United States Holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 on the last day of the taxable year or US$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. The understatement of income attributable to “specified foreign financial assets” in excess of US$5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed. United States Holders who fail to report the required information could be subject to substantial penalties. Prospective investors are encouraged to consult with their own tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our ADSs or Class A ordinary shares and the proceeds from the sale, exchange or other disposition of our ADSs or Class A ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status or fail to report in full dividend or interest income.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and Haitong International Securities Company Limited are acting as representatives, have severally agreed to purchase, and we and the selling shareholder have agreed to sell to them, severally, the number of ADSs indicated below:

Name	Number of ADSs
Morgan Stanley & Co. LLC
Haitong International Securities Company Limited
Tiger Brokers (NZ) Limited
Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The representatives are also acting as joint bookrunners. The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and the selling shareholder and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The underwriters initially propose to offer part of the ADSs directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of US$            per ADS from the initial public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representatives.

Certain of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC. Haitong International Securities Company Limited is not a broker-dealer registered with the SEC. Therefore, to the extent it intends to make any offers or sales of ADSs in the United States, Haitong International Securities Company Limited will do so only through its SEC-registered broker-dealer affiliate in the United States, Haitong International Securities (USA) Inc. Tiger Brokers (NZ) Limited is not a broker-dealer registered with the SEC and, to the extent that its conduct may be deemed to involve participation in offers or sales of ADSs in the United States, those offers or sales will be made through one or more SEC-registered broker-dealers in compliance with applicable laws and regulations.

We [and the selling shareholder] have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to            additional ADSs from us [and the selling shareholder] at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADSs listed next to the names of all underwriters in the preceding table.

The following table shows the per ADS and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling shareholder. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional            ADSs.

Total
	Per ADS	No Exercise	Full Exercise
Public offering price	US$	US$	US$
Underwriting discounts and commissions to be paid by us	US$	US$	US$
Proceeds, before expenses, to us	US$	US$	US$
Underwriting discounts and commissions to be paid by the selling shareholder	US$	US$	US$
Proceeds, before expenses, to the selling shareholder	US$	US$	US$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately US$            .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of ADSs offered by them.

We intend to apply for the listing of the ADSs on the NYSE under the trading symbol “YALA.”

We and all directors and officers and [the holders of all of our outstanding shares] have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares, any ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any ordinary shares, any ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of ordinary shares or ADSs.

whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs or such other securities, in cash or otherwise. In addition, we and each such person agree that, without the prior written consent of the representatives on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any ordinary shares, ADSs or any security convertible into or exercisable or exchangeable for ordinary shares or ADSs.

The restrictions described in the immediately preceding paragraph are subject to certain exceptions.

In addition, we will request The Bank of New York Mellon, as depositary, not to accept any deposit of any ordinary shares or deliver any ADSs until after 180 days following the date of this prospectus unless we consent to such deposit or issuance. We will not provide such consent without the prior written consent of the representatives. The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying Class A ordinary shares.

The representatives, in their sole discretion, may release the ordinary shares, ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing ADSs in the open market. In determining the source of ADSs to close out a covered short sale, the underwriters will consider, among other things, the open market price of ADSs compared to the price available under the over-allotment option. The underwriters may also sell ADSs in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, ADSs in the open market to stabilize the price of the ADSs. These activities may raise or maintain the market price of the ADSs above independent market levels or prevent or retard a decline in the market price of the ADSs. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the selling shareholder and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to the underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

The address of Morgan Stanley & Co. LLC is 1585 Broadway, New York, NY 10036, United States. The address of Haitong International Securities Company Limited is 22/F Li Po Chun Chambers, 189 Des Voeux Road Central, Hong Kong. The address of Tiger Brokers (NZ) Limited is Level 16, 191 Queen Street, Auckland Central, New Zealand, 1010.

Pricing of the Offering

Prior to this offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Directed ADS Program

At our request, the underwriters have reserved up to              percent of the ADSs [to be issued by our company] and offered by this prospectus for sale, at the initial public offering price, to some of our directors, officers, employees, business associates and related persons. If purchased by our directors or officers, these shares will be subject to a 180-day lock-up restriction. The directed ADS program will be administered by            . We do not know if these individuals will choose to purchase all or any portion of these reserved ADSs, but the number of ADSs available for sale to the general public will be reduced to the extent these individuals purchase such reserved ADSs. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same basis as the other ADSs offered by this prospectus.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Abu Dhabi Global Market

The Financial Services Regulatory Authority (“FSRA”) of the Abu Dhabi Global Market accepts no responsibility for reviewing or verifying this prospectus. Accordingly, the FSRA has not approved this prospectus nor taken any steps to verify the information set out in this prospectus, and has no responsibility for it.

The ADSs to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs should conduct their own due diligence on the ADSs.

If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Australia

This prospectus:

•	does not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act;

•

does not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale, of interests to a “retail client” (as defined in section 761G of the Corporations Act and applicable regulations) in Australia; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

The ADSs may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the ADSs may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any ADSs may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the ADSs, you represent and warrant to us that you are an Exempt Investor.

As any offer of ADSs under this prospectus will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the ADSs you undertake to us that you will not, for a period of 12 months from the date of issue of the ADSs, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Bermuda

The ADSs may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

British Virgin Islands

The ADSs are not being, and may not be, offered to the public or to any person in the British Virgin Islands for purchase or subscription by us, our shareholders, or on our, or our shareholders’, behalf. The ADSs may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands) (each a BVI Company), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

This prospectus has not been, and will not be, registered with the Financial Services Commission of the British Virgin Islands. No registered prospectus has been or will be prepared in respect of the ADSs for the purposes of the Securities and Investment Business Act, 2010, or SIBA, or the Public Issuers Code of the British Virgin Islands.

Canada

Resale Restrictions

The distribution of the ADSs in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of the ADSs are made. Any resale of the ADSs in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

Representations of Canadian Purchasers

By purchasing ADSs in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•

the purchaser is entitled under applicable provincial securities laws to purchase the ADSs without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106—Prospectus Exemptions;

•	the purchaser is a “permitted client” as defined in National Instrument 31-103—Registration Requirements, Exemptions and Ongoing Registrant Obligations;

•	where required by law, the purchaser is purchasing as principal and not as agent; and

•	the purchaser has reviewed the text above under Resale Restrictions.

Conflicts of Interest

Canadian purchasers are hereby notified that the underwriters are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105—Underwriting Conflicts from having to provide certain conflict of interest disclosure in this prospectus.

Statutory Rights of Action

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the offering memorandum (including any amendment thereto) such as this prospectus contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of ADSs should consult their own legal and tax advisors with respect to the tax consequences of an investment in the ADSs in their particular circumstances and about the eligibility of the ADSs for investment by the purchaser under relevant Canadian legislation.

Cayman Islands

This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. ADSs or ordinary shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the Cayman Islands.

Dubai International Financial Centre (“DIFC”)

This prospectus relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The ADSs to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

In relation to its use in the DIFC, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

European Economic Area

In relation to each Member State of the European Economic Area (each, a “Member State”), an offer to the public of the ADSs which are the subject of the offering contemplated by this prospectus (the “Securities”) may not be made in that Member State, except that an offer to the public of any Securities may be made in that Member State at any time:

•	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

•	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation); or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation.

provided that no such offer of Securities shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any Securities in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Securities to be offered so as to enable an investor to decide to purchase or subscribe for the Securities, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Hong Kong

The ADSs may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules promulgated thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules promulgated thereunder.

Japan

The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, and ADSs will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Korea

The ADSs have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the ADSs have been and will be offered in Korea as a private placement under the FSCMA. None of the ADSs may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the

“FETL”). Furthermore, the purchaser of the ADSs shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the ADSs. By the purchase of the ADSs, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the ADSs pursuant to the applicable laws and regulations of Korea.

Kuwait

The marketing and sale of ADSs in the State of Kuwait have not been licensed by the Kuwait Capital Markets Authority. Unless all necessary approvals from the Kuwait Capital Markets Authority pursuant to Law No. 7 of 2010 Concerning the Establishment of the Capital Markets Authority and Regulating of Securities Activities and the implementing regulations thereto (as amended), and the various resolutions, regulations, instructions and announcements issued from time to time pursuant thereto, or in connection therewith, have been given in relation to the marketing of, and sale of, the ADSs, the ADSs may not be offered for sale, nor sold, in Kuwait. No private or public offering of ADSs is being made in Kuwait, and no agreement relating to the sale of ADSs will be concluded in Kuwait. No marketing or solicitation or inducement activities are being used to offer or market the ADSs in Kuwait.

Investors from Kuwait acknowledge that the Kuwait Capital Markets Authority and all other regulatory bodies in Kuwait assume no responsibility whatsoever for the contents of this prospectus or verify the validity and accuracy thereof. Prior to purchasing any ADSs, it is recommended that a prospective holder of any ADSs seeks professional advice from its advisors in respect to the contents of this prospectus so as to determine the suitability of purchasing the ADSs.

Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the ADSs has been or will be registered with the Securities Commission of Malaysia (“Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services Licence; (iii) a person who acquires the ADSs, as principal, if the offer is on terms that the ADSs may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the ADSs is made by a holder of a Capital Markets Services Licence who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

People’s Republic of China

This prospectus may not be circulated or distributed in the PRC and the ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any resident of the PRC or for the benefit of, legal or natural persons of the PRC except pursuant to applicable laws and regulations of the PRC. Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the ADSs or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this prospectus are required by the issuer and its representatives to observe these restrictions. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Qatar

In the State of Qatar and/or in the Qatar Financial Centre, the offer contained in this prospectus is made on an exclusive basis to the specifically intended recipient of this prospectus, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar or the Qatar Financial Centre.

This prospectus and the underlying instruments has not been and will not be filed with, reviewed or approved by the Qatar Central Bank, the Qatar Financial Markets Authority, the Qatar Exchange or any other relevant governmental body or securities exchange nor any foreign governmental body or securities exchange.

The information contained in this prospectus is strictly private and confidential. It is not for general circulation in the State of Qatar or the Qatar Financial Centre and may not be reproduced or used for any other purpose. Any distribution of this prospectus by the recipient to third parties in the State of Qatar or the Qatar Financial Centre beyond the terms of this prospectus is not authorized and shall be at the liability of such recipient.

Saudi Arabia

This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Rules on the Offer of Securities and Continuing Obligations issued by Capital Market Authority (“CMA”) Board Resolution No. 3-123-2017 dated 9/4/1439H . The ADSs may only be offered and sold in the Kingdom of Saudi Arabia after notifying the CMA. The CMA does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Singapore

This prospectus or any other offering material relating to our ADSs has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore, or the SFA. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the SFA, (ii) to a relevant person pursuant to Section 275(1) of the SFA or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

the securities or securities-based derivatives contracts (each as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law; or

•	as specified in Section 276(7) of the SFA.

Notification under Section 309B(1)(c) of the SFA

We have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA), that the ADSs are (A) prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and (B) Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

South Africa

Due to restrictions under the securities laws of South Africa, the ADSs are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions applies:

(1)	the offer, transfer, sale, renunciation or delivery is to:

•	persons whose ordinary business is to deal in securities, as principal or agent;

•	the South African Public Investment Corporation;

•	persons or entities regulated by the Reserve Bank of South Africa;

•	authorized financial service providers under South African law;

•	financial institutions recognized as such under South African law;

•

a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorized portfolio manager for a pension fund or collective investment scheme (in each case duly registered as such under South African law); or

•	any combination of the person in (a) to (f); or

(2)	the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000.

No “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South African Companies Act”)) in South Africa is being made in connection with the issue of the ADSs. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. Any issue or offering of the ADSs in South Africa constitutes an offer of the ADSs in South Africa for subscription or sale in South Africa only to persons who fall within the exemption from “offers to the public” set out in section 96(1)(a) of the South African Companies Act. Accordingly, this document must not be acted on or relied on by persons in South Africa who do not fall within section 96(1)(a) of the South African Companies Act (such persons being referred to as “SA Relevant Persons”). Any investment or investment activity to which this document relates is available in South Africa only to SA Relevant Persons and will be engaged in South Africa only with SA relevant persons.

Switzerland

The ADSs will not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to our company or the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the ADSs.

Taiwan

The ADSs have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the ADSs in Taiwan.

United Arab Emirates (excluding the DIFC and the Abu Dhabi Global Market)

This prospectus is strictly private and confidential and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. If you are in any doubt about the contents of this prospectus, you should consult an authorized financial adviser.

By receiving this prospectus, the person or entity to whom it has been issued understands, acknowledges and agrees that this prospectus has not been approved by or filed with the UAE Central Bank, the UAE Securities and Commodities Authority (the “SCA”) or any other authorities in the UAE (outside of the financial free zones established pursuant to UAE Federal Law No. 8 of 2004), nor have the underwriters received authorization or licensing from the UAE Central Bank, SCA or any other authorities in the UAE to market or sell securities or other investments within the UAE. No marketing of any financial products or services has been or will be made from within the UAE other than in compliance with the laws of the UAE and no subscription to any securities or other investments may or will be consummated within the UAE. It should not be assumed that any of the underwriters is a licensed broker, dealer or investment adviser under the laws applicable in the UAE, or that any of them advise individuals resident in the UAE as to the appropriateness of investing in or purchasing or selling securities or other financial products. The ADSs are not intended for circulation or distribution in or into the UAE, other than to persons who are “Qualified Investors” within the meaning of the SCA’s Board of Directors

Decision No. 3 of 2017 Concerning the Organization of Promotion and Introduction to whom the materials may lawfully be communicated. This does not constitute a public offer of securities in the UAE in accordance with the SCA Chairman of the Board Resolution No. 11/R.M of 2016 on the Regulations for Issuing and Offering Shares of Public Joint Stock, or otherwise.

Nothing contained in this prospectus is intended to constitute investment, legal, tax, accounting or other professional advice. This prospectus is for your information only and nothing in this prospectus is intended to endorse or recommend a particular course of action. Any person considering acquiring securities should consult with an appropriate professional for specific advice rendered based on their respective situation.

United Kingdom

This prospectus is only being distributed to and is only directed at: (1) persons who are outside the United Kingdom; (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (3) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)-(3) together being referred to as “relevant persons”). The ADSs are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the ADSs will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, which are expected to be incurred in connection with the offer and sale of the ADSs by us and the selling shareholder. With the exception of the SEC registration fee and the Financial Industry Regulatory Authority filing fee, all amounts are estimates.

SEC registration fee	US$
NYSE listing fee
Financial Industry Regulatory Authority filing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous

Total	US$

These expenses will be borne by us, except for underwriting discounts and commissions, which will be borne by us and the selling shareholder in proportion to the numbers of ADSs sold in the offering by us and the selling shareholder, respectively.

LEGAL MATTERS

We and the selling shareholder are being represented by Simpson Thacher & Bartlett LLP with respect to certain legal matters of United States federal securities and New York state law. The underwriters are being represented by Cleary Gottlieb Steen & Hamilton LLP with respect to certain legal matters as to United States. The validity of the Class A ordinary shares represented by the ADSs offered in this offering and legal matters as to Cayman Islands law will be passed upon for us by Conyers Dill & Pearman. Certain legal matters as to United Arab Emirates law will be passed upon for us by Al Tamimi & Company and for the underwriters by Hadef & Partners LLC. Certain legal matters as to PRC law will be passed upon for us by JunHe LLP and for the underwriters by Jingtian & Gongcheng. Simpson Thacher & Bartlett LLP and Conyers Dill & Pearman may rely upon Al Tamimi & Company with respect to matters governed by United Arab Emirates law and JunHe LLP with respect to matters governed by PRC law. Cleary Gottlieb Steen & Hamilton LLP may rely upon Hadef & Partners LLC with respect to matters governed by United Arab Emirates law and Jingtian & Gongcheng with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements of Yalla Group Limited as of and for the years ended December 31, 2018 and 2019 have been included herein and in the registration statement in reliance upon the report of KPMG Huazhen LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The offices of KPMG Huazhen LLP are located at 8th Floor, KPMG Tower, Oriental Plaza, No. 1 East Chang An Avenue, Beijing, People’s Republic of China.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act with respect to underlying Class A ordinary shares represented by the ADSs, to be sold in this offering. A related registration statement on F-6 will be filed with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits and schedules for further information with respect to us and the ADSs.

Immediately upon closing of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Additional information may also be obtained over the Internet at the SEC’s web site at www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated combined financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, if we so request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

YALLA GROUP LIMITED

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

Contents	Page(s)
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Financial Statements:
Consolidated Balance Sheets as of December 31, 2018 and 2019	F-3 - F-4
Consolidated Statements of Comprehensive Income for the years ended December 31, 2018 and 2019	F-5
Consolidated Statements of Shareholders’ Equity (Deficit) for the years ended December 31, 2018 and 2019	F-6 - F-7
Consolidated Statements of Cash Flows for the years ended December 31, 2018 and 2019	F-8
Notes to the Consolidated Financial Statements	F-9 - F-29
Unaudited Condensed Consolidated Financial Statements:
Unaudited Condensed Consolidated Balance Sheets as of December 31, 2019 and June 30, 2020	F-30 - F-31
Unaudited Condensed Consolidated Statements of Comprehensive Income for the Six Months Ended June 30, 2019 and 2020	F-32
Unaudited Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2019 and 2020	F-33
Notes to the Unaudited Condensed Consolidated Financial Statements	F-34 - F-41

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Yalla Group Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Yalla Group Limited and subsidiaries (the “Company”) as of December 31, 2018 and 2019, the related consolidated statements of comprehensive income, shareholders’ equity (deficit), and cash flows for the years then ended, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2018.

Beijing, China

April 15, 2020

YALLA GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2018	2019
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	17,016,700	45,302,622
Term deposits	1,311,342	2,722,941
Short-term investments	493,723	1,506,985
Prepayments and other current assets	2,295,159	3,930,306

Total current assets	21,116,924	53,462,854

Non-current assets
Property and equipment, net	201,287	453,923
Other assets	—	200,000

Total assets	21,318,211	54,116,777

LIABILITIES
Current liabilities
Accounts payable	432,645	724,487
Deferred revenue	3,439,418	6,010,874
Accrued expenses and other current liabilities	601,328	1,576,530

Total current liabilities	4,473,391	8,311,891

Total liabilities	4,473,391	8,311,891

The accompanying notes are an integral part of these consolidated financial statements.

YALLA GROUP LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

	As of December 31,
	2018	2019
	US$	US$
MEZZANINE EQUITY
Series Angel Redeemable Convertible Preferred Shares (US$0.0001 par value, 4,955,327 shares authorized, issued and outstanding as of December 31, 2018 and 2019; Redemption value of US$234,394 and US$263,608 as of December 31 2018 and 2019, respectively; Liquidation value of US$261,702 as of December 31, 2018 and 2019)	234,394	263,608
Series Pre-A Redeemable Convertible Preferred Shares (US$0.0001 par value, 9,917,226 shares authorized, issued and outstanding as of December 31, 2018 and 2019; Redemption value of US$784,033 and US$850,292 as of December 31 2018 and 2019, respectively; Liquidation value of US$746,284 as of December 31, 2018 and 2019)	3,570,201	3,570,201
Series A Redeemable Convertible Preferred Shares (US$0.0001 par value, 36,363,636 shares authorized, issued and outstanding as of December 31, 2018 and 2019; Redemption value of US$20,157,863 and US$22,068,901 as of December 31, 2018 and 2019, respectively; Liquidation value of US$20,000,000 as of December 31, 2018 and 2019)	20,157,863	22,068,901

Total mezzanine equity	23,962,458	25,902,710

SHAREHOLDERS’ EQUITY (DEFICIT):
Ordinary Shares (US$0.0001 par value, 448,763,811 shares authorized, 73,393,941 shares issued and outstanding as of December 31, 2018 and 2019)	7,339	7,339
Subscriptions receivable	(7,339)	(7,339)
Accumulated other comprehensive income (loss)	(30,045)	5,218
Retained earnings (accumulated deficit)	(7,087,593)	19,896,958

Total shareholders’ equity (deficit)	(7,117,638)	19,902,176

Total liabilities, mezzanine equity and shareholders’ equity (deficit)	21,318,211	54,116,777

The accompanying notes are an integral part of these consolidated financial statements.

YALLA GROUP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the Year Ended December 31,
	2018	2019
	US$	US$
Revenues	42,371,174	63,464,574
Costs and expenses:
Cost of revenues	(13,847,509)	(20,553,319)
Selling and marketing expenses	(5,686,290)	(8,250,130)
General and administrative expenses	(1,629,539)	(4,120,693)
Technology and product development expenses	(853,127)	(1,597,658)

Total costs and expenses	(22,016,465)	(34,521,800)

Operating income	20,354,709	28,942,774
Interest income	144,565	390,227
Investment income	5,712	27,568

Income before income taxes	20,504,986	29,360,569
Income tax expense	(263,363)	(435,766)

Net income	20,241,623	28,924,803

Deemed dividend to Class A Redeemable Convertible Preferred Equity Holders (note 6)	(2,700,000)	—
Deemed dividend to Class C Redeemable Convertible Preferred Equity Holder (note 6)	(3,781,363)	—
Deemed dividend to Series Pre-A Redeemable Convertible Preferred Shareholders (note 6)	(3,570,201)	—
Accretion of redeemable convertible preferred shares (note 6)	(1,127,052)	(1,940,252)
Distribution to the shareholders of FYXTech BVI and Shenzhen Yale in connection with the Reorganization (note 1)	(18,146,091)	—

Net income (loss) attributable to ordinary shareholders	(9,083,084)	26,984,551
Earnings (loss) per ordinary share
—Basic and diluted	(0.12)	0.22
Weighted average number of shares outstanding used in computing earnings (loss) per ordinary share
—Basic and diluted	73,393,941	73,393,941
Net income	20,241,623	28,924,803
Other comprehensive income (loss)
Foreign currency translation adjustments, net of nil income taxes	(49,830)	25,412
Unrealized holding gains on short-term investments, net of income taxes of US$1,428 and US$6,892 for the years ended December 31, 2018 and 2019, respectively	8,007	30,527
Less: reclassification adjustment for gains on short-term investments realized in net income, net of income taxes of US$1,428 and US$6,892 for the years ended December 31, 2018 and 2019, respectively	(4,284)	(20,676)

Other comprehensive income (loss), net of income taxes	(46,107)	35,263

Comprehensive income	20,195,516	28,960,066

The accompanying notes are an integral part of these consolidated financial statements.

YALLA GROUP LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

	Ordinary shares		Subscriptions receivable	Accumulated other comprehensive income (loss)	Retained earnings (accumulated deficit)	Total shareholders’ equity (deficit)
	Shares	US$	US$	US$	US$	US$
Balance as of January 1, 2018	—	—	—	48,900	1,995,491	2,044,391
Deemed dividend to Class A Redeemable Convertible Preferred Equity Holders (note 6)	—	—	—	—	(2,700,000)	(2,700,000)
Deemed dividend to Class C Redeemable Convertible Preferred Equity Holder (note 6)	—	—	—	—	(3,781,363)	(3,781,363)
Issuance of ordinary shares	73,393,941	7,339	(7,339)	—	—	—
Deemed dividend to Series Pre-A Redeemable Convertible Preferred Shareholders (note 6)	—	—	—	—	(3,570,201)	(3,570,201)
Accretion of redeemable convertible preferred shares (note 6)	—	—	—	—	(1,127,052)	(1,127,052)
Net income	—	—	—	—	20,241,623	20,241,623
Foreign currency translation adjustments, net of nil income taxes	—	—	—	(49,830)	—	(49,830)
Unrealized holding gains on short-term investments, net of income taxes of US$1,428	—	—	—	8,007	—	8,007
Reclassification adjustment for gains on short-term investments realized in net income, net of income taxes of US$1,428	—	—	—	(4,284)	—	(4,284)
Distribution to the shareholders of FYXTech BVI and Shenzhen Yale in connection with the Reorganization (note 1)	—	—	—	(32,838)	(18,146,091)	(18,178,929)

Balance as of December 31, 2018	73,393,941	7,339	(7,339)	(30,045)	(7,087,593)	(7,117,638)

The accompanying notes are an integral part of these consolidated financial statements.

YALLA GROUP LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT) (Continued)

	Ordinary shares		Subscriptions receivable	Accumulated other comprehensive income (loss)	Retained earnings (accumulated deficit)	Total shareholders’ equity (deficit)
	Shares	US$	US$	US$	US$	US$
Balance as of December 31, 2018	73,393,941	7,339	(7,339)	(30,045)	(7,087,593)	(7,117,638)
Accretion of redeemable convertible preferred shares (note 6)	—	—	—	—	(1,940,252)	(1,940,252)
Net income	—	—	—	—	28,924,803	28,924,803
Foreign currency translation adjustments, net of nil income taxes	—	—	—	25,412	—	25,412
Unrealized holding gains on short-term investments, net of income taxes of US$6,892	—	—	—	30,527	—	30,527
Reclassification adjustment for gains on short-term investments realized in net income, net of income taxes of US$6,892	—	—	—	(20,676)	—	(20,676)

Balance as of December 31, 2019	73,393,941	7,339	(7,339)	5,218	19,896,958	19,902,176

The accompanying notes are an integral part of these consolidated financial statements.

YALLA GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
	2018	2019
	US$	US$
Operating activities:
Net income	20,241,623	28,924,803
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	25,586	173,610
Investment income	(5,712)	(27,568)
Changes in operating assets and liabilities:
Prepayments and other current assets	(255,706)	(1,635,147)
Accounts payable	315,279	291,842
Deferred revenue	2,528,228	2,571,456
Accrued expenses and other current liabilities	529,066	981,988

Net cash provided by operating activities	23,378,364	31,280,984

Investing activities:
Purchase of property and equipment	(203,872)	(427,933)
Purchases of short-term investments	(2,013,257)	(5,943,321)
Proceeds from maturity of short-term investments	1,671,775	4,956,176
Purchase of term deposits	(2,871,218)	(7,722,941)
Proceeds from maturity of term deposits	1,511,167	6,304,631

Net cash used in investing activities	(1,905,405)	(2,833,388)

Financing activities:
Proceeds from issuance of Series A Redeemable Convertible Preferred Shares	20,000,000	—
Payment of issuance cost of Series A Redeemable Convertible Preferred Shares	(922,589)	—
Repurchase of preferred shares (note 1 and note 6)	(7,584,184)	—
Loans to shareholders of FYXTech BVI (note 11)	(10,260,950)	—
Cash distributed to the shareholders of FYXTech BVI and Shenzhen Yale in connection with the Reorganization (note 1)	(7,601,027)	—
Payments of initial public offering costs	—	(200,000)

Net cash used in financing activities	(6,368,750)	(200,000)

Effect of foreign currency exchange rate changes on cash and cash equivalents	8,146	38,326

Net increase in cash and cash equivalents	15,112,355	28,285,922

Cash and cash equivalents at the beginning of the year	1,904,345	17,016,700

Cash and cash equivalents at the end of the year	17,016,700	45,302,622

Supplemental cash flow information:
Income taxes paid	567	28,970
Noncash investing and financing activities:

For the year ended December 31 2018, noncash assets and liabilities distributed to the shareholders of FYXTech BVI and Shenzhen Yale in connection with the Reorganization were US$10,739,601 and US$161,699, respectively. See note 1.

The accompanying notes are an integral part of these consolidated financial statements.

YALLA GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND ORGANIZATION

(a) Description of Business

Yalla Group Limited (the “Company”, formerly known as “FYXTech Corporation”), through its wholly-owned subsidiaries (collectively referred to as the “Group”) operates a voice-centric social networking and entertainment platform mainly in the Middle East and North Africa region. The platform allows individual users free access to the basic functions on the platform. It also provides enhanced experiences for individual users by sales of virtual items and provision of upgrade services on the platform.

(b) Organization

The Company was incorporated in the Cayman Islands on February 7, 2018 by the controlling individual shareholders of FYXTech Limited (“FYXTech BVI”) and Shenzhen Yale Technology Co., Ltd (“Shenzhen Yale”), who agreed to vote in concert (collectively referred to as the “Co-founders”), in connection with a reorganization described below to redomicile the operations of FYXTech BVI and Shenzhen Yale to the Company (the “Reorganization”).

FYXTech BVI was incorporated in the British Virgin Islands on September 25, 2015. Shenzhen Yale was established in Shenzhen, the People’s Republic of China (the “PRC”) on September 27, 2016. The equity structure of FYXTech BVI and Shenzhen Yale was identical before the Reorganization, among which the Co-founders owned 74% of the equity interest on a fully-diluted basis, whereas the investors of Class A Preferred Equity, Class B Preferred Equity and Class C Preferred Equity owned 12%, 4% and 10% of the equity interest on a fully-diluted basis, respectively.

In preparation for the Reorganization, all of the Class A Preferred Equity were repurchased and extinguished in February and March 2018 and all of the Class C Preferred Equity were repurchased and extinguished in May 2018. See note 6.

On May 23, 2018, the Company issued 73 million ordinary shares and 10 million Series Pre-A Redeemable Convertible Preferred Shares to the Co-founders with minimal consideration. On the same date, the Company also issued 5 million Series Angel Redeemable Convertible Preferred Shares to the investors of Class B Preferred Equity with minimal consideration. Upon the issuance of preferred shares and ordinary shares, the equity structure of the Company is substantially identical to that of FYXTech BVI and Shenzhen Yale on a fully-diluted basis.

In June and July 2018, the Company established two wholly-owned subsidiaries, Hangzhou Yale Technology Co., Ltd. (“Hangzhou Yale”) in Hangzhou, PRC and Yalla Technology FZ-LLC (“Yalla UAE”) in United Arab Emirates (“UAE”), respectively. Pursuant to a series of agreements between Hangzhou Yale and Shenzhen Yale, and between Yalla UAE and FYXTech BVI, FYXTech BVI and Shenzhen Yale transferred their business operations including assets and employees to Yalla UAE and Hangzhou Yale, respectively, in exchange for minimal consideration. Such transfer was consummated in December 2018.

Upon the completion of the Reorganization, the Company, through its wholly-owned subsidiaries, have succeeded all of the business operations of FYXTech BVI and Shenzhen Yale. Since the Company, FYXTech BVI and Shenzhen Yale were all under common control of the Co-founders immediately before and after the Reorgnization, the transfer of business operations of FYXTech BVI and Shenzhen Yale has been accounted for in a manner similar to a pooling of interest. That is, the consolidated financial statements of the Company include the results of the operations and the financial position of FYXTech BVI and Shenzhen Yale as of the beginning of the earliest period presented. The following assets and liabilities of FYXTech BVI and Shenzhen Yale upon the completion of the Reorganization were treated as distribution to the shareholders at historical cost basis and were not included in the Company’s consolidated financial statements as of December 31, 2018.

As of December 31, 2018
US$
ASSETS
Current assets
Cash and cash equivalents	7,601,027
Prepayments and other current assets	476,880

Total current assets	8,077,907

Non-current assets
Property and equipment, net	1,771
Loans to shareholders	10,260,950

Total assets	18,340,628

LIABILITIES
Current liabilities
Accounts payable	33,832
Accrued expenses and other current liabilities	127,867

Total current liabilities	161,699

Total liabilities	161,699

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The accompanying consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(b) Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances among the Company and its wholly-owned subsidiaries have been eliminated upon consolidation.

(c) Use of Estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported period. Significant accounting estimates include, but not limited to, fair value of share based compensation awards, ordinary shares and convertible redeemable preferred shares. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(d) Commitment and Contingencies

In the normal course of business, the Group is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations, shareholder lawsuits, and non-income tax matters. An accrual for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed.

(e) Cash and Cash Equivalents

Cash and cash equivalents consist of cash at bank and highly liquid investments placed with banks, which have original maturities of three months or less and are readily convertible to known amounts of cash. The Company’s cash and cash equivalents are deposited in financial institutions at below locations:

	As of December 31,
	2018	2019
	US$	US$
Financial institutions in the mainland of the PRC
—Denominated in RMB	78,498	486,117
—Denominated in USD	1,010	1,214,485

Total cash balances held at mainland PRC financial institutions	79,508	1,700,602

Financial institutions in Hong Kong Special Administrative Region (“HK S.A.R.”)
—Denominated in USD	15,907,607	14,929,853

Total cash balances held at the HK S.A.R. financial institutions	15,907,607	14,929,853

Financial institutions in UAE
—Denominated in United Arab Emirates Dirham (“AED”)	225,914	6,059,127
—Denominated in USD	683,861	17,355,953

Total cash balances held at the UAE financial institutions	909,775	23,415,080

Financial institutions in United States
—Denominated in USD	119,810	119,810

Total cash balances held at the United States financial institutions	119,810	119,810

Financial institutions in Singapore
—Denominated in USD	—	5,137,277

Total cash balances held at the Singapore financial institutions	—	5,137,277

Total cash balances held at financial institutions	17,016,700	45,302,622

(f) Term deposits

Term deposits represent deposits placed with banks with original maturities of more than three months but less than one year. The Group’s term deposits as of December 31, 2018 are demonimated in RMB and are deposited at a financial institution in the mainland of the PRC. The Group’s term deposits as of December 31, 2019 are denominated in USD and are deposited at a financial institution in Singapore.

(g) Short-term Investments

Short-term investments include financial products issued by financial institutions. The Group classifies the financial products as available-for-sale securities, which are recorded at fair value. Unrealized holding gains and losses, net of the related income tax effect, on available-for-sale securities are excluded from earnings and reported as a separate component of accumulated other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis.

(h) Property and Equipment, net

Property and equipment are stated at cost less depreciation and any impairment. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated Useful Life
Electronic equipment	3 years
Vehicle	4 years
Office furniture	5 years
Leasehold improvement	Shorter of the lease term or the estimated useful life of the assets

Ordinary maintenance and repairs are charged to expenses as incurred, while replacements and betterments are capitalized. When items are retired or otherwise disposed of, income is charged or credited for the difference between net book value of the item disposed and proceeds realized thereon.

Property and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Recoverability of a long-lived asset or asset group to be held and used is measured by a comparison of the carrying amount of an asset or asset group to the estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying value of an asset or asset group exceeds its estimated undiscounted future cash flows, an impairment loss is recognized by the amount that the carrying value exceeds the estimated fair value of the asset or asset group. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third party independent appraisals, as considered necessary. Assets to be disposed are reported at the lower of carrying amount or fair value less costs to sell, and are no longer depreciated. No impairment of long-lived assets was recognized for the years presented.

(i) Value Added Taxes

The Company’s PRC subsidiaries and UAE subsidiary are subject to value added tax (“VAT”). Revenue from providing services is generally subject to VAT at the rate of 6% for PRC subsidiaries and 5% for UAE subsidiary, respectively. The Group paid to local tax authorities after netting input VAT on purchases. The excess of output VAT over input VAT is reflected in accrued expenses and other current liabilities, and the excess of input VAT over output VAT is reflected in prepayments and other current assets in the consolidated balance sheets.

(j) Fair Value Measurements

Fair value represents the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures (“ASC 820”) defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Accounting guidance establishes a three-level fair value hierarchy and requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs are:

Level 1 —	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 —	Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 —	Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets and liabilities of the Group primarily consist cash and cash equivalents, term deposits, short-term investments, accounts payable, accrued expenses and other current liabilities. The Group measures short-term investments at fair value on a recurring basis. Short-term investments include financial products issued by financial institutions, which are valued based on price per unit quoted by financial institutions. They are categorized in Level 2 of the fair value hierarchy. As of December 31, 2018 and 2019, the carrying values of other financial instruments approximated to their fair values due to the short maturity of these instruments.

(k) Revenue Recognition

The Group has adopted ASC 606, Revenue from Contracts with Customers, since its establishment and recognizes revenue when control of the promised services are transferred to the customers, in an amount that reflects the consideration that the Group expects to receive in exchange for those services.

Substantially all the revenues of the Group were derived from a voice-centric social networking and entertainment platform for group chatting which allows individual users free access to the basic functions on the platform. It also provides enhanced experience by sales of virtual items and provision of upgrade service on the platform. The Group has the sole discretion in designing the specifications and establishing pricing of virtual items and upgrade service. Individual user purchases virtual items and upgrade service using the Company’s virtual currency which is in turn acquired through third party payment platforms. Virtual currency is non-refundable and does not have expiration date. Proceeds received from users’ recharging of virtual currency are recorded as deferred revenue.

The Group recognizes revenue relating to virtual items at the point-in-time when the virtual item is consumed. Upgrade service primarily consists of VIP rights or premium membership in chat rooms over a specified limited period or the period the users are registered on the platform. Revenues for the upgrade service with limited period are recognized ratably over the period the service is made available to the users. Revenues from the upgrade service without any time limits are recognized ratably over the estimated period of the relevant user groups. The estimated period is determined based on the expected service period derived from historical users’ behavioral pattern. This estimate is re-assessed on a quarterly basis. Adjustments arising from the changes of estimated period of the users are applied prospectively as such changes are resulted from new information indicating a change in the users’ behavior.

Deferred revenue (a contract liability) is recognized when the Group has an obligation to transfer services to a customer for which the Company has received consideration related to the Group’s voice-centric social networking service from the customer.

The balance of deferred revenue as of January 1, 2018 and 2019 was US$911,190 and US$3,439,418, respectively, which were recognized as revenue for the years ended December 31, 2018 and 2019, respectively. The balance as of December 31, 2019 is expected to be recognized as revenues within one year.

(l) Cost of Revenues

Cost of revenues consists primarily of (i) commission fees paid to third party payment platforms, and (ii) staff cost and expenses related to the operations of the mobile platforms.

(m) Selling and Marketing Expenses

Selling and marketing expenses mainly consist of (i) advertising costs and market promotion expenses, and (ii) staff cost, rental and depreciation related to selling and marketing functions. Advertising costs, which consist primarily of online advertisements, are expensed as incurred. The advertising costs were US$5,296,954 and US$7,541,366 for the years ended December 31, 2018 and 2019, respectively.

(n) General and Administrative Expenses

General and administrative expenses mainly consist of (i) staff cost, rental and depreciation related to general and administrative personnel, (ii) professional service fees; and (iii) other corporate expenses.

(o) Technology and Product Development Expenses

Technology and product development expenses consist primarily of (i) staff cost, and (ii) related expenses for the employees involved in designing and developing new features for the mobile platforms and self-developed mobile games. All technology and product development expenditures are expensed as incurred.

(p) Share-based Compensation

The Group periodically grants share-based awards, mainly including share options to eligible employees and managements, which are subject to service and performance conditions.

The Group recognizes compensation cost for an equity classified award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award, provided that the cumulative amount of compensation cost recognized at any date at least equals the portion of the grant date fair value of such award that is vested at that date. For equity awards that contain both a service condition and a performance condition, the Company recognizes compensation cost on a tranche-by-tranche basis, and when the Group considers that it is probable that the performance condition will be achieved. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards is reversed.

(q) Employee Benefits

The Company’s subsidiaries in PRC participate in a government mandated, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in China to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. Employee social benefits included as expenses in the accompanying consolidated statements of comprehensive income amounted to US$337,897 and US$876,074 for the years ended December 31, 2018 and 2019, respectively.

(r) Income Taxes

Current income taxes are provided on the basis of income before income taxes for financial reporting purposes, and adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method. Under this method, deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and are determined by applying enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates or tax laws is recognized in the consolidated statements of comprehensive income in the period the change in tax rates or tax laws is enacted. A valuation allowance is provided to reduce the amount of deferred income tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred income tax assets will not be realized.

The Group applies a “more likely than not” recognition threshold in the evaluation of uncertain tax positions. The Group recognizes the benefit of a tax position in its consolidated financial statements if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognized tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities, tax audits, and expiry of statutory limitations. In addition, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Accordingly, unrecognized tax benefits are periodically reviewed and re-assessed. Adjustments, if required, are recorded in the Group’s consolidated financial statements in the period in which the change that necessities the adjustments occurs. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process. The Group records interest and penalties related to unrecognized tax benefits (if any) in interest expenses and general and administrative expenses, respectively. As of December 31, 2018 and 2019, the Group did not have any unrecognized uncertain tax positions.

(s) Operating Lease

The Group leases premises for offices under non-cancellable operating leases. Payments made under operating lease are charged to the consolidated statements of comprehensive income on a straight-line basis over the term of underlying lease. There are no capital improvement funding, lease concessions, escalated rent provisions or contingent rent in the lease agreements. The Company has no legal or contractual asset retirement obligations at the end of the lease term.

(t) Foreign Currency

The Company’s reporting currency is United States Dollars (“US$”). The functional currency of the Company and its wholly-owned subsidiaries incorporated at UAE, HK S.A.R. and British Virgin Islands is US$. The functional currency of the Company’s PRC subsidiaries is Chinese Renminbi (“RMB”).

Transactions denominated in currencies other than the functional currency are remeasured into the functional currency at the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currency are remeasured into the functional currency using the applicable exchange rate at the balance sheet date. The resulted exchange differences are recorded in general and administrative expenses in the consolidated statements of comprehensive income.

The financial statements of the Company’s PRC subsidiaries are translated from RMB into US$. Assets and liabilities are translated into US$ using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings or deficits generated in the current period are translated into US$ using the appropriate historical rates. Revenues, expenses, gains and losses are translated into US$ using the average exchange rates for the relevant period. The resulted foreign currency translation adjustments are recorded as a component of other comprehensive income or loss in the consolidated statements of comprehensive income, and the accumulated foreign currency translation adjustments are recorded as a component of accumulated other comprehensive income (loss) in the consolidated statement of shareholders’ equity (deficit).

(u) Concentration and risk

The Group’s cost of revenues mainly included commission fees paid to third party payment platforms, among which two third party payment platforms individually represent greater than 10% of the Group’s cost of revenues excluding payroll and welfare and depreciation for the years ended December 31, 2018 and 2019 are as follows:

	For the Year Ended December 31
	2018	2019
A	67%	61%
B	19%	14%

(v) Earnings (Loss) per Share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders, taking into consideration the deemed dividends to preferred shareholders (if any), by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Net losses are not allocated to other participating securities if based on their contractual terms they are not obligated to share the losses.

The Company’s redeemable convertible preferred shares are participating securities, as they have contractual nonforfeitable right to participate in distributions of earnings. The redeemable convertible preferred shares have no contractual obligation to fund or otherwise absorb the Group’s losses. Accordingly, any undistributed net income is allocated on a pro rata basis to ordinary shares and redeemable convertible preferred shares; whereas any undistributed net loss is allocated to ordinary shares only.

Diluted earnings (loss) per share is calculated by dividing net earnings (loss) attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the preferred shares, using the if-converted method, and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted earnings (loss) per share calculation when inclusion of such share would be anti-dilutive.

(w) Segment Reporting

The Group uses the management approach in determining its operating segments. The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. For the purpose of internal reporting and management’s operation review, the Group’s Chief Executive Officer does not segregate the Group’s business by product or service lines. Management has determined that the Group has one operating segment, which is the social networking and entertainment platform.

(x) Statutory Reserve

In accordance with the PRC Company Laws, the PRC subsidiaries must make appropriations from their after-tax profits as determined under the generally accepted accounting principles in the PRC (“PRC GAAP”) to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the PRC companies. Appropriation to the discretionary surplus fund is made at the discretion of the PRC companies. The statutory surplus fund and discretionary surplus fund are restricted for use. They may only be applied to offset losses or increase the registered capital of the respective companies. These reserves are not allowed to be transferred to the Company by way of cash dividends, loans or advances, nor can they be distributed except for liquidation. For the years ended December 31, 2018 and 2019, US$35,227 and US$156,963 appropriation was made to the statutory surplus fund and discretionary surplus fund by the Company’s PRC subsidiaries, respectively.

UAE Company Laws requires 10% of Yalla UAE’s annual net profits to be set aside as a statutory reserve. This allocation may be suspended by a shareholders’ decision once the reserve has reached an amount equal to 50% of the share capital of the company. For the years ended December 31, 2018 and 2019, nil and US$136,147 appropriation was made to the statutory reserve by Yalla UAE, respectively.

(y) Deferred initial public offering costs

Direct costs incurred by the Company attributable to its proposed initial public offering (“IPO”) of ordinary shares in the United States have been deferred and recorded as other assets and will be offset against the gross proceeds received from such offering. In the event the IPO is terminated or abandoned, all capitalized deferred IPO costs will be expensed.

(z) Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Updates (“ASU”) No. 2016-02 , Leases (Topic 842) (“ASU 2016-02”). ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 was further amended in November 2019 by ASU 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842), which deferred the effective date of new lease standard. As a result, Accounting Standards Codification (“ASC”) 842, Leases, is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2018. For all other entities, it is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. Early adoption is permitted. As the Company is an “emerging growth company” and elects to apply for the new and revised accounting standards at the effective date for a private company, the Company will adopt the new standard on January 1, 2021. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. ASU 2016-13 was further amended in November 2019 by ASU 2019-10. As a result, ASC326, Financial Instruments—Credit Losses is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2019. For all other entities it is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. As the Company is an “emerging growth company” and elects to apply for the new and revised accounting standards at the effective date for a private company, the Company will adopt the new standard on January 1, 2023. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

On August 6, 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230)—Classification of Certain Cash Receipts and Payments. The ASU provides guidance on the classification of certain cash receipts and payments including debt prepayment or debt issuance costs and cash payments for contingent considerations. The ASU also provides clarification on the application of the predominance principle outlined in ASC 230. The effective date for public entities will be annual periods beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The Group adopted this ASU beginning January 1, 2018. The adoption of this ASU does not have any impact on the consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 modifies certain disclosure requirements on fair value measurements, including (i) clarifying narrative disclosure regarding measurement uncertainty from the use of unobservable inputs, if those inputs reasonably could have been different as of the reporting date, (ii) adding certain quantitative disclosures, including (a) changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and (b) the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and (iii) removing certain fair value measurement disclosure requirements, including (a) the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, (b) the policy for timing of transfers between levels of the fair value hierarchy and (c) the valuation processes for Level 3 fair value measurements. The amendments in ASU 2018-13 are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company will adopt the new standard on January 1, 2020. The Company is currently evaluating the effect of the disclosure requirements of ASU 2018-13 will have on its consolidated financial statements and does not expect the impact to be material.

3. SHORT-TERM INVESTMENTS

Short-term investments consisted of the following:

	As of December 31,
	2018	2019
	US$	US$
Aggregate cost	490,000	1,493,411
Gross unrealized gain	3,723	13,574

Aggregate fair value	493,723	1,506,985

The Group’s short-term investments represent financial products issued by Bank of China and Silicon Valley Bank.

4. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	As of December 31,
	2018	2019
	US$	US$
Amounts due from third party payment platforms	1,581,872	2,782,990
Others	713,287	1,147,316

Prepayments and Other Current Assets	2,295,159	3,930,306

5. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2018	2019
	US$	US$
Accrued payroll and welfare	269,720	651,470
Taxes payable	184,594	721,857
Others	147,014	203,203

Accrued Expenses and Other Current Liabilities	601,328	1,576,530

6. MEZZANINE EQUITY

Class A, Class B and Class C Redeemable Convertible Preferred Shares

In April and September 2016, FYXTech BVI and Shenzhen Yale issued Class A Redeemable Convertible Preferred Shares to investors in exchange for a total cash consideration of US$300,000. The rights, preferences and privileges of Class A Redeemable Convertible Preferred Shares issued by FYXTech BVI and Shenzhen Yale (collectively “Class A Preferred Equity”) are substantially identical.

In January and June 2017, FYXTech BVI and Shenzhen Yale issued Class B Redeemable Convertible Preferred Shares to individual investors in exchange for a total cash consideration of US$218,233. The rights, preferences and privileges of Class B Redeemable Convertible Preferred Shares issued by FYXTech BVI and Shenzhen Yale (collectively “Class B Preferred Equity”) are substantially identical.

In June 2017, FYXTech BVI and Shenzhen Yale issued Class C Redeemable Convertible Preferred Shares to an investor in exchange for a total cash consideration of US$726,195. The rights, preferences and privileges of Class C Redeemable Convertible Preferred Shares issued by FYXTech BVI and Shenzhen Yale (collectively “Class C Preferred Equity”) are substantially identical.

Upon the issuance of Class C Preferred Equity, the holders of Class A Preferred Equity, the Class B Preferred Equity and the Class C Preferred Equity owned 12%, 4% and 10% of FYXTech BVI and Shenzhen Yale’s equity interest on a fully-diluted basis, respectively.

The rights, preferences and privileges of Class A Preferred Equity, Class B Preferred Equity and Class C Preferred Equity are as follows:

Redemption Rights

Each holder of Class A Preferred Equity and Class B Preferred Equity shall be entitled to receive an amount equal to 100% of the original purchase price of such preferred equity if deemed liquidation events as defined in the agreement which were outside of the control of FYXTech BVI and Shenzhen Yale occur.

Each holder of Class C Preferred Equity shall have the right to request FYXTech BVI and Shenzhen Yale to redeem Class C Preferred Equity held by such shareholder at the price of the original purchase price of such Class C Preferred Equity plus a simple interest rate of 15% per annum, and minus cumulative dividends that has been distributed on such Class C Preferred Equity if

(1)	FYXTech BVI or Shenzhen Yale fails to consummate an IPO within five (5) years after the closing date of the purchase of the Class C Preferred Equity, or

(2)	a material breach as defined in the agreement occurs.

Conversion Rights

Each of Class A Preferred Equity, Class B Preferred Equity and Class C Preferred Equity may be converted into ordinary shares of FYXTech BVI at the sole discretion of its holder at the initial conversion ratio of 1:1. The initial conversion ratio of Class A Preferred Equity, Class B Preferred Equity and Class C Preferred Equity is subject to contingent conversion adjustments for any new securities issued.

Voting Rights

Each holder of Class A Preferred Equity, Class B Preferred Equity and Class C Preferred Equity shall be entitled to that number of votes corresponding to the number of ordinary shares on an as-converted basis.

Dividend Rights

Each of Class A Preferred Equity, Class B Preferred Equity and Class C Preferred Equity shall be entitled to an equal share (on an as-converted basis) in any dividend.

Liquidation Preferences

In the event of a liquidation, dissolution, winding up or deemed liquidation defined in the agreement, the distributable assets thereof shall be distributed among the shareholders as follows:

(a) Firstly, each holder of Class C Preferred Equity shall have the right to receive the higher of the following: (1) the fair market value multiplied by the share percentage of the Class C Preferred Equity that such holder holds in FYXTech BVI and Shenzhen Yale, (2) 150% of the original purchase price of such Class C Preferred Equity; or (3) the original purchase price of such Class C Preferred Equity plus the amount calculated at the compound interest rate of 15% per annum;

(b) Secondly, after the payment of the Class C Liquidation Preference, each holder of Class B Preferred Equity shall be entitled to receive an amount equal to one hundred percent (100%) of the original purchase price of such Class B Preferred Equity;

(c) Thirdly, after the payment of the Class B Liquidation Preference, each holder of the Class A Preferred Equity shall be entitled to receive an amount equal to one hundred percent (100%) of the original purchase price of such Class A Preferred Equity;

(d) Finally, after the payment of the Class A Liquidation Preference, the balance of the surplus assets (if any) of the Company shall be distributed among the holders of ordinary shares, Class A Preferred Equity, Class B Preferred Equity and Class C Preferred Equity on a fully diluted basis.

Accounting of Class A, Class B and Class C Preferred Equity

The Company classified Class A Preferred Equity and Class B Preferred Equity as mezzanine equity in the consolidated balance sheet as they were contingently redeemable upon the occurrence of deemed liquidation events which were outside of the control of FYXTech BVI and Shenzhen Yale. The Company classified Class C Preferred Equity as mezzanine equity in the consolidated balance sheet as they were contingently redeemable upon the occurrence of IPO or defined events which were outside of the control of FYXTech BVI and Shenzhen Yale.

The Company concluded the embedded conversion and redemption option of Class A Preferred Equity, Class B Preferred Equity and Class C Preferred Equity did not need to be bifurcated pursuant to ASC 815 because these terms do not permit net settlement, nor they can be readily settled net by a means outside the contract, nor they can provide for delivery of an asset that puts the holders in a position not substantially different from net settlement.

The Company also determined that there was no beneficial conversion feature attributable to Class A Preferred Equity, Class B Preferred Equity and Class C Preferred Equity because the initial effective conversion prices of these Preferred Equity were higher than the estimated fair value of FYXTech BVI and Shenzhen Yale’s ordinary shares at each commitment dates.

Class A Preferred Equity, Class B Preferred Equity and Class C Preferred Equity were recorded initially at fair value, net of issuance costs. The Company accreted changes in the redemption value of Class A Preferred Equity, Class B Preferred Equity and Class C Preferred Equity over the period from the date of issuance to the earliest redemption date using the interest method. The accretions were recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital had been exhausted, additional charges were recorded against retained earnings or accumulated deficit.

FYXTech BVI and Shenzhen Yale repurchased Class A Preferred Equity in February 2018 and March 2018 in exchange for a total cash consideration of US$3 million. FYXTech BVI and Shenzhen Yale repurchased Class C Preferred Equity in May 2018 in exchange for a cash consideration of US$4.6 million. The repurchased preferred shares were cancelled immediately. The excess of the repurchase price over the carrying amount of Class A Preferred Equity and Class C Preferred Equity in the amount of US$2,700,000 and US$3,781,363, respectively, representing a return to the holders of Class A Preferred Equity and Class C Preferred Equity was treated as deemed dividends to these Preferred Equity Holders.

The activities of Class A Preferred Equity, Class B Preferred Equity and Class C Preferred Equity for the year ended December 31, 2018 are as follows:

	Class A Preferred Equity	Class B Preferred Equity	Class C Preferred Equity	Total
	US$	US$	US$	US$
Balance as of January 1, 2018	300,000	218,233	772,382	1,290,615
Accretion	—	—	30,439	30,439
Repurchase	(300,000)	—	(802,821)	(1,102,821)
Re-designation (see note below)	—	(218,233)	—	(218,233)

Balance as of December 31, 2018	—	—	—	—

Series Angel, Series Pre-A and Series A Redeemable Convertible Preferred Shares

On May 23, 2018, the Company issued 4,955,327 Series Angel Redeemable Convertible Preferred Shares (“Series Angel Preferred Shares”), with par value of US$0.0001 per share to the Class B Preferred Equity Holders at minimal consideration.

On May 23, 2018, the Company issued 9,917,226 Series Pre-A Redeemable Convertible Preferred Shares (“Series Pre-A Preferred Shares”) with par value of US$0.0001 per share to the Co-founders at minimal consideration.

As stated in note 1, in connection with the Reorganization, the equity structure of the Company was substantially identical to that of FYXTech BVI and Shenzhen Yale immediately before the Reorganization on a fully-diluted basis. Therefore, the Company considered that on May 23, 2018, Class B Preferred Equity were redesignated into Series Angel Preferred Shares, and the ordinary shares which represented 11% equity interest of FYXTech BVI and Shenzhen Yale were redesignated into Series Pre-A Preferred Shares.

On May 23, 2018, the Company issued 36,363,636 Series A Redeemable Convertible Preferred Shares (“Series A Preferred Shares”) to third-party investors in exchange for a total cash consideration of US$20 million, or US$0.5500 per share. Total issuance costs of Series A Preferred Shares were US$922,589.

The rights, preferences and privileges of Series Angel Preferred Shares, Series Pre-A Preferred Shares and Series A Preferred Shares (collectively “Preferred Shares”) are as follows:

Redemption Rights

Preferred Shares shall be redeemable at the option of holders of the Preferred Shares if:

(1)	the Company has not consummated a Qualified Initial Public Offering (“Qualified IPO”) within five (5) years after the issuance of Preferred Shares; or

(2)	the material breach as defined in the agreement occurs.

The redemption price of Series Angel Preferred Share, Series Pre-A Preferred Shares and Series A Preferred shares was US$0.0528, US$0.0753 and US$0.5500 per share, respectively, plus a single rate of ten percent per annum for the period from the date on which Series Angel Preferred Share, Series Pre-A Preferred Shares and Series A Preferred shares were issued to the date on which the preferred shares are redeemed and the redemption price is paid, plus all accrued but unpaid dividends.

The redemption preference from high priority to low priority is in sequence as follows: (i) Series A Preferred Shares, (ii) Series Pre-A Preferred Shares, and (iii) Series Angel Preferred Shares.

Conversion Rights

Each holder of Preferred Shares shall have the right, at such holder’s sole discretion, to convert all or any portion of its Preferred Shares into ordinary shares at any time. The conversion rate for Preferred Shares shall be determined by dividing the original issuance price for Series A Preferred Shares or assumed issuance price (which is also the redemption price aforementioned) for Series Pre-A Preferred Shares and Series Angel Preferred Shares (collectively “Preferred Share Issuance Price”) by the conversion price then in effect at the date of the conversion. The initial conversion price will be the Preferred Share Issuance Price (i.e., a 1-to-1 initial conversion ratio), as applicable, which will be subject to adjustments to reflect share dividends, share splits, combination, subdivisions, consolidations, reclassifications, exchange, substitutions, reorganizations, mergers and other dilutive events.

Each preferred share shall automatically be converted into ordinary shares, at the then applicable preferred share conversion price (i) upon the closing of a Qualified IPO or (ii) the prior written approval of the holders of a majority of the Preferred Shares then outstanding.

Voting Rights

Each Preferred Share holder shall carry a number of votes equal to the number of ordinary shares then issuable upon its conversion into ordinary shares at the record date for determination of the shareholders entitled to vote on such matters, or, if no such record date is established, at the date such vote is taken or any written consent of shareholders is solicited.

Dividend Rights

Each holder of the Preferred Shares shall be entitled to receive preferential, non-cumulative dividends, out of any assets legally available therefor, at an amount equal to the greater of: (i) a single annual rate of eight percent of the Preferred Shares Issuance Price (as adjusted for any subdivisions, consolidations, bonus issues, reclassifications and the like) as and if declared by the Board, or (ii) any dividends which would be distributed to the holders of Preferred Shares on a pro rata, pari passu basis among all holders of ordinary shares and Preferred Shares (on an as-converted basis) when, as and if declared by the Board.

Liquidation Preferences

In the event of any liquidation, dissolution, winding up or deemed liquidation defined in the agreement, either voluntary or involuntary, the holders of Preferred Shares shall be entitled to receive, an amount equal to one hundred percent of Preferred Shares Issuance Price and all accrued or declared but unpaid dividends thereon.

The liquidation right should be settled in the sequence of (i) Series A Preferred Shares, (ii) Series Pre-A Preferred Shares, and (iii) Series Angel Preferred Shares.

Accounting of Series Angel, Series Pre-A and Series A Preferred Shares

The Company classified Series Angel Preferred Shares, Series Pre-A Preferred Shares and Series A Preferred Shares as mezzanine equity in the consolidated balance sheets as they are contingently redeemable upon the occurrence of certain events outside of the Company’s control.

The Company concluded the embedded conversion and redemption option of Series Angel Preferred Shares, Series Pre-A Preferred Shares and Series A Preferred Shares did not need to be bifurcated pursuant to ASC 815 because these terms do not permit net settlement, nor they can be readily settled net by a means outside the contract, nor they can provide for delivery of an asset that puts the holders in a position not substantially different from net settlement.

The Company also determined that there was no beneficial conversion feature attributable to the Series Angel Preferred Shares, Series Pre-A Preferred Shares and Series A Preferred Shares because the initial effective conversion prices of these preferred shares were higher than the estimated fair value of the Company’s ordinary shares at the relevant commitment dates.

As described above, on May 23, 2018, Class B Preferred Equity were redesignated into Series Angel Preferred Shares. The Company determines whether such amendment or modification to the terms of Series Angel Preferred Shares represents an extinguishment based on a fair value approach. Since the difference between the fair value of the Class B Preferred Shares and Series Angel Preferred Shares upon the modification date was immaterial, the Company initially recorded the Series Angel Preferred Shares at the carrying amount of Class B Preferred Shares on the issuance date of Series Angel Preferred Shares.

As described above, on May 23, 2018, certain portion of ordinary shares of FYXTech BVI and Shenzhen Yale were redesignated into Series Pre-A Preferred Shares. Series Pre-A Preferred Shares were recorded initially at fair value. The excess of fair value of Series Pre-A Preferred Shares upon the issuance date over the carrying amount of ordinary shares was US$3,570,201 was in substance a transfer of wealth from ordinary shareholders to the holders of preferred shares and therefore was treated as deemed dividend to the Series Pre-A Preferred Shareholders.

The Company accreted changes in the redemption value of Series Angel Preferred Shares and Series A Preferred Shares over the period from the date of issuance to the earliest redemption date using the interest method. The accretions were recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital had been exhausted, additional charges were recorded against retained earnings or accumulated deficit. Since the redemption value of Series Pre-A Preferred Shares is less than its carrying amount, no accretion was recorded.

The activities of Series Angel Preferred Shares, Series Pre-A Preferred Shares and Series A Preferred Shares for the years ended December 31, 2018 and 2019 are as follows:

	Series Angel Preferred Shares	Series Pre-A Preferred Shares	Series A Preferred Shares	Total
	US$	US$	US$	US$
Balance as of January 1, 2018	—	—	—	—
Re-designation	218,233	3,570,201	—	3,788,434
Issuance	—	—	20,000,000	20,000,000
Issuance costs paid	—	—	(922,589)	(922,589)
Accretion	16,161	—	1,080,452	1,096,613

Balance as of December 31, 2018	234,394	3,570,201	20,157,863	23,962,458

Accretion	29,214	—	1,911,038	1,940,252

Balance as of December 31, 2019	263,608	3,570,201	22,068,901	25,902,710

The redemption amount of Preferred Shares in each of the five years following December 31, 2019 assuming the Company has not consummated a Qualified IPO, are as follows:

Year ending December 31,	US$
2020	—
2021	—
2022	—
2023	31,517,735
2024	—

7. SHARE-BASED COMPENSATION

On June 22, 2018, the Board of Directors of the Company approved and adopted the 2018 Share Incentive Plan (the “2018 Plan”), under which the Company reserves 11,733,506 ordinary shares to motivate employees of the Group. On June 25, 2019, the Board of Directors of the Company approved the reservation of additional 15,000,000 ordinary shares for issuance under the 2018 Plan.

Under the 2018 plan, the options are generally subject to a four year service schedule, under which an employee earns an entitlement to vest 25% of his/her option at the end of each year of complete service.

The Company granted 4,873,822, 19,252,381 and 2,607,303 stock options to its employees in June 2018, June 2019 and December 2019, respectively. Stock options granted to employees will be exercisable upon the Company’s completion of IPO and shall be forfeited at the time the employee terminates of cause and breaches of the employees’ obligations, three months after termination of employment of the employee or twelve months after employee terminates of death or disability. The options have a contractual term of ten years.

A summary of the share options activities for the years ended December 31, 2018 and 2019 is presented below:

	Number of shares	Weighted average exercise price	Weighted remaining contractual years	Aggregate intrinsic value
		US$		US$
Outstanding at January 1, 2018	—	—
Granted	4,873,822	0.16
Forfeited	—	—

Outstanding at December 31, 2018	4,873,822	0.16	9.50	10,429,218

Granted	21,859,684	0.20
Forfeited	—	—
Outstanding at December 31, 2019	26,733,506	0.19	9.37	100,101,256

Vested and expect to vested as of December 31, 2019	26,733,506	0.19	9.37	100,101,256

As of December 31, 2019, no share options were exercisable, since their exercisability is subject to the completion of the Company’s IPO.

The fair value of the options granted is estimated on the date of grant using the binomial option pricing model with the following key assumptions used:

	2018	2019
Risk-free rate of return (per annum)	2.9%	1.9%-2.0%
Volatility	57.10%	55.0%-56.2%
Expected dividend yield	0%	0%
Exercise multiple	2.2	2.2-2.8
Fair value of underlying ordinary share	0.35	3.02-3.94
Expected term	10	10

The estimated fair values of the underlying ordinary shares at the grant date was estimated by management with the assistance of an independent valuation firm. The Company first determined its enterprise value by using income approach, which required the estimation of future cash flows, and the application of an appropriate discount rate with reference to comparable listed companies engaged in the similar industry to convert such future cash flows to a single present value, and then allocated the enterprise value between the ordinary shares and preferred shares. The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Company’s options. The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in USD for a term consistent with the expected term of the Company’s options in effect at the option valuation date. The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. As the Company did not have sufficient information of past employee exercise history, it was estimated by referencing to a widely-accepted academic research publication. Expected dividend yield is zero as the Company does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the option.

The weighted average grant date fair value of the share options for the years ended December 31, 2018 and 2019 was US$0.26 and US$2.96, respectively. Since the share options have both a service condition and a performance condition on the completion of an IPO of the Company, no compensation expense relating to the options was recorded for the years ended December 31, 2018 and 2019, because the IPO is not deemed probable. The Company will recognize compensation expenses relating to options vested cumulatively upon the completion of the Company’s IPO. As of December 31, 2019, the total unrecognized compensation expense associated with share options amounted to US$65,907,438, of which US$15,275,841 was based on the degree of service period that had been completed as of December 31, 2019.

8. INCOME TAX

a) Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

British Virgin Islands (“BVI”)

Under the current laws of the BVI, the Company’s entity incorporated in the BVI is not subject to tax on income or capital gains. In addition, upon payments of dividends by the entity to their shareholders, no BVI withholding tax will be imposed.

UAE

Under the current laws of the UAE, the Company is not subject to tax on income or capital gain. Additionally, UAE does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company’s Hong Kong subsidiary is subject to Hong Kong profits tax at the rate of 16.5% on its taxable income generated from the operations in Hong Kong. Payments of dividends by the Hong Kong subsidiary to the Company is not subject to withholding tax in Hong Kong. A two-tiered profits tax rates regime was introduced in 2018 where the first HK$2 million of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. No provision for Hong Kong profits tax has been made in the financial statements as the subsidiary in Hong Kong has no assessable profits for the years ended December 31, 2018 and 2019.

PRC

The Company’s PRC subsidiaries are subject to the PRC Corporate Income Tax Law (“CIT Law”) and are taxed at the statutory income tax rate of 25%, unless otherwise specified.

The CIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the CIT Law define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is more likely than not that its operations outside the PRC should be considered a resident enterprise for PRC tax purposes.

Income (loss) before income taxes were generated in the following jurisdictions:

	For the Year Ended December 31,
	2018	2019
	US$	US$
British Virgin Islands (B.V.I)	22,887,838	(382)
UAE	(3,331,781)	27,663,586
PRC, excluding HK S.A.R.	845,644	2,142,160
HK S.A.R.	(619)	(85,436)
Cayman Islands	103,904	(359,359)

Total	20,504,986	29,360,569

Income tax expense recognized in the consolidated statement of comprehensive income consists of current income tax expense.

The effective income tax rate for the years ended December 31, 2018 and 2019 was 1.3% and 1.5%, respectively. All the income tax expense was related to the subsidiaries located in PRC, which were subject to the PRC statutory income tax at the rate of 25% for their taxable income.

Deferred income tax assets and liabilities are as follows:

	As of December 31,
	2018	2019
	US$	US$
Deferred tax assets
—Net operating loss carry forwards	102	40,859
Less: Valuation allowance	(102)	(40,859)

Total deferred income tax assets	—	—

Deferred tax liabilities	—	—

Changes in valuation allowance are as follows:

	As of December 31, 2018
	2018	2019
	US$	US$
Balance at the beginning of the year	—	102
Additions	102	40,757

Balance at the end of the year	102	40,859

A valuation allowance is provided against deferred income tax assets when the Group determines that it is more likely than not that the deferred income tax assets will not be utilized in the foreseeable future. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit or retained earnings, existence of taxable temporary differences and reversal periods.

9. EARNINGS (LOSS) PER SHARE

The following table sets forth the basic and diluted earnings (loss) per share computation and provides a reconciliation of the numerator and denominator for the periods presented:

	For the Year Ended December 31,
	2018	2019
	US$	US$
Numerator:
Net Income	20,241,623	28,924,803
Deemed dividend to Class A Redeemable Convertible Preferred Equity Holders	(2,700,000)	—
Deemed dividend to Class C Redeemable Convertible Preferred Equity Holder	(3,781,363)	—
Deemed dividend to Series Pre-A Redeemable Convertible Preferred Shareholders	(3,570,201)	—
Accretion of redeemable convertible preferred shares	(1,127,052)	(1,940,252)
Distribution to the shareholders of FYXTech BVI and Shenzhen Yale in connection with the Reorganization	(18,146,091)	—
Earnings attributable to redeemable convertible preferred shareholders	—	(11,093,510)

Numerator for basic and diluted earnings (loss) per share calculation	(9,083,084)	15,891,041

Denominator:
Weighted average number of ordinary shares	73,393,941	73,393,941

Denominator for basic and diluted earnings (loss) per share calculation	73,393,941	73,393,941

Earnings (loss) per ordinary share
—Basic and diluted	(0.12)	0.22

For the purpose of calculating loss per share for the year ended December 31, 2018, the weighted average number of ordinary shares outstanding used in the calculation has been retrospectively adjusted to reflect the issuance of ordinary shares in connection with the Reorganization (see note 1), as if the Reorganization had occurred at the beginning of the year.

The potential dilutive securities that have not been included in the calculation of diluted earnings (loss) per share as their inclusion would be anti-dilutive are as follow:

	For the Year Ended December 31,
	2018	2019
Redeemable convertible preferred shares	51,236,189	51,236,189

10. REVENUE INFORMATION

Revenues consist of the following:

	For the Year Ended December 31,
	2018	2019
	US$	US$
Revenues generated from group chatting services	42,371,174	63,437,224
Others*	—	27,350

Total revenues	42,371,174	63,464,574

*	Others represented the revenues generated by the mobile application for casual games, Yalla Ludo, which was launched in the third quarter of 2018.

The Company’s platform does not require real-name and country of registration of its users. Therefore the Company does not disclose the revenue information by geographical region because country information of its users are not available or not verified by the Company.

11. RELATED PARTY TRANSACTIONS

On July 1, 2018, the Co-founders and FYXTech BVI entered into a loan agreement, pursuant to which FYXTech BVI agreed to provide loans with amount up to US$12 million to the Co-founders. The loan period is 24 months from the first disbursement date. For the year ended December 31, 2018, FYXTech BVI had lent US$10,260,950 to the Co-founders. As of December 31, 2018, the loans to the Co-founders was US$10,260,950. As FYXTech BVI ceased to be consolidated within the Group upon the completion of the Reorganization, the balance of loans to the Co-founders was treated as a distribution to the shareholders and hence not included in the Group’s consolidated balance sheet as of December 31, 2018. See note 1(b).

12. COMMITMENTS AND CONTINGENCIES

The Group leases its offices under non-cancelable operating lease agreements. Rental expenses were US$235,465 and US$567,548 for the years ended December 31, 2018 and 2019, respectively.

As of December 31, 2019, future minimum lease commitments, all under office non-cancelable operating lease agreements, were as follows:

Year ending December 31,	Office
2020	456,957
2021	225,941
2022	—

Except for those disclosed above, the Group did not have any significant capital or other commitments, long-term obligations, or guarantees as of December 31, 2018 and 2019.

13. SUBSEQUENT EVENT

Management has considered subsequent events through April 15, 2020, which was the date the consolidated financial statements were issued.

YALLA GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31, 2019	June 30, 2020
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	45,302,622	58,539,753
Term deposits	2,722,941	—
Short-term investments	1,506,985	546,876
Prepayments and other current assets	3,930,306	15,303,402

Total current assets	53,462,854	74,390,031

Non-current assets
Property and equipment, net	453,923	678,473
Other assets	200,000	1,020,662

Total assets	54,116,777	76,089,166

LIABILITIES
Current liabilities
Accounts payable	724,487	731,298
Deferred revenue	6,010,874	8,986,417
Accrued expenses and other current liabilities	1,576,530	4,403,073

Total current liabilities	8,311,891	14,120,788

Total liabilities	8,311,891	14,120,788

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

YALLA GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

	As of
	December 31, 2019	June 30, 2020
	US$	US$
MEZZANINE EQUITY
Series Angel Redeemable Convertible Preferred Shares (US$0.0001 par value, 4,955,327 shares authorized, issued and outstanding as of December 31, 2019 and June 30, 2020; Redemption value of US$263,608 and US$279,508 as of December 31, 2019 and June 30, 2020, respectively; Liquidation value of US$261,702 as of December 31, 2019 and June 30, 2020)	263,608	279,508
Series Pre-A Redeemable Convertible Preferred Shares (US$0.0001 par value, 9,917,226 shares authorized, issued and outstanding as of December 31, 2019 and June 30, 2020; Redemption value of US$850,292 and US$885,395 as of December 31, 2019 and June 30, 2020, respectively; Liquidation value of US$746,284 as of December 31, 2019 and June 30, 2020)	3,570,201	3,570,201
Series A Redeemable Convertible Preferred Shares (US$0.0001 par value, 36,363,636 shares authorized, issued and outstanding as of December 31, 2019 and June 30, 2020; Redemption value of US$22,068,901 and US$23,088,459 as of December 31, 2019 and June 30, 2020, respectively; Liquidation value of US$20,000,000 as of December 31, 2019 and June 30, 2020)	22,068,901	23,088,459

Total mezzanine equity	25,902,710	26,938,168

SHAREHOLDERS’ EQUITY:
Ordinary Shares (US$0.0001 par value, 448,763,811 shares authorized, 73,393,941 shares issued and outstanding as of December 31, 2019 and June 30, 2020)	7,339	7,339
Subscriptions receivable	(7,339)	(7,339)
Accumulated other comprehensive income (loss)	5,218	(15,877)
Retained earnings	19,896,958	35,046,087

Total shareholders’ equity	19,902,176	35,030,210

Total liabilities, mezzanine equity and shareholders’ equity	54,116,777	76,089,166

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

YALLA GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the Six Months Ended June 30,
	2019	2020
	US$	US$
Revenues	26,430,088	52,757,627
Costs and expenses:
Cost of revenues	(9,277,679)	(17,233,344)
Selling and marketing expenses	(3,419,803)	(5,547,460)
General and administrative expenses	(1,562,788)	(2,733,843)
Technology and product development expenses	(722,076)	(1,888,164)

Total costs and expenses	(14,982,346)	(27,402,811)

Operating income	11,447,742	25,354,816
Interest income	170,256	166,932
Government grant	—	85,325
Investment income	6,164	8,101

Income before income taxes	11,624,162	25,615,174
Income tax expense	(183,024)	(420,542)

Net income	11,441,138	25,194,632

Accretion of redeemable convertible preferred shares	(940,095)	(1,035,458)
Dividends distributed to redeemable convertible preferred shareholders	—	(3,704,083)

Net income attributable to ordinary shareholders	10,501,043	20,455,091
Earnings per ordinary share
—Basic and diluted	0.08	0.19
Weighted average number of shares outstanding used in computing earnings per ordinary share
—Basic and diluted	73,393,941	73,393,941
Net income	11,441,138	25,194,632
Other comprehensive income (loss)
Foreign currency translation adjustments, net of nil income taxes	22,062	(23,445)
Unrealized holding gains on short-term investments, net of income taxes of US$1,541 and US$2,025 for the six months ended June 30, 2019 and 2020, respectively	9,891	8,426
Less: reclassification adjustment for gains on short-term investments realized in net income, net of income taxes of US$1,541 and US$2,025 for the six months ended June 30, 2019 and 2020, respectively	(4,623)	(6,076)

Other comprehensive income (loss), net of income taxes	27,330	(21,095)

Comprehensive income	11,468,468	25,173,537

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

YALLA GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,
	2019	2020
	US$	US$
Operating activities:
Net cash provided by operating activities	13,483,004	19,700,117

Investing activities:
Purchase of property and equipment	(258,337)	(322,055)
Purchases of short-term investments	(3,962,605)	(1,463,043)
Proceeds from sales of short-term investments	2,941,427	2,425,656
Proceeds from maturity of term deposits	1,304,631	2,722,941

Net cash provided by investing activities	25,116	3,363,499

Financing activities:
Payments of initial public offering costs	—	(820,662)
Payments of dividends	—	(9,010,045)

Net cash used in financing activities	—	(9,830,707)

Effect of foreign currency exchange rate changes on cash and cash equivalents	43,973	4,222

Net increase in cash and cash equivalents	13,552,093	13,237,131

Cash and cash equivalents at the beginning of the period	17,016,700	45,302,622

Cash and cash equivalents at the end of the period	30,568,793	58,539,753

Supplemental cash flow information:
Income taxes paid	—	534,974

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

YALLA GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying unaudited condensed consolidated financial statements of Yalla Group Limited (“the Company”) and their wholly-owned subsidiaries (collectively referred to as the “Group”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted as permitted by rules and regulations of the U.S. Securities and Exchange Commission. The consolidated balance sheet as of December 31, 2019 was derived from the audited consolidated financial statements of the Group. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the Company as of and for the years ended December 31, 2019.

In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present a fair statement of the financial position as of June 30, 2020, the results of operations and cash flows for the six months ended June 30, 2019 and 2020, have been made.

The preparation of the unaudited condensed consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the unaudited condensed consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, fair value of share-based compensation awards, ordinary shares and convertible redeemable preferred shares. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the unaudited condensed consolidated financial statements.

(b) Cash and cash equivalents

Cash and cash equivalents consist of cash at bank and highly liquid investments placed with banks, which have original maturities of three months or less and are readily convertible to known amounts of cash. The Company’s cash and cash equivalents are deposited in financial institutions at below locations:

	As of
	December 31, 2019	June 30, 2020
	US$	US$
Financial institutions in the mainland of the PRC
—Denominated in RMB	486,117	3,276,202
—Denominated in USD	1,214,485	466,233

Total cash balances held at mainland PRC financial institutions	1,700,602	3,742,435

Financial institutions in Hong Kong Special Administrative Region (“HK S.A.R. “)
—Denominated in USD	14,929,853	19,589,000

Total cash balances held at the HK S.A.R. financial institutions	14,929,853	19,589,000

Financial institutions in UAE
—Denominated in United Arab Emirates Dirham (“AED”)	6,059,127	5,114,222
—Denominated in USD	17,355,953	18,177,559

Total cash balances held at the UAE financial institutions	23,415,080	23,291,781

Financial institutions in United States
—Denominated in USD	119,810	119,810

Total cash balances held at the United States financial institutions	119,810	119,810

Financial institutions in Singapore
—Denominated in USD	5,137,277	11,796,727

Total cash balances held at the Singapore financial institutions	5,137,277	11,796,727

Total cash balances held at financial institutions	45,302,622	58,539,753

(c) Employee benefits

As a result of COVID-19, the PRC government exempted or reduced certain enterprises’ contributions to basic pension insurance, unemployment insurance, and work injury insurance (“certain social insurance”). The Group’s PRC subsidiaries were exempted from contributions to certain social insurance between February 2020 and June 2020. The exemption was recognized as a reduction of cost of revenues and operating expenses in the amount of US$361,473 for the six months ended June 30, 2020.

(d) Concentration and risk

The Group’s cost of revenues mainly included commission fees paid to third party payment platforms, among which two third party payment platforms individually represent greater than 10% of the Group’s cost of revenues excluding payroll and welfare and depreciation for the six months ended June 30, 2019 and 2020 are as follows:

	For the Six Month ended June 30,
	2019	2020
A	67%	55%
B	13%	18%

(e) Accounting pronouncements newly adopted

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 modifies certain disclosure requirements on fair value measurements, including (i) clarifying narrative disclosure regarding measurement uncertainty from the use of unobservable inputs, if those inputs reasonably could have been different as of the reporting date, (ii) adding certain quantitative disclosures, including (a) changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and (b) the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and (iii) removing certain fair value measurement disclosure requirements, including (a) the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, (b) the policy for timing of transfers between levels of the fair value hierarchy and (c) the valuation processes for Level 3 fair value measurements. The amendments in ASU 2018-13 are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company adopted the new standard on January 1, 2020, which did not result in a material impact on the unaudited consensed consolidated financial statements.

2. SHORT-TERM INVESTMENTS

Short-term investments consisted of the following:

	As of
	December 31, 2019	June 30, 2020
	US$	US$
Aggregate cost	1,493,411	530,952
Gross unrealized gain	13,574	15,924

Aggregate fair value	1,506,985	546,876

The Group’s short-term investments as of December 31, 2019 represent financial products issued by Bank of China and Silicon Valley Bank. The short-term investments as of June 30, 2020 represented financial products issued by Silicon Valley Bank.

3. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	As of
	December 31, 2019	June 30, 2020
	US$	US$
Amounts due from third party payment platforms	2,782,990	12,289,600
Others	1,147,316	3,013,802

Prepayments and Other Current Assets	3,930,306	15,303,402

4. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of
	December 31, 2019	June 30, 2020
	US$	US$
Accrued payroll and welfare	651,470	3,631,434
Taxes payable	721,857	467,659
Others	203,203	303,980

Accrued Expenses and Other Current Liabilities	1,576,530	4,403,073

5. MEZZANINE EQUITY

The activities of Series Angel Preferred Shares, Series Pre-A Preferred Shares and Series A Preferred Shares for the six months ended June 30, 2020 are as follows:

	Series Angel Preferred Shares	Series Pre-A Preferred Shares	Series A Preferred Shares	Total
	US$	US$	US$	US$
Balance as of January 1, 2020	263,608	3,570,201	22,068,901	25,902,710
Accretion	15,900	—	1,019,558	1,035,458

Balance as of June 30, 2020	279,508	3,570,201	23,088,459	26,938,168

The redemption amount of Preferred Shares in each of the five years following June 30, 2020 assuming the Company has not consummated a Qualified IPO, are as follows:

US$
Six months ending December 31, 2020	—
2021	—
2022	—
2023	31,517,735
2024	—

6. SHARE-BASED COMPENSATION

On June 22, 2018, the Board of Directors of the Company approved and adopted the 2018 Share Incentive Plan (the “2018 Plan”), under which the Company reserves 11,733,506 ordinary shares to motivate employees of the Group. On June 25, 2019, the Board of Directors of the Company approved the reservation of additional 15,000,000 ordinary shares for issuance under the 2018 Plan. On June 16, 2020, the Board of Directors of the Company approved the reservation of additional 15,000,000 ordinary shares for issuance under the 2018 Plan.

Under the 2018 plan, the options are generally subject to a four year service schedule, under which an employee earns an entitlement to vest 25% of his/her option at the end of each year of complete service.

The Company granted 15,000,000 shares of stock options to its employees in June 2020. Stock options granted to employees will be exercisable upon the Company’s completion of IPO and shall be forfeited at the time the employee terminates of cause and breaches of the employees’ obligations, three months after termination of employment of the employee or twelve months after employee terminates of death or disability. The options have a contractual term of ten years.

A summary of the share options activities for the six months ended June 30, 2020 is presented below:

	Number of shares	Weighted average exercise price	Weighted remaining contractual years	Aggregate intrinsic value
		US$		US$
Outstanding at December 31, 2019	26,733,506	0.19	9.37	100,101,256
Granted	15,000,000	0.35
Forfeited	(30,000)	0.10

Outstanding at June 30, 2020	41,703,506	0.25	9.27	203,006,309

Vested and expect to vested as of June 30, 2020	41,703,506	0.25	9.27	203,006,309

As of June 30, 2020, no share options were exercisable, since their exercisability is subject to the completion of the Company’s IPO.

The fair value of the options granted is estimated on the date of grant using the binomial option pricing model with the following key assumptions used:

For the Six Months Ended June 30, 2020
Risk-free rate of return (per annum)	0.7%
Volatility	56.6%
Expected dividend yield	0%
Exercise multiple	2.2-2.8
Fair value of underlying ordinary share	5.12
Expected term	10

The estimated fair values of the underlying ordinary shares at the grant date was estimated by management with the assistance of an independent valuation firm. The Company first determined its enterprise value by using income approach, which required the estimation of future cash flows, and the application of an appropriate discount rate with reference to comparable listed companies engaged in the similar industry to convert such future cash flows to a single present value, and then allocated the enterprise value between the ordinary shares and preferred shares. The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Company’s options. The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in USD for a term consistent with the expected term of the Company’s options in effect at the option valuation date. The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. As the Company did not have sufficient information of past employee exercise history, it was estimated by referencing to a widely-accepted academic research publication. Expected dividend yield is zero as the Company does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the option.

The weighted average grant date fair value of the share options for the six months ended June 30, 2020 was US$4.78. Since the share options have both a service condition and a performance condition on the completion of an IPO of the Company, no compensation expense relating to the options was recorded for the six months ended June 30, 2020, because the IPO is not deemed probable. The Company will recognize compensation expenses relating to options vested cumulatively upon the completion of the Company’s IPO. As of June 30, 2020, the total unrecognized compensation expense associated with share options amounted to US$137,488,699, of which US$32,181,540 was based on the degree of service period that had been completed as of June 30, 2020.

7. INCOME TAX

The effective income tax rate for the six months ended June 30, 2019 and 2020 was 1.6% and 1.6% respectively. All the income tax expense was generated by the subsidiaries located in PRC.

8. DIVIDEND TO SHAREHOLDERS

On May 18, 2020, the Board of Directors of the Company approved the declaration of cash dividend of US$0.07 per share to the Company’s ordinary shareholders and preferred shareholders in the amount of US$9,010,045, which was paid in May 2020.

9. EARNINGS PER SHARE

The following table sets forth the basic and diluted earnings per share computation and provides a reconciliation of the numerator and denominator for the periods presented:

	For the Six Months Ended June 30,
	2019	2020
	US$	US$
Numerator:
Net Income	11,441,138	25,194,632
Accretion of redeemable convertible preferred shares	(940,095)	(1,035,458)
Dividends distributed to redeemable convertible preferred shareholders	—	(3,704,083)
Earnings attributable to redeemable convertible preferred shareholders	(4,317,041)	(6,227,897)

Numerator for basic and diluted earnings per share calculation	6,184,002	14,227,194

Denominator:
Weighted average number of ordinary shares	73,393,941	73,393,941

Denominator for basic and diluted earnings per share calculation	73,393,941	73,393,941

Earnings per ordinary share
—Basic and diluted	0.08	0.19

The potential dilutive securities that have not been included in the calculation of diluted earnings per share as their inclusion would be anti-dilutive are as follow:

	For the Six Months Ended June 30,
	2019	2020
Redeemable convertible preferred shares	51,236,189	51,236,189

10. REVENUE INFORMATION

Revenues consisted of the following:

	For the Six Months Ended June 30,
	2019	2020
	US$	US$
Revenues generated from chatting services	26,429,746	50,080,195
Revenue generated from games services	342	2,677,432

Total revenues	26,430,088	52,757,627

Revenue generated from games services are related to the operation of the Group’s mobile game application, Yalla Ludo. Individual players consume virtual currency to get access to the basic function of the game. They can also purchase virtual items and upgrade service using virtual currency to get enhanced experience. The Group recognizes revenue relating to virtual currency consumed and virtual items at the point-in-time when they are consumed. Upgrade service primarily consists of premium rights over a specified limited period or the period the users are registered on the platform. Revenues for the upgrade service with limited period are recognized ratably over the period the service is made available to the users. Revenues from the upgrade service without any time limits are recognized ratably over the estimated period of the relevant user groups.

The balance of deferred revenue as of January 1, 2019 and 2020 was US$3,439,418 and US$6,010,874, respectively. US$3,439,418 and and US$5,751,529 were recognized as revenue for the year ended December 31, 2019 and for the six months ended June 30, 2020, respectively. The balance as of June 30, 2020 is expected to be recognized as revenues within one year.

The Company’s platform does not require real-name and country of registration of its users. Therefore the Company does not disclose the revenue information by geographical region because country information of its users are not available or not verified by the Company.

11. COMMITMENTS AND CONTINGENCIES

The Group leases its offices under non-cancelable operating lease agreements. Rental expenses were US$281,505 and US$378,417 for the six months ended June 30, 2019 and 2020, respectively.

As of June 30, 2020, future minimum lease commitments, all under office non-cancelable operating lease agreements, were as follows:

Office
Six months ending December 31, 2020	374,404
2021	352,221
2022	72,180
2023	—

Except for those disclosed above, the Group did not have any significant capital or other commitments, long-term obligations, or guarantees as of June 30, 2020.

12. CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

	Ordinary shares		Subscriptions receivable	Accumulated other comprehensive income (loss)	Retained earnings	Total shareholder’s equity (deficit)
	Shares	US$	US$	US$	US$	US$
Balance as of January 1, 2019	73,393,941	7,339	(7,339)	(30,045)	(7,087,593)	(7,117,638)
Accretion of redeemable convertible preferred shares	—	—	—	—	(940,095)	(940,095)
Net income	—	—	—	—	11,441,138	11,441,138
Foreign currency translation adjustments, net of nil income taxes	—	—	—	22,062	—	22,062
Unrealized holding gains on short-term investments, net of income taxes of US$1,541	—	—	—	9,891	—	9,891
Reclassification adjustment for gains on short-term investments realized in net income, net of income taxes of US$1,541	—	—	—	(4,623)	—	(4,623)

Balance as of June 30, 2019	73,393,941	7,339	(7,339)	(2,715)	3,413,450	3,410,735

	Ordinary shares		Subscriptions receivable	Accumulated other comprehensive income (loss)	Retained earnings	Total shareholder’s equity
	Shares	US$	US$	US$	US$	US$
Balance as of January 1, 2020	73,393,941	7,339	(7,339)	5,218	19,896,958	19,902,176
Accretion of redeemable convertible preferred shares	—	—	—	—	(1,035,458)	(1,035,458)
Net income	—	—	—	—	25,194,632	25,194,632
Dividends to shareholders	—	—	—	—	(9,010,045)	(9,010,045)
Foreign currency translation adjustments, net of nil income taxes	—	—	—	(23,445)	—	(23,445)
Unrealized holding gains on short-term investments, net of income taxes of US$2,025	—	—	—	8,426	—	8,426
Reclassification adjustment for gains on short-term investments realized in net income, net of income taxes of US$2,025	—	—	—	(6,076)	—	(6,076)

Balance as of June 30, 2020	73,393,941	7,339	(7,339)	(15,877)	35,046,087	35,030,210

13. SUBSEQUENT EVENT

Management has considered subsequent events through August 17, 2020, which was the date the unaudited condensed consolidated financial statements were issued.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to the public interest, such as providing indemnification against civil fraud or the consequences of committing a crime. The registrant’s articles of association provide that each officer or director of the registrant shall be indemnified out of the assets of the registrant from and against all actions, costs, charges, losses, damages and expenses which they or any of them, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, in their respective offices or trust unless such actions, costs, charges, losses, damages and expenses arise from dishonesty or fraud which may attach to such directors or officers.

Under the form of indemnification agreements to be filed as Exhibit 10.1 to this registration statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

We were incorporated as FYXTECH CORPORATION in February 2018, and subsequently changed our name to Yalla Group Limited in November 2019. We have, since our incorporation, issued and sold the securities described below without registering the securities under the Securities Act. None of these transactions involved any underwriters’ underwriting discounts or commissions, or any public offering. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S or Rule 701 under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering.

Securities/Purchaser	Date of Issuance	Number of Securities		Consideration in U.S. Dollars
Vistra (Cayman) Limited	February 7, 2018	1	Ordinary shares	US$	0.0001

iFeng Limited	February 7, 2018	99	Ordinary shares	US$	0.0099

YooYoo Limited	February 7, 2018	100	Ordinary shares	US$	0.01

WindBell Limited	February 7, 2018	100	Ordinary shares	US$	0.01

Allies Group Limited	February 7, 2018	100	Ordinary shares	US$	0.01

iFeng Limited	May 23, 2018	11,410,482	Ordinary shares	US$	1,141.0482

YooYoo Limited	May 23, 2018	51,817,179	Ordinary shares	US$	5,181.7179

WindBell Limited	May 23, 2018	10,165,980	Ordinary shares	US$	1,016.598

Allies Partners Limited	May 23, 2018	4,955,327	Series Angel preferred shares	US$	495.5327

iFeng Limited	May 23, 2018	1,000,246	Series Pre-A preferred shares	US$	100.0246

Securities/Purchaser	Date of Issuance	Number of Securities		Consideration in U.S. Dollars
YooYoo Limited	May 23, 2018	7,916,734	Series Pre-A preferred shares	US$	791.6734

WindBell Limited	May 23, 2018	1,000,246	Series Pre-A preferred shares	US$	100.0246

JOLLY UNIQUE LIMITED	May 23, 2018	27,272,727	Series A preferred share	US$	15,000,000

SIG Global China Fund I, LLLP	May 23, 2018	9,090,909	Series A preferred share	US$	5,000,000

Between June 30, 2018 and June 30, 2020, we granted options to purchase an aggregate of 41,733,506 of our ordinary shares to certain directors, officers and employees under the 2018 Plan. All of such options remain outstanding as of the date hereof.

Item 8. Exhibits and Financial Statement Schedules

(a)	Exhibits

See Exhibit Index beginning on page II-3 of this Registration Statement.

(b)	Financial Statement Schedules.

All supplement schedules are omitted because of the absence of conditions under which they are required or because the information is shown in the financial statements or notes thereto.

Item 9. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1.1*	Form of Underwriting Agreement

3.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant, amended and restated on November 20, 2019

3.2	Form of Third Amended and Restated Memorandum and Articles of Association of the Registrant

4.1	Specimen of Ordinary Share Certificate

4.2**	Form of Deposit Agreement among the Registrant, The Bank of New York Mellon, as depositary, and the holders and beneficial owners of ADSs issued thereunder, as depositary

4.3**	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 4.2)

4.4	Shareholders Agreement, dated May 23, 2018

4.5	Amendment to Shareholders Agreement, dated February 10, 2020

5.1	Opinion of Conyers Dill & Pearman regarding the validity of the ordinary shares being registered

8.1	Form of opinion of Simpson Thacher & Bartlett LLP regarding certain United States federal tax matters

8.2	Opinion of Conyers Dill & Pearman regarding certain Cayman Islands tax matters

8.3	Opinion of Al Tamimi & Company regarding certain United Arab Emirates tax matters

8.4	Opinion of JunHe LLP regarding certain PRC tax matters (included in Exhibit 99.2)

10.1	Form of Indemnification Agreement between the Registrant and its directors and executive officers

10.2	Form of Employment Agreement between the Registrant and its executive officers

10.3	Amended and Restated Share Incentive Plan of 2018

10.4	Amendment No. 1 to Amended and Restated Share Incentive Plan of 2018

10.5	2020 Equity Incentive Plan

21.1	Subsidiaries of Registrant

23.1	Consent of KPMG Huazhen LLP

23.2	Consent of Conyers Dill & Pearman (included in Exhibit 5.1 and Exhibit 8.2)

23.3	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 8.1)

23.4	Consent of Al Tamimi & Company (included in Exhibit 8.3)

23.5	Consent of JunHe LLP (included in Exhibit 99.2)

23.6	Consent of Frost & Sullivan

23.7	Consent of Osman Sultan

23.8	Consent of David Cui

24.1	Powers of Attorney (included on the signature page in Part II of this Registration Statement)

99.1	Code of Business Conduct and Ethics of the Registrant

99.2	Opinion of JunHe LLP regarding certain PRC law matters

*	To be filed by amendment.
**	Incorporated by reference to the Registration Statement on Form F-6 to be filed with the Securities and Exchange Commission with respect to American depositary shares representing our ordinary shares.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Shenzhen, China on September 8, 2020.

YALLA GROUP LIMITED

By:	/s/ Tao Yang
	Name:	Tao Yang
	Title:	Chairman and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint Tao Yang, Jianfeng Xu and Yang Hu, and each of them singly, as his or her true and lawful attorney-in-fact and agents, each with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents, or his or her substitutes or substitutes, may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

/s/ Tao Yang	Chairman and Chief Executive Officer	September 8, 2020
Tao Yang	(principal executive officer)

/s/ Saifi Ismail	Director and President	September 8, 2020
Saifi Ismail

/s/ Jianfeng Xu	Director and Chief Operating Officer	September 8, 2020
Jianfeng Xu

/s/ Yang Hu	Chief Financial Officer	September 8, 2020
Yang Hu	(principal financial and accounting officer)

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Yalla Group Limited has signed this registration statement or amendment thereto in New York on September 8, 2020.

US Authorized Representative Cogency Global Inc.

By:	/s/ Colleen A. De Vries
Name: Colleen A. De Vries
Title: Senior Vice President